

ACCELERATING
ON A WET TRACK

ANNUAL REPORT 2022

CONTENTS

ABOUT MVB

MVB Financial Corp. ("MVB Financial" or "MVB"), the innovative financial holding company of MVB Bank, Inc. ("MVB Bank"), is publicly traded on the Nasdaq Capital Market® under the ticker "MVBF." Through its subsidiary MVB Bank and the bank's subsidiaries, MVB provides services to individuals and corporate clients in the Mid-Atlantic region, as well as to fintech, payment and gaming clients throughout the United States. For more information about MVB, please visit ir.mvbbanking.com.



2022 ACCOLADES

Team MVB's commitment and teamwork were recognized with several prestigious accolades in 2022.



American Banker Best Banks to Work For 2022
For the second consecutive year, Team MVB was honored to be named one of American Banker's Best Banks to Work For. Out of 90 U.S. banks, MVB placed number 14 in the rankings, which assessed employee satisfaction in areas including corporate culture and communications, training and development opportunities and pay and benefits.



Quartz: Best Companies for Remote Workers 2022
MVB earned a spot on Quartz Media's list for Best Companies for Remote Workers, an award based on remote Team Members' responses regarding company practices, leadership, corporate culture and Team engagement. Through the award assessment process, Quartz analyzed how effectively culture is enriching and supporting a business's remote workforce.



Fortune: 2022 Best Medium Workplaces
Fortune Magazine honored MVB as one of the 2022 Best Medium Workplaces. To determine the Best Medium Workplaces list, survey responses of over 200,000 employees throughout the U.S. were carefully evaluated. In that survey, 94% of MVB's Team Members said MVB is a great place to work – compared to 57% of employees at a typical U.S.-based company.



Fortune: 2022 Best Workplaces in Financial Services & Insurance
MVB achieved a second award from Fortune in 2022, Best Workplaces in Financial Services & Insurance. The highly competitive award is based on analysis of survey responses from more than 176,000 employees from Great Place to Work-Certified™ companies in the financial services and insurance industry. Companies are assessed on how well they are creating a great employee experience that cuts across race, gender, age, disability status or any aspect of who employees are or what their role is.



BAI: Global Innovation Award
MVB was named the winner of the 2022 BAI Global Innovation Awards, receiving recognition for strategic efforts in enhancing the onboarding experience for new fintech clients through Victor Technologies, Inc., a wholly-owned subsidiary of MVB Edge Ventures. Among hundreds of nominees, ten winners were ultimately selected by a panel of judges. MVB was selected for the Innovation in Commercial Banking Onboarding Experience category based on originality and impact.



GonzoBanker: The Smarter Bank Technology Award
For the second consecutive year, MVB accepted an award from banking consulting company GonzoBanker. This year, Team MVB was pleased to receive The Smarter Bank Technology Award, which recognized MVB for leaning into innovation and being a tech leader within the industry.



Bank Director: The Best U.S. Banks
Bank Director honored MVB as one of The Best U.S. Banks in 2022. The award is based on Bank Director's Banking study, which analyzes the 300 largest publicly traded banks in the U.S. The final rankings are determined by profitability, asset quality and capital adequacy.

WHAT DRIVES US



Strategy + Talent + Culture = Our Differentiator

At MVB, our culture is our differentiator and part of our corporate DNA. Our Purpose and Values aren't just words, they define the environment in which our Team Members thrive. We like to say our culture is our secret sauce, vital to our continued growth. During our 20-plus-year history, MVB has grown from a community bank with 35 employees to a forward-thinking, NASDAQ-listed, Russell 2000® company with nearly 500 Team Members living in more than 40 states. Together, we think bigger, and we do bigger!

In addition to our Purpose and Values, one additional motivator drives us. That's our Moonshot – which is to positively impact the financial lives of 1 billion people, one life at a time. That's what inspires us.

Our Why
To positively impact the financial lives of one billion people, one life at a time

Purpose
Trusted partners on the financial frontier, committed to your success

Values



Respect, Love & Caring



Trust



Commitment



Adaptive



Teamwork

INVESTING IN OUR COMMUNITIES

As MVB grows and evolves, our continued commitment to our teammates, clients, communities and shareholders remains steadfast. Social impact ties into our value of Respect, Love and Caring. In 2022, MVB focused on larger projects with meaningful impact, as well as providing community service, technical assistance and leadership to numerous community organizations. Overall, Team MVB performed 816 hours of community service in 2022, which includes 349 activities for 48 organizations.

FHLBank Pittsburgh Affordable Housing Program (AHP)

FHLBank Pittsburgh (FHLBank) announced in December 2022 it awarded a total of $1.5 million to four North Central West Virginia projects, in partnership with MVB Bank. These awards are part of the 2022 funding round of FHLBank's AHP grants and voluntary housing grant initiative.

North Central West Virginia awarded projects include the following:

- Morgantown Community Resources, Inc., was awarded $498,993 toward a building rehabilitation project that will provide housing and a counseling center in Morgantown for 26 veterans experiencing homelessness, addiction or difficulties living a productive life.
- Mon Valley Habitat for Humanity, Inc., was awarded $450,000 and will build three new affordable housing units on blighted lots in the heart of Fairmont on Robinson Street.
- Clarksburg-Harrison Regional Housing Authority was awarded $311,940 to rehabilitate five owner-occupied units in the Monticello neighborhood of Clarksburg.
- Mountain Opportunities Corporation was awarded $311,940 to rehabilitate five homes in Shinnston.

GameChanger One Pill Can Kill Campaign

MVB is a founding corporate sponsor of the GameChanger program, an initiative designed to combat opioid and substance misuse. Based in West Virginia, the program seeks to educate, support and empower youth to make healthy choices as they prepare to be leaders of tomorrow. MVB President Don Robinson is one of the three leaders who have been involved in the program since day one. MVB Director John Ebert also serves as a board member of this charity.

In a continuing effort to combat the growing opioid and substance misuse problem and the fentanyl crisis through prevention education, GameChanger in 2022 launched a new prevention education program named One Pill Can Kill. Endorsed by the United States Drug Enforcement Administration, the program features a 35-minute film hosted by former West Virginia University women's basketball standout Meg Bulger and educates students, parents and guardians about the dangers of purchasing pills laced with deadly fentanyl over the internet or from other sources.

Produced by FGPG Productions of Los Angeles, the film will be made available to all public and private middle and high schools in West Virginia, reaching more than 200,000 students.

The GameChanger One Pill Can Kill Program complements its overall Prevention Education Program designed in conjunction with the Prevention Solutions Team at The Hazelden Betty Ford Foundation. This three-year comprehensive program is currently in 12 pilot schools in West Virginia with 50 additional schools scheduled for implementation in fall 2023.

Volunteer Income Tax Assistance (VITA)

The IRS Volunteer Income Tax Assistance (VITA) and Tax Counseling for the Elderly programs offer free basic tax return preparation to qualified individuals. The VITA program has operated for over 50 years, offering free tax help to people who generally make $58,000 or less; persons with disabilities; and limited English-speaking taxpayers.

For the 2022 tax season, MVB recruited six Team Members to volunteer as remote tax preparers and quality reviewers for Tygart Valley United Way's VITA program in North Central West Virginia. Due to unexpected staff turnover and delayed AmeriCorps assistance, Tygart Valley United Way was in great need of support. MVB volunteers stepped in to be the primary tax preparers and quality reviewers for the first three weeks of the VITA season.

Through this initiative, MVB Team Members dedicated more than 100 cumulative hours toward training and volunteering. Over the three weeks of volunteering, MVB Team Members assisted with 32 tax returns for a grand total of $52,219 in refunds with an average of $1,631.84 per return. Of these 32 returns, the average adjusted gross income was $20,903.28, with a total of $9,494 returned through Earn Income Tax Credit and $8,909 through the enhanced Child Tax Credit.



Tony Merendino

Real Men Wear Pink

MVB Bank has participated in the West Virginia Real Men Wear Pink campaign to fight breast cancer for the past five years, three of which have resulted in first-place state titles. MVB's five combined campaigns have raised $72,955 that has been allocated to breast cancer research and support for breast cancer patients and their families through the American Cancer Society.

Tony Merendino, Commercial Loan Officer at MVB Bank, was named West Virginia's Real Man of 2022 as a result of his first-place victory in the American Cancer Society's annual Real Men Wear Pink of West Virginia campaign, which took place throughout the month of October 2022. Merendino raised funds from MVB Bank Team Members by hosting company-wide conversations and virtual events, and from his local community by hosting a business after-hours event and networking with friends and colleagues wherever he went during the month of October.

Achievement of Carbon Neutral Status



MVB continues to partner with Boston-based sustainability company, GreenFeet, to gather and calculate data for a collective Emissions Report for all MVB business and banking center locations. Using the GreenFeet platform, we activity manage data so we can track future sustainability goals. On June 14, 2022, MVB announced the achievement of Carbon Neutral Status with plans to continue to maintain this status in 2023.

Solar Panel Installation at MVB Banking Centers

Supporting the local business and environment, MVB entered into an agreement to install solar panels with Parthian Battery Solutions, LLC at MVB's banking center locations throughout North Central West Virginia. The first MVB solar panel installation took place in March 2021 in Morgantown, and the project expanded in 2022 to two locations in Fairmont. In 2023, we will complete an installation in Bridgeport. With this effort, 50% of our banking centers will be utilizing a form of renewable energy.

DRIVEN TO SUCCESS

A MESSAGE FROM OUR CEO

The events of the past few years have been tumultuous, and 2022 was no exception. Guided by our core values, Team MVB again rose to the occasion and for that, I am immensely grateful.



MVB CEO Larry F. Mazza

We met challenges head-on, capitalized on opportunity, welcomed new partners and continued to forge a path of transformative change for our company.

Several years ago, we set out to reposition our business model for what we saw as the coming convergence of banking and technology. From our strong foundation, we also sought to build a more resilient business that would thrive through the economic cycle.

To that end, we targeted improvement in our funding base, and today I'm pleased to report our great success in building a differentiated, peer-leading core funding profile. Primarily through MVB's market leadership in online gaming and other Fintech initiatives, we have transformed our deposit base, driving noninterest bearing deposits to 48% of total deposit funding at year-end 2022 from 8% at year-end 2015, a compound annual growth rate of 48%.

Still on Track – Moving into High Gear for Earnings Power (YTD 12.2021 – YTD 12.2022)



2022 Market Obstacles

- Reduced mortgage fee income: **$16.4 million**
- Increased provision expense (primarily driven by loan growth): **$20.5 million**
  Loan growth from 12/31/21 to 12/31/22 was 27%

Creating Momentum

- Increase in Pre-Provision Net Interest Income: **$34.6 million**
- Increase in Payment card and service charge income: **$4.1 million**
- Increase in Consulting fee income: **$5.9 million**

Adapting & Accelerating

Announced 12% reduction in NIE ($14.4 million) based on Q3 2022 run rate to be executed. 75% by end of Q1 2023 and remainder by end of Q3 2023.

Growth Vehicles Drive Low-Cost Deposits





Deposits ($ Millions)

NIB CAGR 64%

On Balance Sheet NIB/Deposits 46%

On Balance Sheet NIB/Deposits 11%

	2017	2018	2019	2020	2021	2022
Off balance sheet			$92	$295	$483	$724
Total noninterest-bearing deposits	$126	$214	$279	$716	$1,120	$1,232
Total interest-bearing deposits	$1,034	$1,096	$986	$1,267	$1,257	$1,339

■ Off balance sheet ■ Total noninterest-bearing deposits ■ Total interest-bearing deposits

Source: Company documents and SEC Filings

Legend

Today, MVB banks 43 clients that in the aggregate command 85% market share of the online sports betting niche. According to research published by JPMorgan Chase & Co., total Gross Gaming Revenue (GGR) grew from $0.9 billion in 2019 to $7.7 billion in 2022 and is expected to increase to $12.8 billion by 2025, reflecting the continued expansion of legalized sports betting. Given MVB's clear market leadership position, we are excited by the potential growth opportunities ahead.

U.S. Sports Betting Gross Gaming Revenue (GGR) Outlook





Gross Gaming Revenue By Distribution Channel: 2018 to 2023E[1]

EKG shows total U.S. sports betting GGR between 2018 and 2023E annually. The market's recent, exponential growth has been driven by a few factors—namely, the rapid legalization and launch of online sports betting in populous states.

EKG expects total GGR to rise to $9.4bn in 2023



GGR by Channel Forecast: 2020 to 2026E[2]

VIXIO forecasts the U.S. sports betting market to be **$16.4bn to $21.1bn** in total annual gross revenue by 2026, depending on whether legislative trends align with their base- or more optimistic bull-case scenarios.

Source: 1 – EKG's U.S Sports Betting Market Monitor | February 2023 ; Source 2 – VIXIO Gambling Compliance estimates

MVB Is The Leading Financial Partner to the Online Gaming Industry





Source: Craig Hallum Capital Group LLC

In March 2022 at MVB's first-ever Investor Day event, we introduced our new MVB F-1 Success Loves Speed Strategic Plan. Broadly speaking, the plan objective is to achieve $100 million of incremental revenue by year-end 2024. Building on the success of our core funding initiatives, a key aspect of this new plan is to transform and diversify the asset side of our balance sheet through the development of a robust loan growth engine.

I'm pleased to report that progress on this front accelerated significantly during 2022. Loan balances grew 27% for the year, driven by a diverse set of strategic lending partnerships, SBA lending and other new initiatives. This continues a trend in which loans have grown at a compound annual growth rate of 16% since 2017.



These purposeful actions to further develop our core funding profile and loan growth engine coincided in 2022 with a rapidly shifting interest rate environment, which played to MVB's established and emerging strengths.** Throughout the year, MVB realized the benefit of exceedingly strong growth produced at increasingly higher loan yields. Anchored by our large base of noninterest bearing Fintech, title and specialty deposits, this favorable balance sheet mix drove significant net interest margin expansion, net interest income growth and core earnings improvement.

Specifically, net interest margin for the year increased to 4.04% from 3.26% and net interest income grew by 45% as compared to the prior year. Notably, our net interest margin now compares quite favorably to bank sector peers, which was a key objective when we set out to transition our business several years ago.

Diversification of Non-Interest Income (Dollars in Thousands)



Replacing lower multiple mortgage income

— with —

higher multiple card & service-charge income

Source: Company Documents. ICM is Intercoastal Mortgage Company, LLC.

	Years Ended			
	December 31, 2022	December 31, 2021	Growth ($)	Growth (%)
Payment card and service charge income:				
Card acquiring income	$ 2,790	$3,817	($1,027)	(26.9%)
Service charges on deposits	3,418	634	$2,784	439.1%
Interchange income	5,440	3,073	$2,367	77.0%
Total payment card and service charge income	$ 11,648	$ 7,524	$4,124	54.8%
Equity method investment income:				
Income (loss) from ICM equity method investment	($ 23)	16,383	($16,406)	(100.1%)
Loss from other equity method investments	(690)	1,045	($1,735)	(166.0%)
Total equity method investment income (loss)	($ 713)	$ 17,428	($18,141)	(104.1%)
Other non-interest income:				
Compliance and consulting income	$ 15,504	$ 9,625	$5,879	61.1%
Gain on sale of loans	1,655	4,178	($2,523)	(60.4%)
Investment portfolio gains (Fintech and banking)	925	7,656	($6,731)	(87.9%)
Gains on acquisitions and divestiture activity	--	10,783	($10,783)	(100%)
Other non-interest income	9,275	5,402	$3,873	71.7%
Total other non-interest income	$ 27,359	$ 37,644	($10,285)	(27.3%)
Total non-interest income	$ 38,294	$ 62,596	($24,302)	(38.8%)

Due in large part to monetary policy actions undertaken by the Federal Reserve (e.g. higher interest rates; quantitative tightening) to drain excess liquidity from the system in an effort to curb inflation, banks face considerable uncertainty heading into 2023. Against this backdrop, many bank sector peers have struggled to retain and grow low-cost deposits. While not immune from these pressures, MVB stands relatively well-positioned, given funding growth drivers that are less correlated to the traditional "red ocean" economy and interest rate cycle, and more closely tied to the build-out of new, "blue ocean" opportunities in which our company enjoys first mover advantage and commanding market share.

Importantly, our forward progress is not derived from taking on excess risk. Our foremost priority at MVB is the safety and soundness of the institution, a philosophy that serves us well during challenging times. During the just-completed year, MVB's foundational strength remained intact. Nonperforming and classified loans declined sharply over the course of the year, and while net charge-offs increased, this was due primarily to the changing mix of our consumer loan portfolio, and one-off commercial credit write-offs that we do not consider to be indicative of broad-based deterioration.

Capital strength, another pillar of MVB's foundation, was maintained. Reflecting MVB's strong capital position and earnings profile, the Company elected to increase the quarterly cash dividend over the course of the year by 13.3%, to $0.17.

We at MVB pride ourselves on our core values; among these is being Adaptive. As Charles Darwin noted, it is not the strongest or the smartest of the species that survives, it is the most adaptable to change. As market conditions evolved over the course of the past year, MVB took decisive action.

In late October, we announced cost rationalization initiatives that will ultimately reduce expenses by 12% (from the Q3 2022 annualized level) by the end of Q3 2023. Also, of the 14 growth vehicles we highlighted at MVB's Investor Day in March 2022, characterized as "fast track," "qualifying track" and "test track" based on their respective levels of maturity, we've since removed five of these vehicles and deemphasized three others for now, as we sharpen our focus amidst more challenging market conditions.

During 2022, we welcomed several new partners into the fold. I'd like to congratulate Dan Holt, Lindsay Slader and Jan Owen for their appointments to our Board of Directors, and to W. Marston ("Marty") Becker, who assumed the role of Chairman. In October 2022, we completed the execution of our strategic minority investment in Warp Speed Holdings LLC. In August 2022, we announced our intention to acquire Integrated Financial Holdings Inc. (OTCQX: IFHI); subsequently, in January 2023, we announced that both parties had received shareholder approval of the merger agreement. We look forward to their contributions as trusted partners on the financial frontier.

Finally, I'd be remiss if I didn't mention MVB's receipt of several awards during the year. For the second consecutive year, MVB was named one of American Banker Magazine's Best Banks to Work For. During 2022, Great Place to Work and Fortune magazine honored MVB as one of the 2022 Best Workplaces in Financial Services and Insurance. Also, Quartz Media named MVB as one of the 2022 Best Companies for Remote Workers. These awards and our continued success are a testament to our teammates, culture and values.

As we look to a new year, I would like to thank our Team Members, Board of Directors, clients, communities, shareholders and friends for your continued support.

The best is yet to come.



Larry F. Mazza

CEO, MVB Financial Corp. and MVB Bank

MVB BOARD OF DIRECTORS



W. Marston
"Marty" Becker



John W. Ebert



Daniel W. Holt



Gary A. LeDonne



Larry F. Mazza



Dr. Kelly R. Nelson



Jan L. Owen



Lindsay A. Slader



Cheryl D. Spielman

SHAREHOLDER AND CONTACT INFORMATION

Shareholders Meeting
The Annual Meeting of Shareholders of MVB Financial Corp. (MVB) will be held via live webcast at 10:00 a.m. EDT on May 9, 2023. This meeting is for the purpose of considering and voting upon certain proposals. Only those shareholders of record at the close of business on March 20, 2023, shall be entitled to notice of the meeting and to vote at the meeting.

Transfer Agent & Shareholder Inquiries
The corporation's transfer agent is Computershare. Inquiries concerning transfer requirements, lost certificates, and change of address should be directed to:

Computershare
462 South 4th Street
Louisville, KY 40202
www.computershare.com

Investor Inquiries
Investor inquiries to the Company should be directed to:
Marcie Lipscomb
(304) 285-0020
mlipscomb@mvbbanking.com

All Other Inquiries
All other inquiries to the Company should be directed to:
MVB Financial Corp.
Attn: Investor Relations
301 Virginia Avenue
Fairmont, WV 26554
(844) MVB-BANK (844-682-2265)

Form 10-K
A copy of the MVB Financial Corp. Form 10-K for 2022, which has been filed with the SEC, is available without attachments at no charge upon written request and is also available at http://ir.mvbbanking.com.

Inquiries should be directed to the Investor Relations contact above.

Independent Registered Accounting Firm
FORVIS, LLP
910 E. St. Louis Street
Suite 400
Springfield, Missouri 65806

Stock Market Listing
MVB Financial Corp. stock is traded on The Nasdaq Capital Market under the symbol: MVBF.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-38314



MVB Financial Corp.

(Exact name of registrant as specified in its charter)

West Virginia	**20-0034461**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
301 Virginia Avenue, Fairmont, WV	**26554**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(**304**)** 363-4800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 Par Value Per Share	MVBF	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Based upon the closing price of the common shares of the registrant on June 30, 2022 of $31.11 as reported on the Nasdaq Capital Market, the aggregate market value of the common shares of the registrant held by non-affiliates during that time was $337.7 million. For this purpose, certain executive officers and directors are considered affiliates. This calculation does not reflect a determination that such persons are affiliates for any other purpose.

As of March 15, 2023, the registrant had 12,621,580 shares of common stock outstanding with a par value of $1.00 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to the 2022 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

		Page

Forward-Looking Statements:

Statements in this Annual Report on Form 10-K that are based on factors other than historical data are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of future events and include, among others, statements with respect to the beliefs, plans, objectives, goals, guidelines, expectations, anticipations and future financial condition, results of operations and performance of the Company and its subsidiaries (collectively, "we," "our," or "us"), including the MVB Bank, Inc. (the "Bank"), and statements preceded by, followed by or that include the words "may," "could," "should," "would," "will," "believe," "anticipate," "estimate," "target," "expect," "intend," "plan," "projects," "outlook" or the negative of those terms or similar expressions.

These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing our view as of any subsequent date. Forward-looking statements involve significant risks and uncertainties (both known and unknown) and actual results may differ materially from those presented, either expressed or implied, including, but not limited to, those presented in *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations*. Factors that might cause such differences include, but are not limited to:

- changes in the economy, which could materially impact credit quality trends and the ability to generate loans and gather deposits, including the pace of recovery following the continued effects of the Coronavirus Disease ("COVID-19") pandemic;
- industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, nationally and in the markets in which we operate;
- changes in financial market conditions in areas in which we conduct operations, including, without limitation, changes in deposit flows, the cost of funds, reduced rates of business formation and growth, commercial and residential real estate development and real estate prices;
- interest rate fluctuations in response to economic conditions and the policies of various governmental and regulatory agencies;
- evolving legislation and heightened regulatory scrutiny in emerging FinTech and banking-as-a-service sectors and our ability to recruit and retain employees with industry expertise to comply with such legislation and regulatory scrutiny;
- ability to adapt to technological change and to successfully execute business plans, manage risks and achieve objectives, including strategies related to investments in financial technology ("Fintech");
- market, economic, operational, liquidity, credit and interest rate risks associated with our business;
- changes, volatility and disruption in local, national and international political and economic conditions, including, without limitation, major developments such as wars, natural disasters, epidemics and pandemics, military actions, terrorist attacks and geopolitical conflict, including the continuing escalation and conflict in Ukraine;
- climate change, severe weather and natural disasters which could have a material adverse effect on our business, financial condition and results of operations;
- the length, severity, magnitude and duration of the COVID-19 pandemic and other pandemics in the future and the direct and indirect impacts of the COVID-19 pandemic and other pandemics in the future, including their impact on our financial condition and business operations, and any governmental or societal responses thereto;
- unanticipated changes in our liquidity position, including, but not limited to, changes in access to sources of liquidity and capital to address our liquidity needs;
- deposits include certain concentrations with large customers and industries;
- the quality and composition of our loan and securities portfolios;
- ability to successfully conduct acquisitions and integrate acquired businesses and potential difficulties in expanding businesses in existing and new markets;
- ability to successfully manage credit risk and the sufficiency of allowance for credit losses;
- increases in the levels of losses, customer bankruptcies, bank failures, claims and assessments;
- changes in government legislation and accounting policies, including the Dodd-Frank Act and Economic Growth, Regulatory Relief and Consumer Protection Act ("EGRRCPA");
- uncertainty about the transition away from the London Inter-bank Offered Rate ("LIBOR") and to the Secured Overnight Financing Rate ("SOFR") as the primary interest rate benchmark;
- competition and consolidation in the financial services industry;
- new legal claims against us, including litigation, arbitration and proceedings brought by governmental or self-regulatory agencies or changes in existing legal matters;
- success in gaining regulatory approvals, when required, including for proposed mergers or acquisitions;
- changes in consumer spending and savings habits, including demand for loan products and deposit flow;

- increased competitive challenges and expanding product and pricing pressures among financial institutions and non-bank financial companies;

- operational risks or risk management failures by us or critical third parties, including without limitation, with respect to data processing, information systems, technological changes, vendor problems, business interruptions and fraud risk;

- increasing risk of continually evolving, sophisticated cybersecurity activities faced by financial institutions and others that could result in, among other things, theft, loss, misuse or disclosure of confidential client, customer or corporate information or assets and a disruption of computer, software or network systems and the potential impact from such risks, including reputational damage, regulatory penalties, loss of revenues, additional costs (including repair, remediation and other costs), exposure to litigation and other financial losses;

- risks, uncertainties and losses involved with the developing cryptocurrency industry, including the evolving regulatory framework;

- failure or circumvention of internal controls;

- legislative or regulatory changes which adversely affect our operations or business, including the possibility of increased regulatory oversight due to changes in the nature and complexity of our business model;

- increased emphasis by regulators on federal and state consumer protection laws that extensively govern customer relationships;

- changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board ("FASB") or regulatory agencies, including the impact of adopting the current expected credit losses ("CECL") standard;

- concentration risk in our deposit base, including risk of losing large clients and concentration in certain industries, such as gaming deposits; and

- costs of deposit insurance and changes with respect to Federal Deposit Insurance Corporation ("FDIC") insurance coverage levels.

Certain risk factors that might cause actual results to differ materially from those presented are more fully described in this Annual Report on Form 10-K within Part I, *Item 1A – Risk Factors*, included elsewhere in this report and from time to time, in other filings with the Securities and Exchange Commission ("SEC"). Actual results may differ materially from those expressed in or implied by any forward-looking statement. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except to the extent required by law, we specifically disclaim any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

REFERENCES

Unless the context otherwise requires, references in this report to "MVB Financial," "MVB," the "Company," "we," "us," "our," and "ours" refer to the registrant, MVB Financial Corp., and its subsidiaries consolidated for the purposes of its financial statements.

PART I

ITEM 1. BUSINESS

Corporate Overview

MVB Financial Corp. is a financial holding company organized as a West Virginia corporation in 2003 that operates principally through its wholly-owned subsidiary, MVB Bank, Inc. (the "Bank"). The Bank's consolidated subsidiaries include MVB Insurance, LLC, a title insurance company ("MVB Insurance"), ProCo Global, Inc. ("Chartwell," which does business under the registered trade name Chartwell Compliance), Paladin Fraud, LLC ("Paladin Fraud") and MVB Edge Ventures, LLC ("Edge Ventures"). The Bank owns a controlling interest in Trabian Technology, Inc. ("Trabian") and Edge Ventures wholly-owns Victor Technologies, Inc. ("Victor"), as well as controlling interests in MVB Technology, LLC ("MVB Technology") and Flexia Payments, LLC ("Flexia"). The Bank also owns an equity method investment in Intercoastal Mortgage Company, LLC ("ICM") and MVB Financial Corp. owns equity method investments in Ayers Socure II, LLC ("Ayers Socure II") and Warp Speed Holdings, LLC ("Warp Speed").

Edge Ventures serves as a management company providing oversight, alignment and structure for MVB's Fintech companies and allocates resources to help incubate venture businesses and technologies acquired and developed by MVB.

Through our professional services entities, which include Chartwell, Paladin Fraud and Trabian, we provide compliance and consulting solutions to assist Fintech and corporate clients in building digital products and meeting their regulatory compliance and fraud defense needs.

We have acquired a number of financial institutions and other financial services businesses. Future acquisitions and divestitures will be consistent with our strategic direction. Our most recent acquisition activity includes the following:

- In March 2022, the Bank entered into an agreement to acquire a 37.5% interest in Warp Speed, a holding company whose subsidiaries are focused on residential and commercial loan origination and servicing, business and personal insurance brokerage and data analytics. In April 2022, we assumed the Bank's obligations under the Purchase Agreement. Effective October 1, 2022, we completed the purchase with $38.4 million in cash, plus 313,030 shares of newly-issued common stock of MVB, with an aggregate value of $9.6 million, based on the volume-weighted average closing price for shares of MVB common stock for the 20 trading days ending the day prior to closing.

- In August 2022, we entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with Integrated Holdings, Inc. ("IFH"). The Merger Agreement provided that, upon the terms and conditions therein, IFH would merge with and into MVB (the "Merger"), with MVB continuing as the surviving corporation. Following the Merger, West Town Bank & Trust ("West Town Bank"), a state bank chartered under the laws of Illinois and wholly-owned subsidiary of IFH, would merge with and into the Bank, with the Bank as the surviving bank. In January 2023, the Merger Agreement was approved by the board of directors and shareholders of MVB and IFH. We are awaiting required regulatory approvals in order to execute the Merger.

Business Overview

We conduct a wide range of business activities through the Bank, primarily commercial and retail ("CoRe") banking services, as well as Fintech banking.

CoRe Banking

We offer our customers a full range of products and services including:

- Various demand deposit accounts, savings accounts, money market accounts and certificates of deposit;
- Commercial, consumer and real estate mortgage loans and lines of credit;
- Debit cards;
- Cashier's checks;
- Safe deposit rental facilities; and
- Non-deposit investment services offered through an association with a broker-dealer.

Fintech Banking

We provide innovative strategies to independent banking and corporate clients throughout the United States. Our dedicated Fintech sales team specializes in providing banking services to corporate Fintech clients, with a primary focus on operational risk management and compliance. Managing banking relationships with clients in the payments, digital savings, cryptocurrency, crowd funding, lottery and gaming industries is complex, from both an operational and regulatory perspective. We believe that the complexity of serving these industries causes them to be underserved with quality banking services and provides us with a significantly expanded pool of potential customers. When serviced in a safe and efficient manner, we believe these industries provide a source of stable, low cost deposits and noninterest, fee-based income. We thoroughly analyze each industry in which our customers operate, as well as any new products or services provided, from both an operational and regulatory perspective.

Edge Ventures

Edge Ventures, a wholly-owned subsidiary of the Bank, was created as a management company to provide oversight, alignment and structure for our Fintech companies and allocate resources to help incubate venture businesses and technologies acquired and developed by us. Subsidiaries of Edge Ventures include MVB Technology, Flexia and Victor, which are developing software to enhance the products and services available to our customers.

MVB Technology

MVB Technology is a 93.4% owned subsidiary of Edge Ventures. MVB Technology's primary product, GRAND, provides fast, cost effective payments from a modern bank account. Account holders fund their GRAND account using a bank account, card or direct deposit and can then seamlessly transfer funds between their GRAND account and their favorite apps. GRAND helps drive significant savings for online merchants through a streamlined process for transfers of customer funds.

Flexia

Edge Ventures owns an 80% interest in Flexia. Flexia is a Las Vegas-based Fintech company that licenses technology which allows users to access a reloadable account that combines a debit card account and casino gaming accounts into one card and to utilize them for non-cash transactions at participating casinos. Flexia's technology license provides Flexia with exclusive use of the software in the United States and Canada.

Victor

Victor is a wholly-owned subsidiary of Edge Ventures. Victor was formed to develop technology to make it faster and easier to launch and scale a broad spectrum of Fintech solutions for the gaming, payments, banking-as-a-service and digital asset sectors. Within a matter of weeks, Fintech developers can build solutions to manage and move money with developer-friendly application programming interfaces. Banks can onboard and manage more programs with Victor's tailored due diligence, risk assessment and oversight workflow tools. Recognizing the complexity of the Fintech ecosystem, Victor also supports seamless integration with a proven network of value-added technology and service providers.

Professional Services

Chartwell

Chartwell is a wholly-owned subsidiary of the Bank. Chartwell provides integrated regulatory compliance, state licensing, financial crimes prevention and enterprise risk management services that include consulting, outsourcing, testing and training solutions. Chartwell has expanded its services to both Fintech clients and banks, in coordination with the Bank's current compliance officers, to help create and implement strategy and provide expert compliance resources to aid the Bank in carrying out stringent and faster new client due diligence. In February 2023, Ankura Consulting Group, LLC acquired Chartwell from the Bank.

Paladin Fraud

Paladin Fraud is a wholly-owned subsidiary of the Bank. Paladin Fraud provides an extensive and customizable suite of fraud prevention services for merchants, credit agencies, Fintech companies and other vendors to help clients and partners defend against threats.

Trabian

The Bank owns an 80.8% interest in Trabian. Trabian builds digital products and web and mobile applications for forward-thinking community banks, credit unions, digital banks and Fintech companies. Consistent with the Bank's mission to pursue technology to accelerate community finance, Trabian has created technology platforms that have been instrumental to the success of many of today's leading Fintech companies.

Primary Market Areas and Customers

We consider our primary market area for CoRe banking services to be comprised of North Central West Virginia and Northern Virginia, where we currently operate eight full-service branches: six in West Virginia and two in Virginia. We consider our Fintech banking market to be customers located throughout the entire United States.

We believe that the current economic climate in our primary market areas reflect economic climates that are consistent with the general national economic climate. Unemployment in the United States was 3.3%, 3.7% and 6.5% for December 2022, 2021 and 2020, respectively.

COVID-19 Pandemic

Since 2020, economies throughout the world have been severely disrupted as a result of the COVID-19 pandemic and its subsequent variants. Given its ongoing and dynamic nature, it is difficult to predict the full impact of the COVID-19 pandemic on our business and our clients, providers and third parties. The extent of such impact depends on future developments, including resurgences, new variants or future pandemics, which are highly uncertain and cannot be predicted. We continue to actively monitor and respond to any ongoing effects of the COVID-19 pandemic.

Segment Reporting

We have identified five reportable segments: CoRe banking; mortgage banking; professional services; Edge Ventures; and financial holding company.

Revenue from CoRe banking activities consists primarily of interest earned on loans and investment securities and service charges on deposit accounts. Our Fintech division is included in the CoRe banking segment.

Revenue from our mortgage banking segment is primarily comprised of our share of net income or loss from mortgage banking activities of our equity method investments in ICM and Warp Speed. As we have elected to record our proportionate share of earnings of Warp Speed on three month lag, results of Warp Speed are not included in our consolidated statement of income for the year ended December 31, 2022 .

Professional services is the aggregate of Chartwell, Trabian and Paladin Fraud. Revenue from these operating segments is made up of primarily of professional consulting income to banks and Fintech companies.

Edge Ventures is the aggregate of Victor, MVB Technology, Flexia and the Edge Ventures holding company. These operating segments are aggregated together as Edge Ventures and are all start-up Fintech software development companies.

Revenue from financial holding company activities is mainly comprised of intercompany service income and dividends.

For more information about each of our reportable segments, please refer to *Note 22 – Segment Reporting* accompanying the consolidated financial statements included elsewhere in this report.

Commercial Loans

At December 31, 2022, the Bank had outstanding approximately $1.61 billion in commercial loans, including commercial and industrial, commercial real estate and financial loans. These loans represented approximately 68% of the total aggregate loan portfolio as of that date.

Commercial lending entails significant additional risks as compared with consumer lending (i.e., single-family residential mortgage lending and installment lending). In addition, the ability of a borrower to make payments on commercial loans typically depends on adequate cash flow of a business and thus may be subject to adverse conditions in the general economy or in a specific industry to a greater extent than consumer loans. Loan terms include amortization schedules commensurate with the purpose of each loan, the source of repayment and the risk involved. The primary analysis technique used in determining whether to grant a commercial loan is the review of a schedule of estimated cash flows to evaluate whether anticipated future cash flows will be adequate to service both interest and principal due. In addition, the Bank reviews collateral to determine its value in relation to the loan in the event of a foreclosure.

The Bank evaluates all new commercial loans and the Bank's Credit Department facilitates an annual loan review process that ensures that a significant portion of the commercial loan portfolio, typically a minimum of 50%, is reviewed each year under a risk-based approach. If deterioration in credit worthiness has occurred, the Bank takes prompt action designed to assure repayment of the loan. Upon detection of the reduced ability of a borrower to meet original cash flow obligations, the loan is considered for possible downgrading, and may be considered classified and potentially placed on non-accrual status.

Residential Mortgage Loans

At December 31, 2022, the Bank had approximately $628.2 million of residential real estate loans, home equity lines of credit and construction mortgages outstanding, representing 26% of total loans outstanding.

The Bank generally requires that the residential real estate loan amount be no more than 80% of the purchase price or the appraised value of the real estate securing the loan, unless the borrower obtains private mortgage insurance for the percentage exceeding 80%. Occasionally, the Bank may lend up to 100% of the appraised value of the real estate. Loans made in this lending category are generally one to ten year adjustable rate, fully amortizing to maturity mortgages. The Bank also originates fixed rate real estate loans and generally sells these loans in the secondary market. Most real estate loans are secured by first mortgages with evidence of title in favor of the Bank in the form of an attorney's opinion of the title or a title insurance policy. The Bank also requires proof of hazard insurance with the Bank named as the mortgagee and as the loss payee. Full appraisals are obtained from licensed appraisers for the majority of loans secured by real estate. In addition, the Bank purchases residential real estate loans from ICM.

Residential construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, we may advance funds beyond the amount originally committed to permit completion of the project. Also, note that with respect to construction loans, the Bank generally makes loans to the homeowner, rather than to the builder. At December 31, 2022, residential mortgage construction loans to individuals totaled approximately $90.6 million with an average remaining life of three months and are generally refinanced to a permanent loan upon completion of the construction.

Consumer Loans

At December 31, 2022 the Bank had approximately $131.6 million of consumer loans, including installment loans and personal lines of credit, representing 6% of total loans outstanding. Consumer loans include installment loans used by clients to purchase automobiles, boats and recreational vehicles.

Credit risk for consumer loans is similar to residential real estate loans described above as it is subject to the borrower's continuing financial stability and the value of the collateral securing the loan. This segment also includes subprime loans purchased from a third-party originator related to purchases of personal automotive vehicles in Puerto Rico. Credit risk is unique in comparison to the remainder of the consumer segment as these loans are being provided to consumers that cannot typically obtain financing through traditional lenders. As such, these loans are subject to a higher risk of default than the typical consumer loan.

Competition

Our business experiences significant competition in attracting depositors and borrowers. Competition in lending activities comes principally from other commercial banks, savings associations, insurance companies, governmental agencies, credit unions, brokerage firms and pension funds. The primary factors in competing for loans are interest rates, loan terms and overall lending services. Competition for deposits comes from other commercial banks, savings associations, money market funds and credit unions, as well as from insurance companies and brokerage firms. Competition for deposits also comes from other Fintech-focused banks and neobanks, which are online-only financial institutions. The primary factors in competing for deposits are interest rates paid on deposits, account liquidity, convenience of office location, technology offerings and overall financial condition.

Fintech companies also compete with us directly and in partnership with other banks and financial services providers in lending, deposits, contactless payment cards, digital wallets and mobile payments solutions, installment or other buy now pay later methods, real-time payment systems, peer-to-peer payments, card readers and other point of sale technologies, tools that simplify merchant payments and other markets. We believe that our approach of integrating banking services with technology provides flexibility, which enables the Bank to offer an array of banking products and services. ICM and Warp Speed face significant competition from traditional financial institutions, Fintech-focused banks and neobanks and other national and local mortgage banking operations.

We operate under a "needs-based" selling approach that management believes has proven successful in serving the financial needs of most customers. It is not our strategy to compete solely on the basis of interest rates. Management believes that a focus on customer relationships and service will promote our customers' continued use of our financial products and services and will lead to enhanced revenue opportunities. We are also involved in innovative strategies to provide independent banking to corporate clients throughout the United States by leveraging recent investments in Fintech companies.

Human Capital Resources

As of December 31, 2022, we employed 477 team members. We seek to attract, retain and develop the most talented team members possible, regardless of location, by promoting a strong, positive culture, offering competitive compensation, maintaining a safe and healthy workplace, investing in training and education and emphasizing open communication with management.

Culture

We remain committed to maintaining and growing our culture by leveraging our purpose, values and associated behaviors. We have successfully operationalized our Culture Initiative by embedding these elements into our day-to-day operations. Examples of this can be found in our talent acquisition, onboarding, education and performance processes. We take time to listen to our team members, to understand areas of opportunity and to provide support that enables us to execute on our business strategy.

Diversity Equity and Inclusion

Our goal is to create and sustain a visible commitment to diversity, equity and inclusion, recognizable to current and future team members, clients and partners. We believe leveraging differences in thoughts, experiences, backgrounds and perspectives drives team member engagement, innovation and financial success.

We established a Diversity, Equity and Inclusion Team Member Resource Group, composed of company volunteers across the organization. We believe educating our team members about events and subjects related to diversity, equity and inclusion creates a more inclusive culture and enables leaders across the organization to develop diverse teams and fosters collaboration and innovation.

Total Rewards

To attract and retain team members, we consistently assess the labor market and seek to improve our benefit and compensation programs. We offer a competitive salary structure with short-term and long-term performance incentives. Our total compensation programs are also designed to promote the interests of our team members and shareholders, while enabling us to attract and retain top-quality executive talent.

We educate, support and empower team members and their dependents to improve and maintain their overall health and well-being through healthy lifestyle choices and to create a culture of wellness. We offer competitive benefits plans, wellness incentives, flexible work arrangements, parental leave and community service opportunities. We also support team members' financial planning for the future by offering 401(k) plan matching, immediate vesting and access to retirement advisors.

Team Members Learning and Development

We remain committed to education and development for our team members. The remote work environment has created additional opportunities for virtual and online learning. In 2022, team members were assigned position-specific curricula designed to support ongoing compliance requirements and development within their individual positions. Team members experience on the job training, as well as other company organized opportunities. In 2022, we held 156 internal learning events that provided 228 total hours, or an average of 4.76 hours per week, of learning opportunities facilitated by our Learning & Development team.

We have a 40 hour annual education requirement for each team member as part of our annual performance evaluation process. This also includes additional courses/content team members experience outside of our Learning Management System.

We also offer team member education assistance and tuition reimbursement programs. In 2022, 28 team members participated in education assistance while four team members were approved for the tuition reimbursement program. The education assistance program provides support to team members wanting to acquire training outside of MVB in support of their position and/or annual certification requirements. Tracking these requests allows us to have visibility into the interest of team members. The tuition reimbursement program provides support to team members who wish to further their education with accredited institutions.

Communication, Recognition and Engagement

We believe it is important to provide our team members with open communication with management. Our internal communication structure includes various opportunities for team members to interact with our chief executive officer and other members of the executive leadership team, including monthly all-hands town hall meetings. At the meetings, our chief executive officer and members of the executive leadership team present informational topics in sessions open to all team members.

Supervision and Regulation

We are subject to extensive regulation under federal and state banking laws. Our earnings are affected by general economic conditions, management policies, changes in state and federal laws and regulations and actions of various regulatory authorities, including those referred to in this section. The following discussion describes elements of an extensive regulatory framework applicable to bank holding companies, financial holding companies, banks and their affiliates and contains specific information about us. Regulation of banks, bank holding companies, financial holding companies and their affiliates is intended primarily for the protection of depositors, the insurance fund of the Federal Deposit Insurance Corporation ("FDIC") and the stability of the financial system, rather than for the protection of our shareholders and creditors.

In addition to banking laws, regulations and regulatory agencies, we are subject to various other laws, regulations, supervision and examination by other regulatory agencies, all of which directly or indirectly affect the operations and management of us and the Bank and our ability to make distributions to shareholders. State and federal law govern the activities in which the Bank engages, the investments it makes, the aggregate amount of loans that may be granted to one borrower and other similar areas of the Bank's business. Various consumer and compliance laws and regulations also affect us and the Bank's operations.

The following discussion is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described herein. Such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. The likelihood and timing of any changes and the impact such changes may have on us or the Bank is impossible to determine with any certainty. A change in statutes, regulations or regulatory policies applicable to us and our subsidiaries could have a material effect on our business, financial condition or results of operations.

Financial Regulatory Reform

During the past several years, there has been a significant increase in regulation and regulatory oversight for United States financial services firms such as us, primarily resulting from the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") in 2010. The Dodd-Frank Act is extensive, complicated and comprehensive legislation that impacts many aspects of a banking organization, representing a significant overhaul of many aspects of the regulation of the financial services industry. The Dodd-Frank Act implements numerous and far-reaching changes that affect financial companies, including banks, bank holding companies and financial holding companies, such as us. The Dodd-Frank Act imposes prudential regulation on depository institutions and their holding companies, which requires financial firms to control risks and hold adequate capital as defined by capital requirements and liquidity requirements and by the imposition of concentration risk limits. As such, we are subject to more stringent standards and requirements with respect to: (i) bank and non-bank acquisitions and mergers; (ii) the "financial activities" in which we engage as a financial holding company; (iii) affiliate transactions; and (iv) proprietary trading and investing in private equity or hedge funds, among other provisions.

In May 2018, the EGRRCPA was enacted, which repealed or modified certain provisions of the Dodd-Frank Act and eases regulations on all but the largest banks. These modifications, among other changes: (i) exempt banks with less than $10 billion in assets from the ability-to-repay requirements for certain qualified residential mortgage loans held in portfolio; (ii) eliminate the requirement for appraisals for certain real estate transactions valued at less than $400,000 in rural areas; (iii) exempt banks that originate fewer than 500 open-end and 500 closed-end mortgages from the Home Mortgage Disclosure Act's expanded data disclosures; (iv) clarify that, subject to various conditions, reciprocal deposits of another depository institution obtained using a deposit broker through a deposit placement network for purposes of obtaining maximum deposit insurance would not be considered brokered deposits subject to the FDIC's brokered-deposit regulations; (v) raise eligibility for the 18-month exam cycle from $1 billion to banks with $3 billion in assets; and (vi) simplify capital calculations by requiring regulators to establish for institutions under $10 billion in assets a community bank leverage ratio (tangible equity to average consolidated assets) at a percentage not less than 8% and not greater than 10% that upon the election of a bank would replace the risk-based capital requirements. In addition, the Board of Governors of the Federal Reserve System ("Federal Reserve Board") was required to raise the asset threshold under its Small Bank Holding Company Policy Statement from $1 billion to $3 billion for bank holding companies that are exempt from consolidated capital requirements, provided that such companies meet certain other conditions such as not engaging in significant non-banking activities.

Certain provisions of the Dodd-Frank Act and other laws, such as the EGRRCPA, are subject to further rulemaking, guidance and interpretation by the applicable federal regulators. New regulations and statutes are periodically proposed and/or adopted that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. Changes in leadership at various federal banking agencies, including the Federal Reserve Board, can also change the policy direction of these agencies. Certain of these recent proposals and changes are described below. We will continue to evaluate the impact of any new regulations so promulgated or under consideration, including changes in regulatory costs and fees, modifications to consumer products or disclosures required by the Consumer Financial Protection Bureau ("CFPB") and the requirements of the enhanced supervision provisions, among others.

Regulatory Agencies

We are a legal entity separate and distinct from the Bank and the Bank's wholly-owned subsidiaries. As a financial holding company and a bank holding company, we are regulated under the Bank Holding Company Act of 1956, as amended ("BHCA"), and we and our non-bank subsidiaries are subject to inspection, examination and supervision by the Federal Reserve Board. The BHCA provides generally for "umbrella" regulation of financial holding companies such as us by the Federal Reserve Board and for functional regulation of banking activities by bank regulators, securities activities by securities regulators and insurance activities by insurance regulators. We are also under the jurisdiction of the SEC and are subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each administered by the SEC.

The Bank is a West Virginia state chartered bank. The Bank is not a member bank of the Federal Reserve System ("non-member bank"). Accordingly, the West Virginia Division of Financial Institutions and the FDIC are the primary regulators of the Bank and the Bank's subsidiaries.

Bank Holding Company Activities

In general, the BHCA limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto. In addition, bank holding companies that qualify and elect to be financial holding companies may engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the Federal Reserve Board in consultation with the Secretary of the Treasury) or (ii) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve Board). Activities that are financial in nature include securities underwriting and dealing, insurance underwriting and making merchant banking investments. Under current federal law, as a bank holding company, we have elected and qualified to become a financial holding company.

Most of the financial activities that are permissible for financial holding companies also are permissible for a bank's "financial subsidiary," except for insurance underwriting, insurance company portfolio investments, real estate investments and development and merchant banking, which must be conducted by a financial holding company. In order for a financial subsidiary of a bank to engage in permissible financial activities, federal law requires, among other conditions, that the parent bank be well managed and have at least a satisfactory Community Reinvestment Act rating, and the parent bank and all of its bank affiliates must be well capitalized.

To maintain financial holding company status, a financial holding company and all of its depository institution subsidiaries must be "well capitalized" and "well managed" under applicable Federal Reserve Board regulations and the depository institution subsidiaries controlled by the financial holding company must have at least a satisfactory Community Reinvestment Act rating. A depository institution subsidiary is considered to be "well capitalized" if it satisfies the requirements for this status discussed in the sections captioned *Capital Requirements* and *Prompt Corrective Action* included in this item. A depository institution subsidiary is considered "well managed" if it received a composite rating of 1 or 2 and management rating of at least "satisfactory" in its most recent examination. If a financial holding company ceases to meet these capital and management requirements, the Federal Reserve Board's regulations provide that the financial holding company must enter into an agreement with the Federal Reserve Board to comply with all applicable capital and management requirements. Until the financial holding company returns to compliance with such requirements, the Federal Reserve Board may impose limitations or conditions on the conduct of its activities, and the financial holding company may not commence any of the broader financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the Federal Reserve Board. If the financial holding company does not return to compliance with such requirements within 180 days, the Federal Reserve Board may require (i) divestiture of the holding company's depository institutions or (ii) termination by the financial holding company of any activity that is not an activity that is permissible for bank holding companies under section 4(c)(8) of the BHCA. If a depository institution receives a rating of less than satisfactory under the Community Reinvestment Act, the financial holding company may not commence any additional financial activity or acquire a company engaged in financial activity, until the bank subsidiary has achieved at least a rating of satisfactory under the Community Reinvestment Act.

Please refer to the section captioned *Community Reinvestment Act* included elsewhere in this item.

The Federal Reserve Board has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve Board has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

As required by the EGRRCPA, in August 2018, the Federal Reserve Board issued an interim final rule that expanded applicability of the Federal Reserve Board's Small Bank Holding Company Policy Statement. The interim final rule raised the policy statement's asset threshold from $1 billion to $3 billion in total consolidated assets for a bank holding company or savings and loan holding company that: (i) is not engaged in significant non-banking activities; (ii) does not conduct significant off-balance sheet activities; and (iii) does not have a material amount of debt or equity securities, other than trust-preferred securities, outstanding that are registered with the SEC. The interim final rule provides that, if warranted for supervisory purposes, the Federal Reserve Board may exclude a company from the threshold increase. Management believes we meet the conditions of the Federal Reserve Board's Small Bank Holding Company Policy Statement and are therefore excluded from consolidated capital requirements and are subject to specific debt to equity ratio requirements. To be considered well capitalized, a company subject to the Small Bank Holding Company Policy Statement must meet certain requirements, including having a debt-to-equity ratio of 1.0:1 or less. Further, qualification as a small bank holding company allows us to file more abbreviated, and less frequent, consolidated and holding company reports with the Federal Reserve. The Bank remains subject to regulatory capital requirements administered by the federal banking agencies.

Federal Securities Regulation

We are subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act. We are subject to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), which imposes numerous reporting, accounting, corporate governance and business practices on companies, as well as financial and other professionals who have involvement with the United States public markets. We are generally subject to these requirements and applicable SEC rules and regulations.

Acquisitions

The BHCA, the Bank Merger Act, the Change in Bank Control Act (the "CIBCA"), West Virginia banking law, and other federal and state statutes regulate investments in and acquisitions of commercial banks and their parent holding companies. The BHCA requires the prior approval of the Federal Reserve Board for the direct or indirect acquisition by a bank holding company of more than 5.0% of the voting shares of a commercial bank or its parent holding company. Under the Bank Merger Act, the prior approval of the FDIC (in the case of a non-member bank) or other appropriate bank regulatory authority is required for a bank to merge with another bank or purchase substantially all of the assets or assume any deposits of another bank. Under the CIBCA, a filing with the Federal Reserve Board is required under certain circumstances if an investor acquires more than 9.9% of any class of voting securities of a state member bank or a bank holding company. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position and managerial strength of the combined organization, the risks to the stability of the United States banking or financial system, the applicant's performance record under the Community Reinvestment Act (please refer to the section captioned *Community Reinvestment Act* included elsewhere in this item) and its compliance with consumer protection laws and the effectiveness of the subject organizations in combating money laundering activities and other financial crimes.

Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Furthermore, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, subject to market share limitations and any state requirement that the target bank shall have been in existence and operating for a minimum period of time. Under the Dodd-Frank Act, national and state-chartered banks may open an initial branch in a state other than its home state by establishing a de novo branch at any location in such host state at which a bank chartered in such a host state could establish a branch. Applications to establish such branches must be filed with the appropriate bank regulators.

Other Safety and Soundness Regulations

The Federal Reserve Board has enforcement powers over bank holding companies and their non-banking subsidiaries. The Federal Reserve Board has authority to prohibit activities that represent unsafe or unsound practices or constitute violations of law, rule, regulation, administrative order or written agreement with a federal regulator. These powers may be exercised through the issuance of cease and desist orders, civil money penalties or other enforcement and remedial actions.

Federal and state banking regulators also have broad enforcement powers over the Bank, including the power to impose fines and other civil and criminal penalties and to appoint a receiver in order to conserve the assets of the Bank for the benefit of depositors and other creditors. The West Virginia Commissioner of Banking also has the authority to take possession of a West Virginia state bank in certain circumstances and to appoint the FDIC as receiver, including, among other things, when it appears necessary in order to protect or preserve the assets of that bank for the benefit of depositors and other creditors.

Anti-Money Laundering and the USA PATRIOT Act

A major focus of governmental policy on financial institution regulations in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the "Patriot Act") substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The Patriot Act contains anti-money laundering measures affecting insured depository institutions and their affiliates, broker-dealers and certain other financial institutions. Financial institutions are prohibited from entering into specified financial transactions and account relationships and must use enhanced due diligence procedures in their dealings with certain types of high-risk customers and implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. The Patriot Act includes the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, which grants the Secretary of the United States Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions' operations. The United States Treasury has issued a number of regulations to implement the Patriot Act under this authority requiring financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Regulatory authorities routinely examine financial institutions for compliance with these obligations, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal, financial and reputational consequences for the institution, including imposing substantial money penalties and causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be violating these obligations.

Office of Foreign Assets Control Regulation

The United States Treasury Department's Office of Foreign Assets Control ("OFAC") administers and enforces economic and trade sanctions against targeted foreign countries, regimes and individuals, under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. We are responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions to OFAC after their occurrence. Failure to comply with these sanctions could have serious legal, financial and reputational consequences, including the imposition of financial penalties, causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

Incentive Compensation

As part of its regular, risk-focused examination process, the Federal Reserve Board reviews the incentive compensation arrangements of banking organizations that are not "large, complex banking organizations," such as us. These reviews are tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of this supervisory initiative will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

In June 2010, the Federal Reserve Board, Office of the Comptroller of the Currency, and FDIC issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks; (ii) be compatible with effective internal controls and risk management; and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

In June 2016, the Federal Reserve Board, other federal banking agencies, and the SEC jointly published a proposed rulemaking designed to strengthen the incentive-based compensation practices at covered institutions by better aligning the financial rewards for covered persons with an institution's long-term safety and soundness. The proposed rule uses a tiered approach that applies provisions to covered financial institutions according to three categories of average total consolidated assets: Level 1 ($250 billion or more), Level 2 ($50 billion to $250 billion) and Level 3 ($1 billion to $50 billion). For all covered institutions, the proposed rule would (i) prohibit types and features of incentive-based compensation arrangements that encourage inappropriate risks because they are "excessive" or "could lead to material financial loss" at a covered institution; (ii) require incentive-based compensation arrangements to adhere to three basic principles: (1) a balance between risk and reward; (2) effective risk management and controls; and (3) effective governance; and (iii) require appropriate board or directors (or committee) oversight and record keeping and disclosures to the appropriate agency. For Level 1 and Level 2 institutions, the proposed rule would (i) require the following: the deferral of awards for senior executive officers and significant risk takers; the subjecting of unpaid and unvested incentive compensation to the risk of downward adjustments or forfeiture; the subjecting of paid incentive compensation to the risk of "clawback;" establishing a board compensation committee; expanded risk-management and control standards; additional record keeping requirements for senior executive officers and significant risk takers; and detailed policies and procedures to ensure rule compliance; and (ii) prohibit certain inappropriate practices, including: the purchase of hedging instruments that offset decreases in the value of incentive compensation; allowing a range of payouts that might encourage risk taking; and basing compensation solely on comparison to peer and volume-driven incentives without regard to transaction quality or compliance with sound risk management. The comment period ended in July 2016 and the agencies are evaluating the comments received.

If these or other regulations are adopted in a form similar to that initially proposed, they will impose limitations on the manner in which we may structure compensation for our executives.

In addition, SEC regulations require public companies, like us, to provide various disclosures about executive compensation in annual reports and proxy statements and to present to their shareholders a non-binding vote on the approval of executive compensation.

The scope and content of the United States banking regulators' policies on incentive compensation and SEC rulemaking with respect to executive compensation are continuing to develop.

The Volcker Rule

The Volcker Rule implements section 619 of the Dodd-Frank Act and prohibits insured depository institutions and affiliated companies and foreign banks which engage in the banking business in the United States (together, "banking entities") from engaging in proprietary trading of certain securities, derivatives and commodity futures and options on these instruments, for their own account and prohibits banking entities from investing in or sponsoring certain types of funds ("covered funds") unless otherwise permitted by the Volcker Rule. EGRRCPA exempts from the Volcker Rule banking entities with $10 billion or less in total consolidated assets and have total trading assets and trading liabilities that are less than 5% of total consolidated assets. As of July 22, 2019, the effective date for the rulemaking implementing the EGRRCPA exemption, and December 31, 2022, we and the Bank are below these thresholds and thus exempt from the Volcker Rule.

Limit on Dividends

We are a legal entity separate and distinct from the Bank and the Bank's wholly-owned subsidiaries. Our ability to obtain funds for the payment of dividends to our shareholders and for other cash requirements largely depends on the amount of dividends the Bank declares. However, the Federal Reserve Board expects us to serve as a source of financial and managerial strength to the Bank to reduce potential loss exposure to the Bank's depositors and to the FDIC insurance fund in the event the Bank becomes insolvent or is in danger of becoming insolvent or is otherwise experiencing financial stress. Under this requirement, we are expected to commit resources to support the Bank, including at times when we may not be in a financial position to provide such resources. Any capital loans by us to the Bank would be subordinate in right of payment to depositors and to certain other indebtedness of the Bank. In the event of bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Accordingly, the Federal Reserve Board may require us to retain capital for further investment in the Bank, rather than pay dividends to our shareholders. The Bank may not pay dividends to us if, after paying those dividends, the Bank would fail to meet the required minimum levels under the risk-based capital guidelines and the minimum leverage ratio requirements. The Bank must have the approval from the West Virginia Division of Financial Institutions if a dividend in any year would cause the total dividends for that year to exceed the sum of the current year's net earnings and the retained earnings for the preceding two years, less required transfers to surplus. These provisions could limit our ability to pay dividends on our outstanding common shares.

In addition, we and the Bank are subject to other regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums (please refer to the *Capital Requirements* section below). The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank holding company or a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The appropriate federal regulatory authorities have stated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, the Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

Transactions with Affiliates

Transactions with affiliates are regulated under federal banking law. The Federal Reserve Act, made applicable to the Bank by section 8(j) of the Federal Deposit Insurance Act (the "FDIA"), imposes quantitative and qualitative requirements and collateral requirements on "covered transactions" by the Bank with, or for the benefit of, its affiliates and generally requires those transactions to be on arm's length terms at least as favorable to the Bank as if the transaction were conducted with an unaffiliated third-party. Covered transactions are defined by the Federal Reserve Act to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve Board) from the affiliate, certain derivative transactions that create a credit exposure by a bank to an affiliate, the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance or letter of credit on behalf or for the benefit of an affiliate. In general, any such transaction by the Bank or its subsidiaries must be limited to certain thresholds on an individual and aggregate basis and, for credit transactions with any affiliate, must be secured by designated amounts of specified collateral.

Federal law also limits a bank's authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons. Among other things, extensions of credit to insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. Also, the terms of such extensions of credit may not involve more than the normal risk of non-repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons individually and in the aggregate.

Capital Requirements

Federal regulations require FDIC-insured depository institutions, such as the Bank, to comply with applicable federal capital adequacy standards (the "Capital Rules"). State chartered banks, such as the Bank, are subject to similar capital requirements adopted by their state regulators, which, in our case, is the West Virginia Division of Financial Institutions.

The Capital Rules include a "Common Equity Tier 1" ("CET1") measure, specify that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting certain revised requirements, define CET1 narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to CET1 and not to the other components of capital, and expand the scope of the deductions/adjustments to capital as compared to existing regulations.

Under the Capital Rules, the minimum capital ratios currently effective are:
- 4.5% CET1 to risk-weighted assets;
- 6.0% Tier 1 capital (that is, CET1 plus Additional Tier 1 capital) to risk-weighted assets;
- 8.0% total capital (that is, Tier 1 capital plus Tier 2 capital) to risk-weighted assets; and
- 4.0% Tier 1 capital to average consolidated assets as reported on consolidated financial statements (known as the "leverage ratio").

In addition to establishing the minimum regulatory capital requirements, the Capital Rules limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of CET 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

The Capital Rules prescribe a standardized approach for risk weightings that expanded the risk-weighting categories from the general risk-based capital rules to a much larger and more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0% for United States government and agency securities, to 600% for certain equity exposures, and resulting in higher risk weights for a variety of asset categories.

The optional community bank leverage ratio ("CBLR") framework, which was issued through interagency guidance, provides a simple alternative measure of capital adequacy for electing qualifying depository institutions as directed under the EGRRCPA. Under the CBLR, if a qualifying depository institution elects to use such measure, such institution (i) will be considered well capitalized if its ratio of Tier 1 capital to average total consolidated assets (i.e., leverage ratio) exceeds a 9% threshold, subject to a limited two quarter grace period, during which period the leverage ratio cannot go 100 basis points below the then applicable threshold and (ii) will not be required to calculate and report risk-based capital ratios. The bank elected to begin using the CBLR framework for the first quarter of 2021 and intends to use this measure for the foreseeable future.

Eligibility criteria to utilize the CBLR includes the following:

- Total assets of less than $10 billion;
- Total trading assets plus liabilities of 5% or less of consolidated assets;
- Total off-balance sheet exposures of 25% or less of consolidated assets;
- Cannot be an advanced approaches banking organization; and
- Leverage ratio greater than 9% or temporarily prescribed threshold established in response to COVID-19.

We have policies and procedures in place to establish internal capital levels and to monitor and stress-test such levels on a regular basis to ensure we remain above regulatory capital limits. The Bank's CBLR at December 31, 2022 was 9.83%.

Prompt Corrective Action

The FDIA requires, among other things, that the federal banking agencies take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. The FDIA includes the following five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation. The relevant capital measures, which reflect changes under the Capital Rules that became effective on January 1, 2015, are the total capital ratio, the CET1 capital ratio, the Tier 1 capital ratio and the leverage ratio.

A bank will be (i) "well capitalized" if the institution has a total risk-based capital ratio of 10.0% or greater, a CET1 capital ratio of 6.5% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater and a leverage ratio of 5.0% or greater, and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if the institution has a total risk-based capital ratio of 8.0% or greater, a CET1 capital ratio of 4.5% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 4.0% or greater and is not "well capitalized"; (iii) "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8.0%, a CET1 capital ratio less than 4.5%, a Tier 1 risk-based capital ratio of less than 6.0% or a leverage ratio of less than 4.0%; (iv) "significantly undercapitalized" if the institution has a total risk-based capital ratio of less than 6.0%, a CET1 capital ratio less than 3.0%, a Tier 1 risk-based capital ratio of less than 4.0% or a leverage ratio of less than 3.0%; and (v) "critically undercapitalized" if the institution's tangible equity is equal to or less than 2.0% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be within, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank's capital category is determined solely for the purpose of applying prompt corrective action regulations and the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects for other purposes.

As noted above, the EGRRCPA eliminated these risk-based capital requirements for banks with less than $10.0 billion in assets who elect to follow the CBLR.

The FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be "undercapitalized." "Undercapitalized" institutions are subject to growth limitations and are required to submit a capital restoration plan. The agencies may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital to an acceptable level. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The bank holding company must also provide appropriate assurances of performance. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5.0% of the depository institution's total assets at the time it became undercapitalized and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it will thereafter be treated as if it is "significantly undercapitalized" until such capital deficiency is corrected.

"Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.

The appropriate federal banking agency may, under certain circumstances, reclassify a well-capitalized insured depository institution as adequately capitalized. The FDIA provides that an institution may be reclassified if the appropriate federal banking agency determines (after notice and opportunity for hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in one or more unsafe or unsound practices. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

In addition to the "prompt corrective action" directives, failure to meet capital guidelines may subject a banking organization to a variety of other enforcement remedies, including additional substantial restrictions on its operations and activities, termination of deposit insurance by the FDIC and, under certain conditions, the appointment of a conservator or receiver.

For further information regarding the capital ratios and leverage ratio of us and the Bank, please refer to the discussion under the section captioned *Capital and Stockholders' Equity* included in *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations* and *Note 16 – Regulatory Capital Requirements* accompanying the consolidated financial statements included elsewhere in this report.

Safety and Soundness Standards

The FDIA requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems, internal audit systems, cybersecurity, liquidity, data protection, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. Guidelines adopted by the federal bank regulatory agencies establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits, among other subjects. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder.

In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the "prompt corrective action" provisions of the FDIA. Please refer to the *Prompt Corrective Action* section above. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties and cease and desist orders.

Deposit Insurance

The Bank's deposits are insured by the FDIC up to the limits set forth under applicable law. The FDIC imposes a risk-based deposit premium assessment system that determines assessment rates for an insured depository institution based on an assessment rate calculator, which is based on a number of elements to measure the risk each insured depository institution poses to the FDIC insurance fund. The assessment rate is applied to total average assets, less tangible equity, as defined under the Dodd-Frank Act. The assessment rate schedule can change from time to time at the discretion of the FDIC, subject to certain limits. Under the current system, premiums are assessed quarterly.

Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Depositor Preference

The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including depositors whose deposits are payable only outside of the United States and the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

Federal Home Loan Bank Membership

The Federal Home Loan Bank ("FHLB") provides credit to its members in the form of advances. As a member of the FHLB of Pittsburgh, the Bank must maintain an investment in the capital stock of that FHLB in an amount equal to 0.10% of the calculated Member Asset Value ("MAV"), plus 4.0% of outstanding advances and 0.75% of outstanding letters of credit. The MAV is determined by taking line item values for various investment and loan classes and applying an FHLB haircut to each item. At December 31, 2022, the Bank held capital stock of FHLB in the amount of $10.0 million.

Federal and State Consumer Laws

We are subject to a number of federal and state consumer protection laws that extensively govern the relationships between us, the Bank and the Bank's consumer customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act ("HMDA"), the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act and these federal laws' respective state-law counterparts, as well as state usury laws and state and federal laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices, restrict our and the Bank's ability to raise interest rates in certain respects and subject us and the Bank to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in our failure to obtain any required bank regulatory approval for merger or acquisition transactions we may wish to pursue or our prohibition from engaging in such transactions even if approval is not required.

The CFPB is a federal agency responsible for implementing federal consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations. The CFPB also has examination and enforcement authority over all banks with more than $10 billion in assets, as well as their affiliates, which authority would not apply to us or the Bank. As the Bank's principal federal regulator, the FDIC has examination and enforcement authority over the Bank.

The CFPB has concentrated certain of its rulemaking efforts on a variety of mortgage-related topics required under the Dodd-Frank Act, including mortgage origination disclosures, minimum underwriting standards and ability to repay, high-cost mortgage lending and servicing practices. The CFPB issued final rules changing the reporting requirements for lenders under the HMDA. The rules expand the range of transactions subject to these requirements to include most securitized residential mortgage loans and credit lines. The rules also increase the overall amount of data required to be collected and submitted, including additional data points about the loans and borrowers.

Financial Privacy

Federal law currently contains extensive customer privacy protection provisions, including substantial customer privacy protections provided under the Financial Services Modernization Act of 1999 (commonly known as the Gramm-Leach-Bliley Act). Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means. In December 2015, Congress amended the Gramm-Leach-Bliley Act privacy provisions to include an exception under which a financial institution is not required to provide annual privacy notices to customers if such financial institution meets certain conditions. In August 2018, the CFPB finalized a rule implementing this provision and that rule became effective September 17, 2018.

Automated Overdraft Payment Regulation

Federal regulators have adopted consumer protection regulations and guidance related to automated overdraft payment programs offered by financial institutions. Regulation E prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machine and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. Financial institutions must also provide consumers with a notice that explains the financial institution's overdraft services, including the fees associated with the service and the consumer's choices. In addition, FDIC-supervised institutions must monitor overdraft payment programs for "excessive or chronic" customer use and undertake "meaningful and effective" follow-up action with customers that overdraw their accounts more than six times during a rolling 12-month period. Financial institutions must also impose daily limits on overdraft charges, review and modify check-clearing procedures, prominently distinguish account balances from available overdraft coverage amounts and ensure board and management oversight regarding overdraft payment programs.

Community Reinvestment Act

The Community Reinvestment Act of 1977 ("CRA") requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low- and moderate-income individuals and communities. The CRA requires the Bank's primary federal bank regulatory agency, the FDIC, to assess the Bank's record in meeting the credit needs of the communities served by the Bank, including low- and moderate-income neighborhoods and persons. Institutions are assigned one of four ratings: (i) "Outstanding," (ii) "Satisfactory," (iii) "Needs to Improve" or (iv) "Substantial Noncompliance."

In order for a financial holding company to commence any new activity permitted by the BHCA, or to acquire any company engaged in any new activity permitted by the BHCA, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "Satisfactory" in its most recent examination under the CRA. Furthermore, banking regulators take into account CRA ratings when considering a request for an approval of a proposed transaction to consolidate with or acquire the assets or assume the liabilities of an insured depository institution, or to open or relocate a branch office.

Cybersecurity

In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyberattack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyberattack. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties.

In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data. We employ a variety of preventative and detective tools to monitor, block and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent threats. Notwithstanding our defensive measures, the threat from cyberattacks is continuous and severe, attacks are sophisticated and increasing in volume and attackers respond rapidly to changes in defensive measures. While to date we are not aware of having experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, our systems and those of our customers and third-party service providers are under constant threat and it is possible that we could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by us and our customers. For further discussion of risks related to cybersecurity, please refer to *Item 1A – Risk Factors* included elsewhere in this report.

Monetary Policy and Economic Conditions

The business of financial institutions is affected not only by general economic conditions, but also by the policies of various governmental regulatory agencies, including the Federal Reserve Board. The Federal Reserve Board regulates money and credit conditions and interest rates to influence general economic conditions primarily through open market operations in United States government securities, changes in the discount rate on bank borrowings and changes in the reserve requirements against depository institutions' deposits. These policies and regulations significantly affect the overall growth and distribution of loans, investments and deposits and the interest rates charged on loans, as well as the interest rates paid on deposit accounts.

The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to have significant effects in the future. In view of the changing conditions in the economy and the money markets, the activities of monetary and fiscal authorities and the recent reports of a significant growth in inflationary pressures, we cannot predict future changes in interest rates, credit availability or deposit levels.

Effect of Environmental Regulation

Our primary exposure to environmental risk is through our lending activities. In cases when management believes environmental risk potentially exists, we mitigate our environmental risk exposures by requiring environmental site assessments at the time of loan origination to confirm collateral quality as to commercial real estate parcels posing higher than normal potential for environmental impact, as determined by reference to present and past uses of the subject property and adjacent sites. Environmental assessments are typically required prior to any foreclosure activity involving non-residential real estate collateral. With regard to residential real estate lending, management reviews those loans with inherent environmental risk on an individual basis and makes decisions based on the dollar amount of the loan and the materiality of the specific credit. We do not currently anticipate any material effect on anticipated capital expenditures, earnings or competitive position as a result of compliance with federal, state or local environmental protection laws or regulations. The recent focus on environmental, sustainable and governance and climate change considerations in the business community and among our and the Bank's other constituents may over time affect our and the Bank's approach to evaluating and addressing environmental risk and may increase the costs associated with monitoring and mitigating those risks.

Other Regulatory Matters

We are subject to examinations and investigations by federal and state banking regulators, as well as the SEC, various taxing authorities and various state regulators. We periodically receive requests for information from regulatory authorities in various states, including state insurance commissions and state attorneys general, securities regulators and other regulatory authorities, concerning our business and accounting practices. Such requests are considered incidental to the normal conduct of business.

Future Legislation and Regulation

From time to time, Congress may enact legislation that affects the regulation of the financial services industry and state legislatures may enact legislation affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could impact the regulatory structure under which we operate and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to our business strategy or limit our ability to pursue business opportunities in an efficient manner. A change in statutes, regulations or regulatory policies applicable to us or any of our subsidiaries could have a material, adverse effect on our business, financial condition and results of operations.

Corporate and Available Information

We file reports with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any other filings required by the SEC. We make available through our website (http://www.mvbbanking.com), free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC.

The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

Please carefully consider the risks described below, together with all other information included or incorporated by reference in this Annual Report on Form 10-K. If any of the following risks actually occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In these circumstances, the market price of our common stock could decline significantly. Other factors that could affect our financial condition and operations are discussed in the *Forward-Looking Statements* at the beginning of this report.

Risks Related to Economic and Market Conditions

Continued elevated levels of inflation could adversely impact our business and results of operations.

Recently, there have been market indicators of a pronounced rise in inflation and the Federal Reserve Board has indicated its intention to raise certain benchmark interest rates in an effort to combat inflation, which rates have increased in 2022 and the first quarter of 2023. Continued levels of inflation could have complex effects on our business and results of operations, some of which could be materially adverse. For example, as interest rates rise in response to, or as a result of, elevated levels of inflation, the value of our securities portfolio becomes negatively impacted. In addition, while we generally expect any inflation-related increases in our interest expense to be offset by increases in our interest revenue, inflation-driven increases in our levels of noninterest expense could negatively impact our results of operations. Continued elevated levels of inflation could also cause increased volatility and uncertainty in the business environment, which could adversely affect loan demand and our clients' ability to repay indebtedness. It is also possible that governmental responses to the current inflation environment could adversely affect our business, such as changes to monetary and fiscal policy that are too strict, or the imposition or threatened imposition of price controls. The duration and severity of the current inflationary period cannot be estimated with precision.

Financial challenges at other banking institutions could lead to depositor concerns that spread within the banking industry causing disruptive deposit outflows and other destabilizing results.

In March 2023, certain specialized banking institutions with elevated concentrations of uninsured deposits experienced large deposit outflows, resulting in the institutions being placed into FDIC receiverships. In the aftermath, there has been substantial market disruption and indications that deposit concerns could spread within the banking industry, leading to deposit outflows and other destabilizing results. These market events could materially adversely affect our business.

We may continue to face risks and ongoing effects related to the COVID-19 pandemic or other pandemics.

The full impact of COVID-19 is unknown and continually evolving. The outbreak of COVID-19, its subsequent variants, and other pandemics in the future and any preventative or protective actions that we, our clients or governmental authorities may take in response to such pandemics may result in a period of disruption in our financial reporting capabilities and our operations, and could potentially impact our clients, providers and third parties.

The extent to which the COVID-19 pandemic impacts and future pandemics may impact our future operating results and the broader economy and markets in which we serve are uncertain and will depend on the duration and severity of the pandemic and on future developments. These developments include the availability, efficacy and distribution of vaccines, governmental actions to contain the virus or treat its impact, the ultimate length of any restrictions and accompanying effects and macroeconomic impacts, including lower stock prices for many companies, increased credit risk, market instability, altered labor market due to the transition to remote and hybrid work policies, high inflation rates and continued global disruptions to the supply chain. These factors could result in further decline in demand for banking products and services and could negatively impact, among other things, liquidity, regulatory capital and future growth.

Banking and financial services have been designated essential businesses; therefore, our operations are expected to continue in the event of a pandemic. However, even after COVID-19 has subsided, we may continue to experience materially adverse impacts to our business as a result of the virus' global economic impact, including the availability of credit, adverse impacts on liquidity and any recession that has occurred or may occur in the future. As a result, the ultimate impact of a pandemic is highly uncertain and subject to change.

Our business depends upon the general economic conditions and real estate markets of the State of West Virginia and the Commonwealth of Virginia, and may be adversely affected by downturns in these and the other local economies in which we operate.

Our financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer, is highly dependent upon the business environment in the markets where we operate, including the State of West Virginia, the Commonwealth of Virginia and the United States as a whole.

Unlike larger national or other regional banks that are more geographically diversified, we provide banking and financial services primarily to customers across West Virginia and Virginia. The local economic conditions in these areas have a significant impact on the demand for our products and services, as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources. Moreover, approximately 34.3% of the securities in our municipal securities portfolio were issued by political subdivisions or agencies within West Virginia and Virginia. A significant decline in general economic conditions in West Virginia or Virginia, whether caused by recession, inflation, unemployment, changes in crude oil prices, changes in securities markets, acts of terrorism, outbreak of hostilities or other international or domestic occurrences or other factors could impact these local economic conditions and, in turn, have a material adverse effect on our business, financial condition and results of operations.

Additionally, nearly 69.0% of our total loans are real estate interests (residential and non-residential, including both owner-occupied and investment real estate and construction and land development) mainly concentrated in West Virginia and Virginia, a relatively small geographic area. As a result, declining real estate values in these markets could negatively impact the value of the real estate collateral securing such loans. If we are required to liquidate a significant amount of collateral during a period of reduced real estate values in satisfaction of any non-performing or defaulted loans, our earnings and capital could be adversely affected.

Severe weather (including climate change) and natural disasters could have significant effects on our business.

Our business is subject to risk from external climate-related events that could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause additional expenses. Although management has established disaster recovery and business continuity policies and procedures, the occurrence of any such event could have a material adverse effect on our business, financial condition and results of operations.

Climate change exposes us to physical risk as its effects may lead to more frequent and extreme shifts in weather patterns and more extreme weather events that could damage, destroy or otherwise impact the value or productivity of our properties and other assets; reduce the availability of insurance to cover losses; and/or disrupt our operations through prolonged outages. Such events and long-term shifts may also have a significant impact on our customers, which could amplify credit risk by diminishing borrowers' repayment capacity or collateral values, and other businesses and counterparties with whom we transact, which could have a broader impact on the economy, supply chains and distribution networks.

Furthermore, banking regulators and other supervisory authorities, investors and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change both directly and with respect to their customers, which may result in financial institutions coming under increased pressure regarding the disclosure and management of their climate risks and related lending and investment activities. Given that climate change could impose systemic risks upon the financial sector, we face regulatory risk of increasing focus on our resilience to climate-related risks, including in the context of stress testing for various climate stress scenarios. Ongoing legislative or regulatory changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs. Additionally, our reputation and ability to maintain client relationships and attract and retain employees may depend on the sufficiency of our policies and practices related to climate change, including our direct or indirect involvement in certain industries.

Risks Related to Our Business

Our non-residential real estate loans expose us to greater risks of non-payment and loss than residential mortgage loans, which may cause us to increase our allowance for loan losses, which would reduce net income.

At December 31, 2022, $1.74 billion, or approximately 73%, of our loan portfolio consisted of non-residential real estate and other non-residential loans. Non-residential real estate and other non-residential loans generally expose a lender to greater risk of non-payment and loss than residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans expose us to additional risks because they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by collateral that may depreciate over time. These loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential mortgage loans. Because such loans generally entail greater risk than residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans, which would reduce net income. Also, many of our non-residential real estate borrowers have more than one loan outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan.

Our investment in sub-prime automobile loans expose us to greater risks of non-payment, which may cause us to increase our allowance for loan losses, which would reduce net income.

As of December 31, 2022, our loan portfolio consisted of $58.1 million of sub-prime automobile loans. Considering the higher interest rates of sub-prime automobile loans and lower credit ratings of sub-prime borrowers, these types of loans are generally considered to have a greater risk of delinquency and non-payment than conforming loans and may require greater provisions for loan losses. We have experienced slight increases in delinquencies or non-payment in this portfolio compared to our other automobile loans and our loan portfolio may be adversely affected if we continue to experience an increase in delinquencies or non-payment. Consequently, we could sustain loan losses and be required to establish a higher provision for loan losses.

Our allowance for loan losses could become inadequate and reduce earnings and capital.

The Bank maintains an allowance for loan losses that it believes is adequate for absorbing the estimated future losses inherent in its loan portfolio. Management conducts a periodic review and consideration of the loan portfolio to determine the amount of the allowance for loan losses based upon general market conditions, credit quality of the loan portfolio and performance of the Bank's clients relative to their financial obligations with it. However, the amount of future losses is susceptible to changes in economic and other market conditions, including changes in interest rates and collateral values, which are beyond the Bank's control, and these future losses may exceed its current estimates. Management performs stress tests on the loan portfolios to estimate future loan losses, but additional provisions for loan losses could be required in the future, including as a result of changes in the economic assumptions underlying management's estimates and judgments, adverse developments in the economy on a national basis or in the Bank's market area or changes in the circumstances of particular borrowers. We cannot predict with certainty the amount of losses or guarantee that the allowance for loan losses is adequate to absorb future losses in the loan portfolio. Excessive loan losses could have a material adverse effect on our financial condition and results of operations.

The earnings from our investments in ICM and Warp Speed will be significantly reduced if ICM and Warp Speed are not able to sell mortgages.

The profitability of ICM and Warp Speed depend in large part upon their ability to originate a high volume of loans and to sell them in the secondary market. Thus, they are dependent upon (i) the existence of an active secondary market and (ii) their ability to sell loans into that market. Volatile interest rate environments could increase this risk initially. However, past performance supports our ability to fund the increase in ICM's production.

ICM and Warp Speed's ability to readily sell mortgage loans is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by Fannie Mae, Freddie Mac and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including Fannie Mae and Freddie Mac, are government-sponsored enterprises with substantial market influence whose activities are governed by federal law. Any future changes in laws that significantly affect the activity of these government-sponsored enterprises and other institutional and non-institutional investors or any impairment of their ability to participate in such programs could, in turn, adversely affect our results of operations.

Our largest source of revenue (net interest income) is subject to interest rate risk.

The Bank's financial condition and results of operations are significantly affected by changes in interest rates. The Bank's earnings depend primarily upon its net interest income, which is the difference between its interest income earned on its interest-earning assets, such as loans and investment securities, and its interest expense paid on its interest-bearing liabilities, consisting of deposits and borrowings. Moreover, the loans included in our interest-earning assets are primarily comprised of variable and adjustable rate loans. Net interest income is subject to interest rate risk in the following ways:

- In general, for a given change in interest rates, the amount of change in value (positive or negative) is larger for assets and liabilities with longer remaining maturities. The shape of the yield curve may affect new loan yields, funding costs and investment income differently.

- The remaining maturity of various assets or liabilities may shorten or lengthen as payment behavior changes in response to changes in interest rates. For example, if interest rates decline sharply, loans may prepay, or pay down, faster than anticipated, thus reducing future cash flows and interest income. Conversely, if interest rates increase, depositors may cash in their certificates of deposit prior to maturity (notwithstanding any applicable early withdrawal penalties) or otherwise reduce their deposits to pursue higher yielding investment alternatives.

- Re-pricing frequencies and maturity profiles for assets and liabilities may occur at different times. For example, in a falling rate environment, if assets re-price faster than liabilities, there will be an initial decline in earnings. Moreover, if assets and liabilities re-price at the same time, they may not be by the same increment. For instance, if the federal funds rate increased 50 basis points, rates on demand deposits may rise by ten basis points; whereas rates on prime-based loans will instantly rise 50 basis points.

The Federal Reserve Board decreased benchmark interest rates significantly, to near zero, in response to the COVID-19 pandemic. The Federal Reserve Board is now reversing its policy of near zero interest rates given its concerns over inflation. In recent periods, market interest rates have risen in response to the Federal Reserve Board's recent rate increases. The increase in market interest rates could have an adverse effect on our net interest income and profitability. Although the Federal Reserve acted with the goal of avoiding abrupt or unpredictable changes in economic or financial conditions which would disrupt the financial systems, also known as "shocks," the continuing impact of these changes cannot be certain. Vulnerabilities in the financial system can amplify the impact of an initial shock following rate increases, potentially leading to unintended volatility, as well to disruptions in the provision of financial services, such as clearing payments, the provision of liquidity and the availability of credit. Financial instruments do not respond in a parallel fashion to rising or falling interest rates. Given the interconnectedness of the global financial system, these vulnerabilities could impact our business operations and financial condition. Furthermore, any asymmetry in the magnitude of changes to net interest income, net economic value and investment income resulting from the hypothetical increases and decreases in interest rates could have an adverse effect on our results of operations. Interest rate risk is more fully described in *Item 7A – Quantitative and Qualitative Disclosures About Market Risk* included elsewhere in this report.

Our gaming initiative has contributed significantly to an increase in our noninterest bearing deposits, which has driven the Bank's funding costs to levels that may not be sustainable and creates concentration risk in our deposit base.

Our gaming initiative has contributed significantly to an increase in our noninterest bearing deposits, and has allowed us to generate attractive returns on lower risk assets through increased investments in securities and loan growth. We have increased our noninterest bearing deposits as a percentage of total deposits from 10.9% as of December 31, 2017 to 47.9% as of December 31, 2022, an increase that is largely attributable to our gaming initiative. Gaming deposits totaled $652.1 million as of December 31, 2022, compared to $911.6 million as of December 31, 2021. Of the gaming deposits, $536.9 million is with our three largest clients at December 31, 2022. Our future growth may be adversely impacted if we are unable to retain and grow this strong, low-cost deposit base. There may be competitive pressures to pay higher interest rates on deposits to our gaming customers, which could increase funding costs and compress net interest margins. Further, even if we are otherwise able to grow and maintain our noninterest bearing deposit base, our deposit balances may still decrease if our gaming customers are offered more attractive returns from our competitors. If our gaming customers withdraw deposits, we could lose a low cost source of funds which would likely increase our funding costs and reduce our net interest income and net interest margin. These factors could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held cannot be realized or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive industry and market area and failure to effectively compete could have a material adverse effect on our business, financial condition and results of operations.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional and community banks within the various markets where we operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Also, technology and other changes have lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. For example, consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. Further, many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services, as well as better pricing for those products and services than we can.

Our ability to compete successfully depends on a number of factors, including, among other things:

- Ability to develop, maintain and build long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;
- Ability to expand our market position;
- Scope, relevance and pricing of products and services offered to meet customer needs and demands;
- Rate at which we introduce new products and services relative to our competitors;
- Customer satisfaction with our level of service; and
- Industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

The value of our goodwill and other intangible assets may decline in the future.

As of December 31, 2022, we had $5.6 million of goodwill and other intangible assets. A significant decline in our expected future cash flows, a significant adverse change in the business climate, slower growth rates or a significant and sustained decline in the price of our common stock may necessitate taking charges in the future related to the impairment of our goodwill and other intangible assets. If we were to conclude that a future write-down of goodwill and other intangible assets is necessary, we would record the appropriate charge, which could have a material adverse effect on our business, financial condition and results of operations. As of December 31, 2022 our equity method investment ICM also had $17.7 million of goodwill. A future write-down of goodwill at ICM could have a material adverse effect on our results of operations based on our proportionate share of equity method investment income.

Transition away from LIBOR to SOFR as the primary interest rate benchmark may adversely impact the Bank, as well as the value of, and the return on, our financial instruments that are indexed to LIBOR.

LIBOR and interest rate benchmarks are the subject of recent national, international and other regulatory guidance and reform. Based on guidance from the United Kingdom Financial Conduct Authority, who regulates LIBOR, all existing LIBOR obligations have or will transition to another benchmark by June 30, 2023, or earlier. On July 29, 2021, the Alternative Reference Rates Committee ("ARRC") formally recommended SOFR as its preferred alternative replacement rate for LIBOR. The Bank has adopted SOFR as the LIBOR replacement rate and began offering SOFR-based products to customers in 2022.

However, the transition from LIBOR to SOFR could create considerable costs and additional risk. Since SOFR rates are calculated differently, payments under contracts referencing new rates will differ from those referencing LIBOR. The uncertainty or differences in the calculation of applicable interest rates or payment amounts depending on the terms of governing instruments and may also increase operational and other risks to us and the industry.

The transition may change the Bank's market risk profiles, requiring changes to risk and pricing models, valuation tools, product design and hedging strategies. Furthermore, failure to adequately manage this transition process with customers could adversely impact the Bank's reputation or could have a material adverse effect on our business, financial condition and results of operations. Additionally, because the Bank still has certain loans and investment securities indexed to LIBOR to calculate the interest rate, it could be subject to disputes or litigation with counterparties regarding the interpretation and enforceability of provisions in existing LIBOR-based fallback language or other related provisions, as the economics of SOFR and various alternative reference rates differ from LIBOR.

New lines of business or new products and services, including FinTech investments and cryptocurrency, may subject us to additional risks.

We are focused on our long-term growth and have undertaken various new business initiatives, many of which involve activities that are new to it, or in some cases, are in the early stages of development. From time to time, we may develop, grow and/or acquire new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets for these products and services are not fully developed.

For example, we are involved in new innovative strategies to provide independent banking to corporate clients throughout the United States by leveraging recent investments and depositor relationships in the Fintech industry. Our evolving business and product diversification, these new initiatives may subject us to, among other risks, increased business, reputational and operational risk, as well as more complex legal, regulatory and compliance costs and risks. Additionally, the Bank is engaged in relationships with clients in the payments, digital savings, cryptocurrency, crowd funding, lottery and gaming industries and any change in regulations could impact us from both an operational and regulatory perspective.

Investing in these newer industries presents some risks. For example, earnings from our Fintech investments can be volatile and difficult to predict. Furthermore, we often invest in Fintech companies for strategic purposes. Where we are a minority shareholder, we may be unable to influence the activities of these organizations, which could have an adverse impact on our ability to execute our strategic initiatives and successfully develop and implement the banking platform we are developing with these and other partners.

Similarly, cryptocurrency markets and related stocks have been, and are expected to continue to be, volatile and may be influenced by a wide variety of factors, including speculative activity. This volatility may materially impact us if our clients experience significant losses. This volatility may also materially impact our financial statements and thus affect our common stock market price. The SEC and Treasury have continued to focus on registration for certain digital assets and reporting of transactions to the IRS. Any change in regulations could impact us from both an operational and regulatory perspective.

In addition to new lines of business, we have strategies to acquire and internally develop technologies in order to scale and diversify our banking capabilities. There may be significant costs to acquire and/or develop such technologies and there is no certainty as to the timing for these investments to become profitable, if at all.

In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. For example, as we expand our banking-as-a-service business and consider entering into other services, there may be heightened regulatory scrutiny of consumer compliance, including clear and transparent account origination and servicing user experiences and disclosures, such as modifications to consumer products or disclosures required by the CFPB.

Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. All service offerings, including current offerings and those which may be provided in the future, may become more risky due to changes in economic, competitive and market conditions beyond our control. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

Potential acquisitions may disrupt our business and dilute stockholder value.

We generally seek merger or acquisition partners that are culturally similar, have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. Acquiring other banks, businesses or branches involves various risks commonly associated with acquisitions, including, among other things:

- Potential exposure to unknown or contingent liabilities of the target company;
- Exposure to potential asset quality issues of the target company;
- Potential disruption to our business;
- Potential diversion of management's time and attention;
- Possible loss of key employees and customers of the target company;
- Difficulty in estimating the value of the target company; and
- Potential changes in banking or tax laws or regulations that may affect the target company.

Acquisitions typically involve the payment of a premium over book and market values, and therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence and/or other projected benefits from an acquisition could have a material adverse effect on our business, financial condition and results of operations.

Our acquisition of IFH could be more difficult, costly or time-consuming than expected and may fail to realize the anticipated benefits.

In August 2022, MVB and IFH entered into the Merger Agreement. The Merger Agreement provided that, upon the terms and conditions therein, IFH would merge with and into MVB, with MVB continuing as the surviving corporation. Following the Merger, West Town Bank, a state bank chartered under the laws of Illinois and wholly-owned subsidiary of IFH, would merge with and into MVB Bank, Inc., a West Virginia state chartered bank and wholly-owned subsidiary of MVB, with MVB Bank as the surviving bank. In January 2023, the Merger Agreement was approved by the board of directors and shareholders of MVB and IFH. We are awaiting required regulatory approvals in order to execute the Merger.

The success of the Merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of MVB and IFH, without adversely affecting current revenues and future growth. If MVB and IFH are not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the Merger could be less than anticipated, and integration may result in additional and unforeseen expenses.

An inability to realize the full extent of the anticipated benefits of the Merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the combined company following the completion of the Merger, which may adversely affect the value of the common stock of the combined company following the completion of the Merger.

We may face difficulties integrating, retaining employees and operating as a combined company following our merger with IFH.

MVB and IFH have operated and, until the completion of the Merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies' ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. These integration matters could have an adverse effect on each of MVB and IFH during this transition period and for an undetermined period after completion of the merger on the combined company.

The success of the merger will depend in part on the combined company's ability to retain the talents and dedication of key employees currently employed by MVB and IFH. If MVB and IFH are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, MVB and IFH could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, the combined company's business activities may be adversely affected, and management's attention may be diverted by working to successfully locate, hire and retain suitable replacements, all of which may cause the combined company's business to suffer.

Additionally, following the Merger, the size of the business of the combined company will increase beyond the current size of either MVB's or IFH's business. Managing this expanded business may pose challenges, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the increased size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the merger.

We are subject to liquidity risk, which could disrupt the ability to meet our financial obligations.

Liquidity refers to the ability of us to ensure sufficient levels of cash to fund operations, such as meeting deposit withdrawals, funding loan commitments, paying expenses and meeting periodic payment obligations under certain subordinated debentures issued by us in connection with the issuance of floating rate redeemable trust preferred securities. The source of the funds for our debt obligations is dependent on the Bank.

Any significant restriction or disruption of our ability to obtain funding from these or other sources could have a negative effect on our ability to satisfy our current and future financial obligations, which could materially affect our financial condition.

A deterioration in economic conditions or the loss of confidence in financial institutions may result in deposit base outflows and limit our access to some of our customary sources of liquidity, including, but not limited to, inter-bank borrowings and borrowings from the Federal Reserve and FHLB. In addition, account and deposit balances may decrease when clients perceive alternative investments, such as the stock market or real estate, as providing a better risk/return tradeoff. Furthermore, the portion of our deposit portfolio that is comprised of large uninsured deposits may be more likely to be withdrawn rapidly under adverse economic conditions. If our clients move money out of bank deposits into investments or to other financial institutions, we could lose a relatively low-cost source of funds.

Limited availability of borrowings and liquidity from the FHLB system and other sources could negatively impact earnings.

The Bank is currently a member bank of the FHLB of Pittsburgh. Membership in this system of quasi-governmental, regional home loan-oriented agency banks allows it to participate in various programs offered by the FHLB. The Bank borrows funds from the FHLB, which are secured by a blanket lien on certain residential and commercial mortgage loans, and if applicable, investment securities with collateral values in excess of the outstanding balances. Current and future earnings shortfalls and minimum capital requirements of the FHLB may impact the collateral necessary to secure borrowings and limit the borrowings extended to their member banks, as well as require additional capital contributions by member banks. Should this occur, the Bank's short-term liquidity needs could be negatively impacted. If the Bank were restricted from using FHLB advances due to weakness in the system or with the FHLB of Pittsburgh, it may be forced to find alternative funding sources. If the Bank is required to rely more heavily on higher cost funding sources, revenues may not increase proportionately to cover these costs, which would adversely affect results of operations and financial position.

Interruption to our information systems or breaches in security, including as a result of cyberattacks or other cyber incidents, could adversely affect our operations or otherwise harm our business.

We rely on information systems and communications for operating and monitoring all major aspects of business, as well as internal management functions. Any failure, interruption, intrusion or breach in security of these systems could result in failures or disruptions in the customer relationship, management, general ledger, deposit, loan and other systems.

There have been several cyberattacks on websites of large financial services companies. Even if not directed at us specifically, attacks on other entities with whom we do business, or on whom we otherwise rely, or attacks on financial or other institutions important to the overall functioning of the financial system could adversely affect, directly or indirectly, aspects of our business.

Cyberattacks on third-party retailers or other business establishments that widely accept debit card or check payments could compromise sensitive Bank customer information, such as debit card and account numbers. Such an attack could result in significant costs to the Bank, such as costs to reimburse customers, reissue debit cards and open new customer accounts.

In addition, there have been efforts on the part of third parties to breach data security at financial institutions, including through the use of social engineering schemes such as "phishing." The ability of customers to bank remotely, including online and through mobile devices, requires secure transmission of confidential information and increases the risk of data security breaches. Because the techniques used to attack financial services company communications and information systems change frequently (and generally increase in sophistication), attacks are often not recognized until launched against a target and we may be unable to address these techniques in advance of attacks, including by implementing adequate preventative measures. We may also be unable to prevent attacks that are supported by foreign governments or other well-financed entities and that may originate from less regulated and remote areas of the world.

The occurrence of any such failure, disruption or security breach of our information systems, particularly if widespread or resulting in financial losses to our customers, could damage our reputation and our relationships with our partners and customers, result in a loss of customer business, subject us to additional regulatory scrutiny and expose us to civil litigation and possible financial liability. These risks could have a material effect on our business, results of operations and financial condition.

We continually encounter technological change and failure to continually adapt to such change could materially impact our financial condition and results of operations.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. Our future success depends, in part, upon our ability to address the needs of customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse effect on our business, financial condition and results of operations.

Consumers may decide not to use banks to complete their financial transactions, or deposit funds electronically with banks having no branches within our market area, which could affect net income.

Technology and other changes allow parties to complete financial transactions without banks. For example, consumers can pay bills and transfer funds directly without banks. Consumers can also shop for higher deposit interest rates at banks across the country, which may offer higher rates because they have few or no physical branches and open deposit accounts electronically. This process could result in the loss of fee income, as well as the loss of client deposits and the income generated from those deposits, in addition to increasing funding costs.

Our operations rely on certain external vendors who may not perform in a satisfactory manner.

We are reliant upon certain external vendors to provide products and services necessary to maintain our day-to-day operations. Accordingly, our operations are exposed to risk that these vendors will not perform in accordance with applicable contractual arrangements or service level agreements. We maintain a system of policies and procedures designed to monitor vendor risks including, among other things, (i) changes in the vendor's organizational structure; (ii) changes in the vendor's financial condition; and (iii) changes in the vendor's support for existing products and services. The failure of an external vendor to perform in accordance with applicable contractual arrangements or the service level agreements could be disruptive to operations, which could have a material adverse impact on our business, financial condition and results of operations.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase exposure to environmental liability. Environmental reviews of real property before initiating foreclosure actions may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business, financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties which, if inaccurate, could have a material adverse impact on our financial condition and results of operations.

In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business, financial condition and results of operations.

We are at risk for an adverse impact on business due to damage to our reputation.

Our ability to compete effectively, to attract and retain customers and employees, and to grow our business is dependent on maintaining our reputation and having the trust of our customers and employees. Many types of developments, if publicized, can negatively impact a company's reputation with adverse consequences to our business.

To an increasing extent, financial services companies, including us, may face criticism for engaging in business with specific customers or with customers in particular industries, where the customers' activities, even if legal, are perceived as having harmful impacts on matters such as environment, consumer health and safety or society at large. Criticism can come in many forms, including for providing banking services to companies engaged in, for example, the gaming industry or cryptocurrency. Many of these issues are divisive without broad agreement as to the appropriate steps a company should take and often with strong feelings on both sides. As a result, however we respond to such criticism, we expose ourselves to the risks that current or potential customers decline to do business with us or current or potential employees refuse to work for us. This can be true regardless of whether we are perceived by some as not having done enough to address concerns or by others as having inappropriately yielded to pressures. This pressure can also be a factor in decisions as to which business opportunities and customers we pursue, potentially resulting in foregone profit opportunities.

We may also face criticism in response to changes in overall strategic direction, the addition of new lines of business, the exit of current lines of business or with openings or closures of certain banking centers.

Changes in card network rules or standards could adversely affect our business.

We provide merchant services through the third-party business model in which we process credit and debit card transactions on behalf of merchants. In order to provide such merchant services, we are members of the Visa and MasterCard card brand networks. As such, we are subject to card network rules that could subject us or our merchants to a variety of fines or penalties that may be assessed on us and our merchants. The termination of our membership or any changes in card network rules or standards could increase the cost of operating our merchant servicer business or limit our ability to provide merchant services to or through our customers and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Legal and Regulatory Environment

Changes in tax law may adversely affect our performance and create the risk that we may need to adjust our accounting for these changes.

We are subject to extensive federal, state and local taxes, including income, excise, sales/use, payroll, franchise, withholding and ad valorem taxes. Changes to our taxes could have a material adverse effect on our performance. In addition, customers are subject to a wide variety of federal, state and local taxes. Changes in taxes paid by customers may adversely affect their ability to purchase homes or consumer products, which could adversely affect their demand for loans and deposit products. In addition, such negative effects on customers could result in defaults on the loans and decrease the value of mortgage-backed securities in which we have invested.

We are subject to extensive government regulation and supervision and possible enforcement and other legal actions that could detrimentally affect our business.

We, primarily through the Bank and certain non-bank subsidiaries, are subject to extensive federal and state regulation and supervision, which vests a significant amount of discretion in the various regulatory authorities. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations and supervisory guidance affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. The Dodd-Frank Act instituted major changes to the banking and financial institutions regulatory regimes. Other changes to statutes, regulations or regulatory policies or supervisory guidance, including changes in interpretation or implementation of statutes, regulations, policies or supervisory guidance, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations, policies or supervisory guidance could result in enforcement and other legal actions by Federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, the revocation of a banking charter, other sanctions by regulatory agencies, civil money penalties and/or reputational damage. In this regard, government authorities, including the bank regulatory agencies, are pursuing aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

For further detail, please refer to the sections captioned *Supervision and Regulation* included in *Item 1 – Business* and *Note 16 – Regulatory Capital Requirements* accompanying the consolidated financial statements included elsewhere in this report.

Failure to meet any of the various capital adequacy guidelines which we are subject to could adversely affect our operations and could compromise our status as a financial holding company.

We and the Bank are required to meet certain regulatory capital adequacy guidelines and other regulatory requirements imposed by the Federal Reserve Board, the FDIC and the United States Department of Treasury. If we or the Bank fail to meet these minimum capital guidelines and other regulatory requirements, our financial condition and results of operations would be materially and adversely affected and could compromise our status as a financial holding company. Please refer to the sections captioned *Supervision and Regulation – Capital Requirements* included in *Item 1 – Business* and *Note 16 – Regulatory Capital Requirements* accompanying the consolidated financial statements included elsewhere in this report, for detailed capital guidelines for bank holding companies and banks.

We are a financial holding company and our sources of funds are limited.

We are a financial holding company and our operations are primarily conducted by the Bank, which is subject to significant federal and state regulation. Cash available to pay dividends to shareholders of us is derived primarily from dividends paid by the Bank. As a result, our ability to receive dividends or loans from the Bank is restricted. Under federal law, the payment of dividends by the Bank is subject to capital adequacy requirements. The Federal Reserve Board and/or the FDIC prohibit a dividend payment by us or the Bank that would constitute an unsafe or unsound practice. Please refer to the sections captioned *Supervision and Regulation – Limit on Dividends* included in *Item 1 – Business* and *Note 16 – Regulatory Capital Requirements* accompanying the consolidated financial statements included elsewhere in this report.

The inability of the Bank to generate profits and pay such dividends to us, or regulator restrictions on the payment of such dividends to us even if earned, would have an adverse effect on our financial condition and results of operations and our ability to pay dividends to our shareholders.

In addition, since we are a legal entity separate and distinct from the Bank, our right to participate in the distribution of assets of the Bank upon the Bank's liquidation, reorganization or otherwise will be subject to the prior claims of the Bank's creditors, which will generally take priority over the Bank's shareholders.

Risks Related to Our Common Stock

The trading volume in our common stock is less than that of other larger financial services companies.

Shares of our common stock began trading on the Nasdaq Capital Market in December 2017 under the symbol "MVBF" and were previously traded on the OTC Bulletin Board. There has been limited trading in our shares over the last 12 months. If limited trading in our common stock continues, it may be difficult for investors to sell such shares in the public market at any given time at prevailing prices. Also, the sale of a large block of our common stock could depress the market price of the common stock to a greater degree than a company that typically has a higher volume of trading of our securities.

If we are unable to maintain compliance with Nasdaq listing requirements, our stock could be delisted, and the trading price, volume and marketability of the stock could be adversely affected.

There can be no assurances that we will be able to maintain compliance with Nasdaq's present listing standards, or that Nasdaq will not implement additional listing standards with which we will be unable to comply. Failure to maintain compliance with Nasdaq listing requirements could result in the delisting of our shares from trading on the Nasdaq system, which could have a material adverse effect on the trading price, volume and marketability of the common stock.

Our stock price can be volatile.

Stock price volatility may make it more difficult for shareholders to resell their common stock when they want and at prices they find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

- actual or anticipated variations in quarterly results of operations;
- recommendations by securities analysts;
- operating and stock price performance of other companies that investors deem comparable to us;
- news reports relating to trends, concerns and other issues in the financial services industry;
- perceptions in the marketplace regarding us and/or our competitors;
- new technology used, or services offered, by competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
- failure to integrate acquisitions or realize anticipated benefits from acquisitions;
- changes in government regulations; and
- geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, including real or anticipated changes in the strength of the economies we serve; industry factors and general economic and political conditions and events, such as economic slowdowns or recessions; interest rate changes, crude oil price volatility or credit loss trends could also cause our stock price to decrease, regardless of operating results.

Our ability to pay dividends is not certain and we may be unable to pay future dividends. As a result, capital appreciation, if any, of our common stock may be shareholders' sole opportunity for gains on their investment for the foreseeable future.

Our ability to pay dividends in the future is not certain. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our Board of Directors may deem relevant. The holders of our common stock are entitled to receive dividends when, and if declared by our Board of Directors out of funds legally available for that purpose. As part of our consideration of whether to pay cash dividends, we intend to retain adequate funds from future earnings to support the development and growth of our business. In addition, our ability to pay dividends is restricted by federal policies and regulations and by the terms of our existing indebtedness. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. For further information, please refer to the section captioned *Supervision and Regulation – Limit on Dividends* in *Item 1 – Business* included elsewhere in this report.

General Risk Factors

We are exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. At December 31, 2022, we have no material weaknesses in our internal control over financial reporting; however, a material weakness could occur in the future. A "material weakness" is a control deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to maintain a system of internal control over financial reporting that meets the requirements of Section 404, we may be subject to sanctions or investigation by regulatory authorities. Additionally, failure to comply with Section 404 or the report we provide of a material weakness may cause investors to lose confidence in our financial statements and our stock price may be adversely affected. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may not have access to the capital markets, and our stock price may be adversely affected.

The value of the securities in our investment securities portfolio may be negatively affected by disruptions in securities markets.

Due to credit and liquidity risks and economic volatility, making the determination of the value of a securities portfolio is less certain. A decline in market value associated with these disruptions could result in other-than-temporary or permanent impairments of these assets, which would lead to accounting charges which could have a material negative effect on the our financial condition and results of operations.

Our accounting policies and estimates are critical to how we report our financial condition and results of operations, and any changes to such accounting policies and estimates could materially affect how we report our financial condition and results of operations.

Accounting policies and estimates are fundamental to how our records and reports our financial condition and results of operations. Our management makes judgments and assumptions in selecting and adopting various accounting policies and in applying estimates so that such policies and estimates comply with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Management has identified certain accounting policies as being critical because they require management's judgment to ascertain the valuations of assets, liabilities, commitments and contingencies. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset, valuing an asset or liability or reducing a liability. Because of the uncertainty surrounding management's judgments and the estimates pertaining to these matters, actual outcomes may be materially different from amounts previously estimated. For example, because of the inherent uncertainty of estimates, the Bank could need to significantly increase its allowance for loan losses if actual losses are more than the amount reserved. Any increase in its allowance for loan losses or loan charge-offs could have a material adverse effect on our financial condition and results of operations. In addition, we cannot guarantee that we will not be required to adjust accounting policies or restate prior financial statements. Please refer to the section captioned *Allowance for Loan Losses* in *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations* included elsewhere in this report for further discussion related to our process for determining the appropriate level of the allowance for loan losses.

Further, from time to time, the FASB and SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. Recent economic conditions have resulted in continuing scrutiny of accounting standards by legislators and regulators, particularly as they relate to fair value accounting principles. In addition, ongoing efforts to achieve convergence between U.S. GAAP and International Financial Reporting Standards may result in changes to U.S. GAAP. These changes can be hard to predict and can materially impact how we record and reports our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in us restating prior period financial statements or otherwise adversely affecting our financial condition or results of operations.

Our accounting estimates and risk management processes rely on analytical and forecasting models which may prove to be inadequate or inaccurate which could result in unexpected losses, insufficient allowances for loan losses or unexpected fluctuations in the value of our financial instruments.

The processes we use to estimate our inherent loan losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depends upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are adequate, the models may prove to be inadequate or inaccurate because of other flaws in their design or their implementation. If the models used for interest rate risk and asset-liability management are inadequate, we may incur increased or unexpected losses upon changes in market interest rates or other market measures. If the models we use for determining our probable loan losses are inadequate, the allowance for loan losses may not be sufficient to support future charge-offs. If the models used to measure the fair value of financial instruments are inadequate, the fair value of such financial instruments may fluctuate unexpectedly or may not accurately reflect what we could realize upon sale or settlement of such financial instruments. Any such failure in our analytical or forecasting models could have a material adverse effect on our business, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We, through the Bank, own our main office located at 301 Virginia Avenue in Fairmont, WV. Our subsidiaries own or lease various other offices in the counties and cities in which they operate. As of December 31, 2022, we operated eight full-service banking branches in the locations further described in *Item 1 – Business* included elsewhere in this report. Four of the eight full-service banking branches are owned and the remaining four are leased.

No one facility is material to us. Management believes that the facilities are generally in good condition and suitable for the operations for which they are used.

ITEM 3. LEGAL PROCEEDINGS

From time to time in the ordinary course of business, we and our subsidiaries may be subject to claims, asserted or unasserted or named as a party to lawsuits or investigations. Litigation, in general, and intellectual property and securities litigation, in particular, can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings cannot be predicted with any certainty, and in the case of more complex legal proceedings, the results can be difficult to predict. We are not aware of any material pending legal proceedings to which we or any of our subsidiaries is a party or of which any of their property is the subject.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Capital Market under the symbol "MVBF."

As of March 15, 2023, we had approximately 850 stockholders of record.

In 2022, 2021 and 2020, we paid dividends totaling $0.68, $0.51 and $0.36, respectively, per share and currently expect that comparable dividends will continue to be paid in the future.

The following five-year performance graph compares the cumulative total shareholder return (assuming reinvestment of dividends) on our common stock to the KBW Bank Index and the Russell 2000 Index. The stock performance graph assumes $100 was invested on December 31, 2017 and the cumulative return is measured as of each subsequent fiscal year end.



Total Return Performance

Index	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
MVB Financial Corp.	$ 100.00	$ 90.39	$ 125.65	$ 116.29	$ 212.65	$ 118.93
KBW Bank Index	100.00	80.40	106.24	91.76	123.91	94.51
Russell 2000	100.00	87.82	108.65	128.60	146.21	114.69

Equity Compensation Plan Information

Information about our equity compensation plan is disclosed below under *Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matte*rs, in Part III of this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by Issuer and Affiliated Purchasers

There were no repurchases of common stock during the three months ended December 31, 2022.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that management believes is necessary to understand our financial condition, results of operations and cash flows for the year ended December 31, 2022, as compared to 2021. This information should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this report. A discussion of changes in our results of operations from 2020 to 2021 may be found in *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations* of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 10, 2022. Further, we encourage you to revisit the Forward-Looking Statements at the beginning of this report.

Executive Summary

During 2022, we adapted our business model due to challenging market conditions, primarily brought on by an environment of increasing interest rates and a slowing economy. We remained committed to key Fintech industry gaming and payments initiatives and implemented cost-saving measures. We continue to expand the Bank's treasury services function to support the banking needs of financial and emerging technology companies, which we believe will further enhance core deposits, notably through the expansion of deposit acquisition and fee income strategies through the Fintech division. We entered into agreements for card issuing and acquiring program sponsorships to further enhance fee income and noninterest income. In addition, we continue to expand into the Fintech industry through the acquisition of technology in order to scale and diversify our banking capabilities.

Financial Results

Net interest income increased $34.6 million to $111.8 million, noninterest income decreased $24.3 million to $38.3 million and noninterest expense increased $19.9 million to $117.4 million during 2022 compared to 2021. Our yield on earning assets (tax-equivalent) in 2022 was 4.54% compared to 3.52% in 2021. Total loans increased by $526.0 million to $2.40 billion as of December 31, 2022 from $1.87 billion as of December 31, 2021. Our overall cost of interest-bearing liabilities was 1.03% in 2022 compared to 0.44% in 2021. The increase in earning assets yield, partially offset by the increase in the cost of interest-bearing liabilities, resulted in an increase in our net interest margin (tax-equivalent) to 4.04% in 2022 from 3.26% in 2021.

Net income in 2022 totaled $15.0 million, compared to $39.1 million in 2021, a decrease of $24.1 million. The 2022 earnings equated to a return on average assets of 0.5% and a return on average equity of 5.9%, compared to 2021 results of 1.5% and 15.6%, respectively. Basic and diluted earnings per share were $1.23 and $1.17, respectively, in 2022 compared to $3.32 and $3.10, respectively, in 2021.

Net Interest Income and Net Interest Margin (Average Balance Schedules)

The following tables present, for the periods indicated, information about (1) average balances, the total dollar amount of interest income from interest-earning assets and the resultant average yields; (2) average balances, the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (3) the interest rate spread; (4) net interest income and margin; and (5) net interest income and margin (on a tax-equivalent basis). The average balances presented are derived from daily average balances.

Average Balances and Analysis of Net Interest Income

(Dollars in thousands)	2022 Average Balance	2022 Interest Income/ Expense	2022 Yield/ Cost	2021 Average Balance	2021 Interest Income/ Expense	2021 Yield/ Cost	2020 Average Balance	2020 Interest Income/ Expense	2020 Yield/ Cost
Assets									
Interest-bearing deposits in banks	$ 232,935	$ 1,613	0.69 %	$ 249,801	$ 305	0.12 %	$ 125,259	$ 191	0.15 %
CDs with banks	1,033	24	2.32	10,406	201	1.93	12,484	246	1.97
Investment securities:									
Taxable	236,344	3,496	1.48	$ 231,450	2,405	1.04	121,607	2,448	2.01
Tax-exempt [2]	139,353	5,166	3.71	201,532	6,328	3.14	144,389	5,361	3.71
Loans and loans held-for-sale: [1][3]									
Commercial	1,594,069	87,845	5.51	1,387,273	63,551	4.58	$1,136,858	54,434	4.79
Tax-exempt [2]	4,661	203	4.36	6,646	300	4.51	$ 8,966	422	4.70
Real estate	487,044	15,721	3.23	307,829	9,662	3.14	$ 403,166	18,100	4.49
Consumer	103,345	13,017	12.60	15,890	2,069	13.02	6,973	465	6.67
Total loans	2,189,119	116,786	5.33	1,717,638	75,582	4.40	1,555,963	73,421	4.72
Total earning assets	2,798,784	127,085	4.54	2,410,827	84,821	3.52	1,959,702	81,667	4.17
Allowance for loan losses	(22,248)			(25,682)			(18,079)		
Cash and due from banks	5,670			13,874			26,460		
Other assets	244,861			201,904			181,439		
Total assets	$3,027,067			$2,600,923			$2,149,522		
Liabilities									
Deposits:									
Negotiable order of withdrawal	$ 707,282	$ 4,724	0.67 %	$ 673,547	$ 1,612	0.24 %	$ 408,110	$ 2,521	0.62 %
Money market checking	330,208	1,449	0.44	469,010	883	0.19	458,606	2,680	0.58
Savings	56,697	418	0.74	42,800	5	0.01	45,420	6	0.01
IRAs	6,216	71	1.14	9,674	121	1.25	13,691	218	1.59
CDs	170,648	3,814	2.24	134,250	1,355	1.01	349,787	4,869	1.39
Repurchase agreements	10,987	6	0.05	10,821	13	0.12	9,856	23	0.23
FHLB and other borrowings	15,494	437	2.82	25,275	93	0.37	68,407	1,049	1.53
Senior term loan	2,328	163	7.00	—	—	—	—	—	—
Subordinated debt	73,159	3,072	4.20	51,149	2,188	4.28	7,568	261	3.45
Total interest-bearing liabilities	1,373,019	14,154	1.03	1,416,526	6,270	0.44	1,361,445	11,627	0.85
Noninterest-bearing demand deposits	1,357,426			895,024			502,457		
Other liabilities	41,098			38,100			61,169		
Total liabilities	2,771,543			2,349,650			1,925,071		
Stockholders' equity									
Preferred stock	—			730			7,334		
Common stock	13,320			12,614			12,047		
Additional paid-in capital	147,728			140,610			130,312		
Treasury stock	(16,741)			(16,741)			(2,637)		
Retained earnings	138,135			112,842			77,044		
Accumulated other comprehensive income (loss)	(26,918)			534			351		
Total stockholders' equity attributable to parent	255,524			250,589			224,451		
Noncontrolling interest	637			683			—		
Total stockholders' equity	256,161			251,272			224,451		
Total liabilities and stockholders' equity	$3,027,067			$2,600,912			$2,149,522		
Net interest spread (tax-equivalent)			3.51			3.08			3.32
Net interest income and margin (tax-equivalent) [2]		$ 112,931	4.04 %		$ 78,551	3.26 %		$ 70,040	3.57 %
Less: Tax-equivalent adjustments		(1,128)			(1,392)			(1,214)	
Net interest spread			3.47			3.02			3.25
Net interest income and margin		$ 111,803	3.99 %		$ 77,159	3.20 %		$ 68,826	3.51 %

[1] Non-accrual loans are included in total loan balances, lowering the effective yield for the portfolio in the aggregate.

[2] In order to make pre-tax income and resultant yields on tax-exempt loans and investment securities comparable to those on taxable loans and investment

securities, a tax-equivalent adjustment has been computed using a Federal tax rate of 21% for the twelve months ended December 31, 2022, 2021 and 2020, which is a non-U.S. GAAP financial measure. Please refer to the reconciliation of this non-U.S. GAAP financial measure to its most directly comparable U.S. GAAP financial measure following this table.

[3] Our PPP loans, totaling $13.6 million, $131.7 million and $82.0 million at December 31, 2022, 2021 and 2020, respectively, are included in this amount for the years ended December 31, 2022, 2021 and 2020, respectively.

(Dollars in thousands)	Year Ended December 31,					
	2022		2021		2020	
Net interest margin - U.S. GAAP basis						
Net interest income	$	111,803	$	77,159	$	68,826
Average interest-earning assets		2,798,784		2,410,827		1,959,702
Net interest margin		3.99 %		3.20 %		3.51 %
Net interest margin - non-U.S. GAAP basis						
Net interest income	$	111,803	$	77,159	$	68,826
Plus: Impact of fully tax-equivalent adjustment		1,128		1,392		1,214
Net interest income on a fully-tax equivalent basis	$	112,931	$	78,551	$	70,040
Average interest-earning assets	$	2,798,784	$	2,410,827	$	1,959,702
Net interest margin on a fully tax-equivalent basis		4.04 %		3.26 %		3.57 %

Rate Volume Calculation

The year over year change in rate volume to 2022 from 2021 is as follows:

(Dollars in thousands)	Change in Volume		Change in Rate		Total Change	
Earning Assets						
Loans:						
Commercial	$	9,473	$	14,821	$	24,294
Tax-exempt		(90)		(7)		(97)
Real estate		5,625		434		6,059
Consumer		11,387		(439)		10,948
Investment securities:						
Taxable		51		1,040		1,091
Tax-exempt		(1,952)		790		(1,162)
Interest-bearing deposits in banks		(21)		1,329		1,308
CDs with banks		(181)		4		(177)
Total earning assets	$	24,292	$	17,972	$	42,264
Interest-bearing liabilities						
Negotiable order of withdrawal	$	81	$	3,031	$	3,112
Money market checking		(261)		827		566
Savings		2		411		413
IRAs		(43)		(7)		(50)
CDs		367		2,092		2,459
Repurchase agreements		—		(7)		(7)
FHLB and other borrowings		(36)		380		344
Senior term loan		—		163		163
Subordinated debt		942		(58)		884
Total interest-bearing liabilities		1,052		6,832		7,884
Total	$	23,240	$	11,140	$	34,380

Key Metrics

(Dollars in thousands, except per share data)	Year ended December 31,			
		2022		2021
Book value per common share	$	20.69	$	22.70
Tangible book value per common share [4]	$	20.25	$	22.17
Efficiency ratio [1][4]		78.2 %		69.7 %
Overhead ratio [2][4]		3.9 %		3.7 %
Net loan charge-offs to total loans receivable [3]		0.4 %		0.1 %
Allowance for loan losses to total loans receivable		1.00 %		0.98 %
Nonperforming loans	$	11,165	$	17,713
Nonperforming loans to total loans receivable		0.5 %		0.9 %
Equity to assets		8.5 %		9.8 %
Community Bank Leverage Ratio		9.8 %		11.6 %

[1] Noninterest expense as a percentage of net interest income and noninterest income
[2] Noninterest expense as a percentage of average assets
[3] Charge-offs less recoveries
[4] Non-U.S. GAAP metric

Tangible book value ("TBV") per common share was $20.25 and $22.17 as of December 31, 2022 and 2021, respectively. TBV per common share is a non-U.S. GAAP measure that we believe is helpful to interpreting financial results. A reconciliation of TBV per common share is included below.

	December 31, 2022		December 31, 2021	
Goodwill	$	3,988	$	3,988
Intangibles		1,631		2,316
Total intangibles	$	5,619	$	6,304
Total equity attributable to parent	$	261,084	$	274,328
Less: Total intangibles		(5,619)		(6,304)
Tangible common equity	$	255,465	$	268,024
Tangible common equity	$	255,465	$	268,024
Common shares outstanding (000s)		12,618		12,087
Tangible book value per common share	$	20.25	$	22.17

Net Interest Income

Net interest income is the amount by which interest income on earning assets exceeds interest expense incurred on interest-bearing liabilities. Interest-earning assets include loans, investment securities and certificates of deposit in banks. Interest-bearing liabilities include interest-bearing deposits and borrowed funds such as sweep accounts, repurchase agreements, subordinated debt and the senior term loan. Net interest income, which is the primary source of revenue for the Bank, is also impacted by changes in market interest rates and the mix of interest-earning assets and interest-bearing liabilities.

Net interest margin is calculated by dividing net interest income by average interest-earning assets and measures the net revenue generated by the Bank's balance sheet. Net interest margin (tax equivalent) was 4.04% in 2022 compared to 3.26% in 2021. The year over year increase in net interest margin was due primarily to strong loan growth at favorable interest rates during 2022, primarily driven by our strategic lending partnerships and broad-based growth throughout CoRe Banking business.

In 2022, the Federal Reserve raised its key interest rate from a range of 0.00% to 0.25% to a range of 4.25% to 4.50% as of December 31, 2022. We continue to analyze methods to deploy assets into an earning asset mix to result in a stronger net interest margin. Management's estimate of the impact of future changes in market interest rates is shown in the section captioned Interest Rate Risk, in *Item 7A – Quantitative and Qualitative Disclosures About Market Risk* included elsewhere in this report.

Net interest spread is calculated by taking the difference between interest earned on earning assets and interest paid on interest-bearing liabilities in an effort to maximize net interest, while maintaining an appropriate level of interest rate risk. Net interest spread (tax-equivalent) was 3.51% in 2022 compared to 3.08% in 2021. The difference between the net interest margin (tax-equivalent) and net interest spread (tax-equivalent) was 53 basis points in 2022 compared to 18 basis points in 2021. This was driven by the 102 basis point increase in yield on earning assets and the increase of $462.4 million in average noninterest-bearing demand deposits outpacing the 59 basis point increase in the cost of interest-bearing liabilities.

During 2022, net interest income increased $34.6 million, or 44.8%. This increase is largely due to the increase in earning assets of $388.0 million, primarily funded by the increase in average noninterest-bearing demand deposits of $462.4 million. Total interest income increased $42.5 million, or 51.0%, in 2022. The increase in total interest income was driven by higher yields from new loan production at favorable interest rates, as well as the change in our loan portfolio, including the increase in consumer loans and accelerated accretion on PCI loans as a result of a loan sale in the second quarter of 2022, which resulted in the increase in yield on earning assets of 102 basis points. Average total loans increased $471.5 million in 2022, primarily as the result of a $206.8 million increase in average commercial loans. The yield on loans increased 93 basis points.

Average investment securities decreased $57.3 million in 2022, or 13.2%, as the result of a $62.2 million decrease in tax-exempt investments and a $4.9 million increase in taxable investments. The yield on tax-exempt securities increased 57 basis points and the taxable securities yield increased 44 basis points.

Average interest-bearing liabilities decreased $43.5 million in 2022, or 3.1%, primarily the result of a $138.8 million decrease in the average balance of money market checking accounts and $9.8 million in FHLB and other borrowings, partially offset by an increase of $33.7 million in average balance of negotiable order of withdrawal accounts, $22.1 million in subordinated debt and $36.4 million in certificates of deposit.

Average interest-bearing deposits decreased $58.2 million in 2022. Total interest expense increased by $7.9 million, primarily due to a $6.5 million increase in deposit interest and a $0.9 million increase in interest on subordinated debt. The result was a 59 basis point increase in the cost of interest-bearing liabilities, primarily from increases in interest rates, despite the improved deposit mix resulting from the replacement of high-cost deposits with noninterest-bearing deposits.

The cost of interest bearing liabilities increased to 1.03% in 2022 from 0.44% in 2021. This increase is primarily the result of an increase of 245 basis points in the cost of FHLB and other borrowings and a 52 basis point increase in the cost of deposits. Further discussion on borrowings is included in *Note 7 – Borrowed Funds* accompanying the consolidated financial statements included elsewhere in this report.

Provision for Loan Losses

Our provision for loan losses for 2022 was $14.2 million and our release of allowance for loan losses for 2021 was $6.3 million. The provision for loan losses, which is a product of management's analysis, is recorded in response to inherent losses in the loan portfolio. The increase in loan loss provision is primarily the result of the changes to the outstanding balances of the loan portfolios, including an increase in our consumer loan segment, level of recognized charge-offs and resulting historical loss rates, as well as adjustments to the risk grading of loans within the portfolio.

Meanwhile, total loan receivable balances increased $502.8 million in 2022 versus an increase of $415.0 million in 2021. The commercial loan portfolio increased by $116.5 million in 2022, in comparison to an increase of $332.3 million in 2021, while the residential mortgage loan portfolio increased by $299.0 million and $53.3 million in 2022 and 2021, respectively. Partially offsetting the commercial and residential loan volume increases are the decrease in PPP loans, totaling $13.6 million as of December 31, 2022 compared to $131.7 million as of December 31, 2021. In addition, net charge-offs in 2022 totaled $8.6 million, in comparison to net charge-offs of $1.3 million in 2021. Lastly, the provision for loan losses was impacted by a $1.3 million increase in the specific loan loss allocations in 2022, relative to a $0.8 million decrease in 2021.

Noninterest Income

Payment card and service charge income, consulting compliance income, equity method investment income and gains on sale of loans generally account for the majority of our noninterest income. Also from time to time, we recognize gains or losses on acquisition and divestiture activity, sales of assets or our investment portfolio. Total noninterest income for 2022, 2021 and 2020 was $38.3 million, $62.6 million and $91.8 million, respectively.

The decrease in noninterest income for 2022 compared to 2021 was primarily the result of a decrease of $18.1 million in equity method investment income, a $10.8 million decrease in gains on acquisition and divestiture activity, a $6.8 million decrease in investment portfolio gains and a $2.5 million decrease in gain on sale of portfolio loans. These decreases were partially offset by increases of $5.9 million in compliance consulting income, $5.0 million in gain on sale of assets, $4.1 million in payment card and service charge income and $1.9 million in an equity method investment gains.

Equity method investment income decreased $18.1 million, primarily due to lower mortgage banking revenue. Gain on sale of available-for-sale securities decreased $3.3 million due to the decreased sale of available-for-sale securities totaling $60.6 million in 2022 compared to $146.0 million in 2021 and market conditions. Gain on sale of portfolio loans decreased $2.5 million primarily driven by the $3.8 million loss on sale of bitcoin mining loans, which represented our entire crypto-lending exposure as we elected to exit our bitcoin mining portfolio. This was offset by the gain on sale of SBA loans of $5.5 million. Compliance and consulting income increased $5.9 million, primarily driven by revenue growth from professional services companies. Gain on sale of assets increased $5.0 million, primarily due to sale of mortgage servicing rights. Payment card and service charge income increased $4.1 million due to increased interchange income from our banking-as-a-service relationships and increased service charges on deposit accounts. The equity method investment gain of $1.9 million resulted from an in substance sale of an equity method investment from our portfolio.

Noninterest Expense

Noninterest expense was $117.4 million, $97.5 million and $97.1 million in 2022, 2021 and 2020, respectively. Approximately 61%, 62% and 63% of noninterest expense for 2022, 2021 and 2020, respectively, related to personnel costs. Personnel costs are a significant part of our noninterest expense as such costs are critical to services organizations. The increase relative to the year ended December 31, 2021 primarily reflects higher salaries and employee benefit costs of $12.0 million as headcount increased in 2022 as compared to 2021, which resulted in a 16% increase in average full time equivalent employees. Beginning in the fourth quarter of 2022, we implemented cost-savings initiatives to drive a 12% reduction from our annualized third quarter 2022 noninterest expense base, which partially offset the increase related to headcount.

Income Taxes

We incurred income tax expense of $4.1 million, $9.9 million and $9.5 million in 2022, 2021 and 2020, respectively. Our effective tax rate was 22%, 20% and 20% in 2022, 2021 and 2020, respectively. Our effective tax rate is affected by certain permanent tax differences caused by statutory requirements in the tax code. The largest permanent difference relates to tax-exempt interest income related to municipal investments and loans held by us. Other, smaller permanent differences arise from income derived from life insurance purchased on certain key employees and directors and meals and entertainment expenses. For 2022, we expect to file tax returns in 40 states.

Return on Assets and Equity

Assets

Our return on average assets was 0.5% in 2022, compared to 1.5% in 2021. The decreased return in 2022 is a result of a $24.1 million, or 61.6%, decrease in earnings and an increase in average total assets of $426.2 million, or 16.4%, as compared to 2021. The increase in average total assets was mainly as a result of a $471.5 million, or 27.5%, increase in average total loans and a $43.0 million, or 21.3%, increase in other assets. The increase in average total loans and other assets were partially offset by a $16.9 million decrease in average interest-bearing cash balances with banks and a $57.3 million decrease in average investment securities.

Equity

Our return on average stockholders' equity was 5.9% in 2022, compared to 15.6% in 2021. The decreased return in 2022 is a result of a $24.1 million, or 61.6%, decrease in earnings compared to 2021, while average equity increased by $4.9 million to $255.5 million.

Statement of Financial Condition

Cash and Cash Equivalents

Cash and cash equivalents totaled $40.3 million at December 31, 2022, compared to $307.4 million at December 31, 2021. We believe the current balance of cash and cash equivalents adequately serves our liquidity and performance needs. Total cash and cash equivalents fluctuate daily due to transactions in process and other liquidity demands.

Investment Securities

Investment securities totaled $418.6 million at December 31, 2022, compared to $453.9 million at December 31, 2021.

The following table sets forth a summary of the investment securities portfolio as of the dates indicated. The available-for-sale securities are reported at estimated fair value.

December 31, (Dollars in thousands)	2022		2021	
Available-for-sale securities:				
United States government agency securities	$	44,814	$	40,437
United States sponsored mortgage-backed securities		56,571		76,108
United States treasury securities		120,909		110,389
Municipal securities		138,636		175,012
Corporate debt securities		10,560		11,142
Other debt securities		7,500		7,500
Other securities		824		878
Total investment securities available-for-sale	$	379,814	$	421,466
Equity securities	$	38,744	$	32,402

At December 31, 2022, investment securities are available-for-sale or equity securities. Management believes the available-for-sale classification provides flexibility in terms of managing the portfolio for liquidity, yield enhancement and interest rate risk management opportunities. The decrease in investment security balances during 2022 was primarily driven by unrealized holding losses. At December 31, 2022, the amortized cost of available-for-sale investment securities totaled $427.1 million, resulting in a net unrealized loss in the investment portfolio of $47.3 million. Management has the intent and ability to hold the investments to maturity and they are all high quality investments with no other than temporary impairment. The municipal securities continue to give us the ability to pledge and to decrease the effective tax rate.

At December 31, 2022, equity securities primarily consist of our Fintech investment portfolio and are comprised of investments in 12 companies with a carrying value of $32.9 million. These securities do not have readily determinable fair values; therefore, they are classified as equity securities and are recorded at cost and adjusted for observable price changes for underlying transactions for identical or similar investments.

The following table shows the maturities for the available-for-sale investment securities portfolio at December 31, 2022:

(Dollars in thousands)	Within one year Amortized Cost	Within one year Weighted-Avg. Yield	After one year, but within five Amortized Cost	After one year, but within five Weighted-Avg. Yield	After five years, but within ten Amortized Cost	After five years, but within ten Weighted-Avg. Yield	After ten years Amortized Cost	After ten years Weighted-Avg. Yield	Total investment securities Amortized Cost	Total investment securities Fair Value
United States government agency securities	$ —	— %	$ 3,695	3.55 %	$ 24,794	2.45 %	$ 22,947	2.17 %	$ 51,436	$ 44,814
United States sponsored mortgage-backed securities	—	—	1,374	4.08	2,581	1.77	64,312	1.84	68,267	56,571
United States treasury securities	—	—	130,689	1.15	—	—	—	—	130,689	120,909
Municipal securities	280	4.21	912	4.78	4,575	3.37	152,075	3.54	157,842	138,636
Corporate debt securities	4,754	8.00	3,900	10.36	1,916	6.16	—	—	10,570	10,560
Other debt securities	—	—	—	—	7,500	—	—	—	7,500	7,500
Other securities	—	—	—	—	824	—	—	—	824	824
Total	$ 5,034	7.79 %	$ 140,570	1.52 %	$ 42,190	2.20 %	$ 239,334	2.95 %	$ 427,128	$ 379,814

Maturities are based on the final contractual payment dates and do not reflect the impact of prepayments or early redemptions that may occur.

Management monitors the earnings performance and liquidity of the investment portfolio on a regular basis through the Asset and Liability Committee ("ALCO") meetings. The ALCO also monitors net interest income and assists in the management of interest rate risk for us. Through active balance sheet management and analysis of the investment securities portfolio, sufficient liquidity is maintained to satisfy depositor requirements and the various credit needs of our customers. Management believes the risk characteristics inherent in the investment portfolio are acceptable based on these parameters.

Loans

Our primary market areas are North Central West Virginia and Northern Virginia. The portfolio consists principally of commercial lending, retail lending, which includes single-family residential mortgages, home equity lines of credit and consumer lending. Loans receivable totaled $2.37 billion as of December 31, 2022, an increase of $502.8 million from $1.87 billion as of December 31, 2021.

Major classification of loans held for investment at December 31, are as follows:

(Dollars in thousands)		2022		2021
Business	$	851,072	$	821,615
Real estate		632,839		572,736
Acquisition, development and construction		126,999		100,080
Commercial	$	1,610,910	$	1,494,431
Residential		609,452		310,498
Home equity lines of credit		18,734		22,186
Consumer		131,566		44,332
Total loans	$	2,370,662	$	1,871,447
Deferred loan origination fees and costs, net		1,983		(1,609)
Loans receivable	$	2,372,645	$	1,869,838

At December 31, 2022, commercial and non-residential real estate loans represented the largest portion of the portfolio at 68.0%. Commercial and non-residential real estate loans totaled $1.61 billion at December 31, 2022, compared to $1.49 billion at December 31, 2021. Management expects to continue to focus on the enhancement and growth of the commercial loan portfolio while maintaining appropriate underwriting standards and risk/price balance. Paycheck Protection Program ("PPP") loans are included in the totals above and have outstanding balances of $13.6 million and $131.7 million as of December 31, 2022 and 2021, respectively.

Residential real estate loans to retail customers, including PCI loans, account for the second largest portion of the loan portfolio, comprising 25.7%. Residential real estate loans totaled $609.5 million at December 31, 2022, compared to $310.5 million at December 31, 2021. Management believes residential real estate lending continues to represent a primary focus due to the lower risk factors associated with this type of loan and the opportunity to provide service to those in the North Central West Virginia and Northern Virginia markets.

Consumer loans totaled $131.6 million at December 31, 2022, compared to $44.3 million at December 31, 2021. This increase was concentrated in two loan products: purchased automotive loans originated by a third-party in Puerto Rico, which increased from $40.7 million at December 31, 2021 to $84.5 million at December 31, 2022, and purchased residential real estate loans also originated by a third-party, which we began purchasing in 2022 and had a balance of $35.4 million at December 31, 2022.

At December 31, 2022, Special Mention loans amounted to $31.3 million compared to $30.3 million. The balance is comprised of 40 loans, which include two loans totaling $11.9 million to a single borrower for commercial real estate hospitality loans, $5.3 million to finance two multifamily housing construction projects to two related borrowers, a $4.8 million commercial real estate loan to a senior care facility and a $2.1 million commercial real estate loan to finance an office building. In addition, there are 34 loans to various unrelated borrowers totaling $7.2 million in commercial, home equity line of credit ("HELOC"), installment and mortgage loans. These are loans for which information about the borrowers' possible credit problems causes management to have doubts as to the borrowers' ability to comply with the loan repayment terms in the future. However, most of these loans were significantly impacted by the pandemic and as a result have qualified for government financial support and/or debt service relief from the Bank. These loans are being monitored closely, but were not considered impaired loans at December 31, 2022.

There were 12 additional loans that management identified as Substandard loans not yet impaired, totaling $23.5 million as of December 31, 2022. These loans include $19.2 million in three loans to finance hospitality properties to three related borrowers, a $2.0 million loan to finance a multifamily real estate property, a $1.0 million loan secured by receivables and a $0.9 million loan secured by residential lots. In addition, there are six loans to various unrelated borrowers totaling $0.3 million in commercial, HELOC, installment and mortgage loans. These are loans where known information about the borrowers' credit problems causes management to have serious doubts, relative to the 12 loans discussed above, as to the borrowers' ability to comply with the loan repayment terms in the future. Most of these loans were significantly impacted by the pandemic and as a result have qualified for government financial support and/or debt service relief from the Bank. These loans are being monitored closely, but as of year-end were not considered impaired loans.

The following table provides loan maturities at December 31, 2022:

(Dollars in thousands)	One Year or Less		One Through Five Years		Five Through Fifteen Years		Due After Fifteen Years		Total	
Commercial	$	355,221	$	871,266	$	351,645	$	32,778	$	1,610,910
Residential		85,405		491		8,155		515,401		609,452
Home equity lines of credit		1,051		1,486		540		15,657		18,734
Consumer		4,216		29,362		56,017		41,971		131,566
Total loans	$	445,893	$	902,592	$	416,358	$	605,819	$	2,370,662

The following table reflects the sensitivity of loans to changes in interest rates as of December 31, 2022 that mature after one year:

(Dollars in thousands)	Commercial and non-residential real estate		Residential		Home equity lines of credit		Consumer		Total	
Predetermined fixed interest rate	$	547,102	$	220,172	$	46	$	84,625	$	851,945
Floating or adjustable interest rate		1,063,808		389,280		18,688		46,941		1,518,717
Total as of December 31, 2022	$	1,610,910	$	609,452	$	18,734	$	131,566	$	2,370,662

Loan Concentration

At December 31, 2022, commercial and non-residential real estate loans comprised the largest component of the loan portfolio. A large portion of commercial loans are secured by real estate and they are diverse with respect to geographical location and industry. Loans that are not secured by real estate are typically secured by accounts receivable, mortgages or equipment. While the loan concentration is in commercial loans, the commercial portfolio is comprised of loans to many different borrowers, in numerous different industries, primarily located in our market areas.

Allowance for Loan Losses

Management is responsible for establishing the allowance for loan losses ("ALL") and the Loan Review Committee provides oversight for the adequacy of the ALL. The Committee's determination is based on management's assessment of risk in the loan portfolios which is calculated through the ALL model. Management continually monitors the risk in the loan portfolio through routine delinquency reporting and the internal loan review system, which directly inform the ALL calculation. Specific loss estimates are derived for individual loans based on specific criteria such as current delinquent status, related deposit account activity where applicable and changes in the local and national economy. When appropriate, management also considers public knowledge and/or verifiable information from the local market to assess risks to specific loans and the loan portfolios as a whole.

The result of the evaluation of the adequacy at each period presented herein indicated that the ALL was considered by management to be adequate to absorb losses inherent in the loan portfolio.

At December 31, 2022 and 2021, impaired loans totaled $15.9 million and $22.5 million, respectively. A portion of the ALL of $1.7 million and $0.5 million was allocated to cover any loss in these loans at December 31, 2022 and 2021, respectively. Loans past due more than 30 days were $15.5 million and $18.1 million, respectively, at December 31, 2022 and 2021.

	December 31,	
	2022	**2021**
Loans past due more than 30 days to gross loans	0.7 %	1.0 %
Loans past due more than 90 days to gross loans	0.1 %	0.5 %

For tables reflecting the allocation of the ALL, please refer to *Note 3 – Loans and Allowance for Loan Losses* accompanying the consolidated financial statements included elsewhere in this report.

The following table summarizes the primary segments of the ALL, excluding the ALL related to loans individually evaluated for impairment as of December 31, 2022 and 2021:

(Dollars in thousands)	2022		2021	
December 31,	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
Commercial and non-residential real estate	$ 15,539	68 %	$ 14,100	80 %
Residential	2,880	26	1,492	17
Home equity lines of credit	131	1	128	1
Consumer and other	5,287	5	2,546	2
Total	$ 23,837	100 %	$ 18,266	100 %

The ALL increase in the consumer and other loan segment was driven by a $43.8 million increase in purchased automotive loans throughout 2022. This segment realizes elevated charge offs, and therefore is allocated against at a much higher rate than commercial, residential or home equity. We continue to monitor this segment closely.

Non-performing assets consist of loans that are no longer accruing interest, loans that have been renegotiated to below market rates based upon financial difficulties of the borrower and real estate acquired through foreclosure. When interest accruals are suspended, accrued interest income is reversed with current year accruals charged to earnings and prior year amounts generally charged off as a credit loss. When, in management's judgment, the borrower's ability to make periodic interest and principal payments resumes and collectability is no longer in doubt, which is evident by the receipt of six consecutive months of regular, on-time payments, the loan is eligible to be returned to accrual status. Interest income on loans would have increased by approximately $0.5 million, $0.4 million and $0.6 million for 2022, 2021 and 2020, respectively, if loans had performed in accordance with their terms.

Non-performing assets and past due loans as of December 31, are as follows:

(Dollars in thousands)	2022		2021	
Non-accrual loans				
Commercial	$	7,528	$	9,845
Real estate and home equity		2,286		7,853
Consumer and other		1,351		259
Total non-accrual loans		11,165		17,957
Accruing loan past due 90 days or more		—		—
Total non-performing loans		11,165		17,957
Other real estate, net		1,194		2,330
Total non-performing assets	$	12,359	$	20,287
Allowance for loan losses	$	23,837	$	18,266
Non-performing loans to gross loans		0.5 %		0.9 %
Allowance for loan losses to total loans		1.0 %		1.0 %
Allowance for loan losses to non-performing loans		213.5 %		103.1 %
Non-performing assets to total assets		0.4 %		0.7 %

Impaired loans have decreased by $6.6 million, or 29.3%, during 2022. This change is the net effect of multiple factors, primarily the reclassification of $5.9 million of previously reported impaired loans to performing loans, the identification of $3.4 million of recently impaired loans, principal curtailments/payoffs of $1.1 million, normal loan amortization of $2.9 million and $0.1 million in charge offs.

The $3.4 million of recently impaired loans were concentrated in sixty-seven purchased subprime auto loans totaling $1.1 million, or 32%, of the recently impaired loans and one commercial loan representing $0.9 million, or 26%, of the recently impaired loans. The subprime auto loans change on a quarterly basis as individual loans are either charged off or resume payments. The commercial loan is currently involved in legal proceedings.

The $1.1 million of principal curtailments/payoffs were concentrated in two commercial relationships, one in which the note was curtailed through the sale of collateral, and one in which two notes to a single borrower were refinanced into a third restructured note. These two relationships represented $0.8 million, or 74%, of the total principal curtailments.

The $0.1 million of charged off loans were concentrated in one mortgage relationship representing $0.1 million, or 100%, of the charge offs. The relationship of $0.1 million is secured by a residence.

Loans classified as Special Mention totaled $31.3 million and $30.3 million as of December 31, 2022 and December 31, 2021, respectively. The increase of $1.0 million, or 3.3%, was concentrated in the commercial loan portfolio. This increase is primarily the result of the payoff of 27 existing loans totaling $5.2 million to 16 borrowers, the risk grade upgrade of three loans to two separate loan relationships, totaling $10.0 million, offset by the risk grade downgrade of six loans to four relationships, totaling $4.5 million. There were also two loans originated in 2022 that were classified as Special Mention at year end, totaling $4.5 million, a commercial real estate hotel note of $4.5 million and a commercial note of less than $0.1 million. Of the 11 loans recently classified as Special Mention, there were two commercial real estate hotel loans to one relationship for $11.9 million, two commercial real estate loans secured by movie theaters totaling $2.5 million and a PPP commercial loan for $2.0 million. The $5.2 million in payoffs included one note to a relationship totaling $4.2 million secured by an industrial trucking property, thirteen notes to five borrowers previously associated with purchased loans totaling $0.9 million and seven remaining notes to various borrowers totaling $0.1 million.

Loans classified as Substandard totaled $35.3 million and $63.9 million as of December 31, 2022 and December 31, 2021, respectively. The decrease of $28.6 million, or 44.8%, was concentrated in the commercial loan portfolio. The decrease is primarily due the risk grade upgrade of seven loans to six separate commercial and mortgage loan relationships, totaling $18.1 million, the payoff of 49 existing loans totaling $4.5 million and the continued curtailment of the loans that remained within the portfolio. This decrease is further enhanced by the downgrade to Substandard of three residential mortgages totaling $1.3 million. The $4.5 million in payoffs included a 30 notes to 14 borrowers previously associated with purchased loans totaling $2.8 million and nineteen remaining notes to various borrowers totaling $1.7 million.

Loans classified as Doubtful totaled $4.7 million and $6.2 million as of December 31, 2022 and December 31, 2021, respectively. The decrease of $1.5 million, or 24.2%, was concentrated in the commercial loan portfolio and is the result of the implementation of the workout of these loans resulting in principal reduction from paydowns, loan sales and foreclosures of various loans to unrelated borrowers obtained as part of the First State acquisition, as well as a charge-off of a commercial loan totaling $0.1 million secured by residential real estate. As of December 31, 2022, there is $1.0 million in calculated loan loss reserve allocation against seven legacy MVB loans totaling $2.5 million. The largest of purchased loans had a balance of $1.3 million, while the remaining two loans had balances totaling $0.4 million.

Funding Sources

The Bank considers a number of alternatives, including but not limited to deposits, short-term borrowings and long-term borrowings when evaluating funding sources. Deposits continue to be the most significant source of funds, totaling $2.57 billion, or 92.9% of funding sources, at December 31, 2022, versus $2.38 billion, or 96.6% of such funding sources, at December 31, 2021. Of these amounts, gaming deposits totaled $652.1 million and $911.6 million at December 31, 2022 and 2021, respectively. Borrowings, consisting of subordinated debt, senior term loan and FHLB and other borrowings represented 6.7% of funding sources at December 31, 2022, versus 3.0% at December 31, 2021. Repurchase agreements, which are available to large corporate customers, represented 0.4% and 0.5% of funding sources at December 31, 2022 and 2021, respectively.

Management continues to emphasize the development of additional noninterest-bearing deposits as a core funding source for the Company. At December 31, 2022, noninterest-bearing balances totaled $1.23 billion, compared to $1.12 billion at December 31, 2021, or 47.9% and 47.1%, respectively, of total deposits. Interest-bearing deposits totaled $1.34 billion at December 31, 2022, compared to $1.26 billion at December 31, 2021, or 52.1% and 52.9%, respectively, of total deposits.

The following table sets forth the balance of each of the deposit categories for the years ended December 31, 2022 and 2021:

(Dollars in thousands)		2022		2021
Demand deposits of individuals, partnerships and corporations				
Noninterest-bearing demand	$	1,231,544	$	1,120,433
Interest-bearing demand		720,074		651,016
Savings and money markets		284,447		510,068
Time deposits including CDs and IRAs		334,417		96,088
Total deposits	$	2,570,482	$	2,377,605
Time deposits that meet or exceed the FDIC insurance limit	$	4,386	$	9,573

Average interest-bearing deposits totaled $1.27 billion during 2022 compared to $1.33 billion during 2021. Average noninterest bearing deposits totaled $1.36 billion during 2022 compared to $895.0 million during 2021.

Maturities of time deposits that met or exceeded the FDIC insurance limit as of December 31, 2022:

(Dollars in thousands)		2022
Under three months	$	1,581
Over three to 12 months		1,497
Over one to three years		—
Over three years		1,308
Total	$	4,386

Along with deposits, the Bank has access to both short-term borrowings from FHLB and overnight repurchase agreements to fund its operations and investments. For details on our borrowings, please refer to *Note 7 – Borrowed Funds* accompanying the consolidated financial statements included elsewhere in this report.

Capital Resources

During the year ended December 31, 2022, stockholders' equity decreased approximately $13.9 million to $261.4 million from $275.3 million. This decrease consists of net income for the year of $14.4 million, common stock options exercised totaling $2.1 million, stock-based compensation of $2.8 million, common stock issued related to Warp Speed acquisition of $9.6 million and stock-based compensation related to equity method investment of $0.4 million, respectively. These changes were offset by a $34.1

million decrease in accumulated other comprehensive income, dividends paid to common shareholders totaling $8.4 million and minimum tax withholding on restricted stock units issued of $0.7 million, respectively.

With stockholders' equity decreasing as noted above and with the growth in assets of $276.5 million, the equity to assets ratio decreased from 9.8% at December 31, 2021 to 8.5% at December 31, 2022. We paid dividends to common shareholders of $8.4 million in 2022 and $6.0 million in 2021, compared to earnings of $15.0 million in 2022 versus $39.1 million in 2021, resulting in an increase in the dividend payout ratio to 55.5% in 2022 from 15.4% in 2021.

We and the Bank are also subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. The Bank is required to comply with applicable capital adequacy standards established by the federal banking agencies. West Virginia state chartered banks, such as the Bank, are subject to similar capital requirements adopted by the West Virginia Division of Financial Institutions. Bank regulators have established "risk-based" capital requirements designed to measure capital adequacy. Risk-based capital ratios reflect the relative risks of various assets companies hold in their portfolios. A weight category of 0% (lowest risk assets), 20%, 50%, 100% or 150% (highest risk assets) is assigned to each asset on the balance sheet. Detailed information concerning our risk-based capital ratios can be found in *Supervision and Regulation* in *Item 1 – Business* and *Note 16 – Regulatory Capital Requirements* accompanying the consolidated financial statements included elsewhere in this report.

The optional CBLR framework, which is issued through interagency guidance, intends to provide a simple alternative measure of capital adequacy for electing qualifying depository institutions as directed under the EGRRCPA. Under the CBLR, if a qualifying depository institution elects to use such measure, such institutions will be considered well capitalized if its ratio of Tier 1 capital to average total consolidated assets (i.e., leverage ratio) exceeds a 9% threshold, subject to a limited two quarter grace period, during which the leverage ratio cannot go 100 basis points below the then applicable threshold, and will not be required to calculate and report risk-based capital ratios.

In April 2020, under the CARES Act, the 9% leverage ratio threshold was temporarily reduced to 8% in response to the COVID-19 pandemic. The threshold increased to 8.5% in 2021 and has returned to 9% in 2022. The Bank elected to begin using the CBLR for the first quarter of 2021 and intends to utilize this measure for the foreseeable future. Eligibility criteria to utilize the CBLR includes the following:

- Total assets of less than $10 billion;
- Total trading assets plus liabilities of 5% or less of consolidated assets;
- Total off-balance sheet exposures of 25% or less of consolidated assets;
- Cannot be an advanced approaches banking organization; and
- Leverage ratio greater than 9% or temporarily prescribed threshold established in response to COVID-19.

The Bank's CBLR at December 31, 2022 was 9.83%, which is above the well-capitalized standard of 9%. Management currently believes that capital continues to provide a strong base for profitable growth.

Liquidity

Maintenance of a sufficient level of liquidity is a primary objective of the ALCO. Liquidity, as defined by the ALCO, is the ability to meet anticipated operating cash needs, loan demand and deposit withdrawals without incurring a sustained negative impact on net interest income. It is our policy to optimize the funding of the balance sheet, continually balancing the stability and cost factors of various funding sources. We believe liquidity needs are satisfied by the current balance of cash and cash equivalents, readily available access to traditional and non-traditional funding sources and the portions of the investment and loan portfolios that mature within one year. These sources of funds should enable us to meet cash obligations as they come due.

Our main source of liquidity comes through deposit growth. Liquidity is also provided from cash generated from investment maturities, principal payments from loans and income from loans and investment securities. During the year ended December 31, 2022, cash flows from operating, investing and financing activities totaled $65.2 million, ($629.0) million and $296.6 million, respectively. Cash flows from operating, investing and financing activities during the year ended December 31, 2021 totaled $34.8 million, ($572.0) million and $580.7 million, respectively. Significant changes in operating cash flows during the year ended December 31, 2022 include proceeds of loans sold of $141.3 million, primarily consisting of the SBA lending program, sale of PCI loans and subprime consumer loans, partially offset by loans originated for sale of $101.4 million related to the SBA lending program. Additionally, significant changes in operating cash flows during the year include outflows in other liabilities of

$12.4 million, primarily related to federal tax liability and SBA participation payments in process. Significant changes in cash flows from investing activities during the year include outflows of $576.3 million from net increase in loans, $89.6 million from purchases of available-for-sale investment securities, $61.2 million from purchases of restricted bank stock and $38.4 million of purchases of equity method investments. These outflows were partially offset by cash inflows of $60.6 million in sales of available-for-sale investment securities, $53.0 million in redemptions of restricted bank stock and $21.0 million in maturities/paydowns of available-for-sale investment securities. Significant changes in cash flow from financing activities during the year include a decrease in the net change in deposits of $192.9 million in 2022 compared to $558.3 million in 2021, partially offset by the increased cash of $102.3 million from FHLB and other borrowings. When appropriate, the Bank has the ability to take advantage of external sources of funds such as advances from the FHLB, national market certificate of deposit issuance programs, the Federal Reserve discount window, brokered deposits and Certificate of Deposit Account Registry Services. Additionally, on March 12, 2023, the Federal Reserve implemented the Bank Term Funding Program to support federally-insured depository institutions in response to prevailing market uncertainty about the banking industry resulting from the insolvencies of certain regional depository institutions. These external sources often provide attractive interest rates and flexible maturity dates that enable the Bank to match funding with contractual maturity dates of assets. Securities in the investment portfolio are classified as available-for-sale and can be utilized as an additional source of liquidity.

We have an effective shelf registration covering $75 million of debt and equity securities, all of which is available, subject to authorization from the Board of Directors and market conditions, to issue debt or equity securities at our discretion. While we seek to preserve flexibility with respect to cash requirements, there can be no assurance that market conditions would permit us to sell securities on acceptable terms, or at all.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our significant accounting policies are described in *Note 1 – Summary of Significant Accounting Policies* accompanying the consolidated financial statements included elsewhere in this report. The preparation of these statements requires us to make certain assumptions, judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities and commitments as of the date of our financial statements. We analyze and base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Changes in facts and circumstances or additional information may result in revised estimates and actual results may differ from these estimates. We have identified the following estimate as critical to the understanding of our financial position and results of operations and which require the application of significant judgment by management.

Allowance for Loan Losses

The ALL represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the ALL requires significant judgment and the use of estimates related to the amount and timing of losses inherent in the loan portfolio consisting of specific and general components.

We estimate the general component of the ALL based on the Bank's historical loss experience and consideration of qualitative factors, both internal and external, all of which may be susceptible to significant change. The qualitative factors include items such as the nature and volume of the portfolio; the volume and severity of problem credits; collateral values; portfolio concentrations; economic and business conditions; lending policies and procedures; experience of lending management and staff; and quality of the loan review system. Within each of our eight portfolio segments, each of these individual factors are assigned a rating between zero and seven, representing a measure of the risk that we believe each factor creates for the Bank's loan portfolio. Each factor is also weighted based on the relative risk we believe it poses to the Bank's portfolio to determine a proportionate risk rating. As of December 31, 2022, the "economic and business conditions" factor was generally the highest weighted qualitative factor, with a weighting of 25% to 30%, and given a risk grade of three out of seven for seven of the eight portfolio segments. Increasing the risk grade by one for all segments would have resulted in an additional allowance of approximately $3.2 million at December 31, 2022 and decreasing the risk grade by one would have resulted in a reduction to the allowance of approximately $1.7 million.

In addition to the above judgments and estimates, the specific reserves on impaired loans is an important input to the ALL due to the increased risks inherent in those loans. This evaluation requires significant judgment and estimates related to the amount and timing of expected future cash flows and collateral values. To the extent actual outcomes differ from our estimates, we may need additional provisions for credit losses. Any such additional provisions for credit losses will be a direct charge to our earnings.

Recent Accounting Pronouncements and Developments

Recent accounting pronouncements and developments applicable to us are described further in *Note 1 – Summary of Significant Accounting Policies* accompanying the consolidated financial statements included elsewhere in this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk refers to potential losses arising from, amongst other items, changes in interest rates, foreign exchange rates, equity prices and commodity prices. Our market risk is composed primarily of interest rate risk. The ALCO is responsible for reviewing the interest rate sensitivity position and establishes policies to monitor and coordinate our sources, uses and pricing of funds.

Interest Rate Risk

The objective of the asset/liability management function is to structure the balance sheet in ways that maintain consistent growth in net interest income and minimize exposure to market risks within our policy guidelines. This objective is accomplished through management of balance sheet liquidity and interest rate risk exposure based on changes in economic conditions, interest rate levels and customer preferences. We manage balance sheet liquidity through the investment portfolio, sales of commercial and residential real estate loans and through the utilization of diversified funding sources, including retail deposits, a variety of wholesale funding sources and borrowings through the FHLB. Interest rate risk is managed through the use of interest rate caps, commercial loan swap transactions and interest rate lock commitments on mortgage loans held-for-sale, as well as the structuring of loan terms that provide cash flows to be consistently re-invested along the rate cycle.

Our primary market risk is interest rate fluctuation. Interest rate risk results from the traditional banking activities in which the Bank engages, such as gathering deposits and extending loans. Many factors, including economic conditions, financial conditions, movements in interest rates and consumer preferences affect the difference between interest earned on assets and interest paid on liabilities. Our interest rate risk represents the levels of exposure our income and market values have to fluctuations in interest rates. Interest rate risk is measured as the change in earnings and the theoretical market value of equity that results from changes in interest rates. The ALCO oversees the management of interest rate risk and our objective is to maximize stockholder value, enhance profitability and increase capital, serve customer and community needs and protect us from any material financial consequences associated with changes in interest rates.

Interest rate risk arises from differences between the timing of rate changes and the timing of cash flows (repricing risk); changing rate relationships across yield curves that affect bank activities (basis risk); changing rate relationships across the spectrum of maturities (yield curve risk); and interest rate related options embedded in certain bank products (option risk). Changes in interest rates may also affect a bank's underlying economic value. The values of a bank's assets, liabilities and interest-rate related, off-balance sheet contracts are affected by changes in rates because the present values of future cash flows, and in some cases the cash flows themselves, are changed when discounting by different rates.

We believe that accepting some level of interest rate risk is necessary in order to achieve realistic profit goals. Management and the Board of Directors have chosen an interest rate risk profile that is consistent with our strategic business plan. While management carefully monitors the exposure to changes in interest rates and takes actions as warranted to decrease any adverse impact, there can be no assurance about the actual effect of interest rate changes on net interest income.

Our Board of Directors has established a comprehensive interest rate risk management policy, which is administered by the ALCO. The policy establishes limits on risk, which are quantitative measures of the percentage change in net interest income (a measure of net interest income at risk) and the fair value of equity capital (a measure of economic value of equity or "EVE" at risk) resulting from a hypothetical change in interest rates. We measure the potential adverse impacts that changing interest rates may have on short-term earnings, long-term value and liquidity by employing simulation analysis through the use of computer modeling. The simulation model captures optionality factors, such as call features and interest rate caps and floors embedded in investment and loan portfolio contracts. As with any method of gauging interest rate risk, there are certain shortcomings inherent in the interest rate modeling methodology employed. When interest rates change, actual movements in different categories of interest-earning assets and interest-bearing liabilities, loan prepayments and withdrawals of time and other deposits, may deviate significantly from assumptions used in the model. Finally, the methodology does not measure or reflect the impact that higher rates may have on adjustable-rate loan customers' ability to service their debts or the impact of rate changes on demand for loan and deposit products.

A base case forecast is prepared using market consensus rate forecasts and alternative simulations reflecting more and less extreme behavior of rates each quarter. The analysis is presented to the ALCO and the Board of Directors. In addition, more frequent forecasts are produced when interest rates are particularly uncertain, when other business conditions so dictate, or when necessary to model potential balance sheet changes.

The balance sheet is subject to quarterly testing for interest rate shock possibilities to indicate the inherent interest rate risk. Average interest rates are shocked by +/- 100, 200, 300 and 400 basis points ("bp"). The goal is to structure the balance sheet so that net interest-earnings at risk over 12-month and 24-month periods and the economic value of equity at risk do not exceed policy guidelines at the various interest rate shock levels and scenarios.

At December 31, 2022, we are shown in an asset sensitive position for the first year after rate shocks. Management continuously strives to reduce higher costing fixed rate funding instruments, while increasing assets that are more fluid in their repricing. Theoretically, an asset sensitive position is more favorable in a rising rate environment, since more assets than liabilities will reprice in a given time frame as interest rates rise. Similarly, a liability sensitive position is theoretically favorable in a declining interest rate environment, since more liabilities than assets will reprice in a given time frame as interest rates decline. Management works to maintain a consistent spread between yields on assets and costs of deposits and borrowings, regardless of the direction of interest rates.

Estimated Changes in Net Interest Income

Change in interest rates	+400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp	-400 bp
Policy Limit	(25.0)%	(20.0)%	(15.0)%	(10.0)%	(10.0)%	(15.0)%	(20.0)%	(25.0)%
December 31, 2022	30.0 %	21.3 %	12.5 %	4.1 %	(13.3)%	(22.7)%	(31.7)%	(38.7)%
December 31, 2021	55.4 %	39.9 %	24.6 %	10.4 %	(9.2)%	(13.7)%	(15.9)%	(16.5)%

Net interest income is first compared to the Global Insight Rate Forecast that we received from a third-party banking solution. This establishes an expectation of interest rate movement over the next two years. Then, the shocks are applied based on the rate expectation. In comparing the expectations as of each of December 31, 2021 and December 31, 2022, at December 31, 2021, the expectation was that interest rates were going to rise and, accordingly volatility was higher in the up-rate shocks due to the rates also being assumed to be rising based on the forecast. That is also why the shock is less in the down rate environment, which would be closer to a flat rate environment, rather than a true down-rate environment. At December 31, 2022, the expectation is for rates to move slightly throughout the next year, then drop slightly over year two. Due to that forecast, volatility is higher in down-rate environments as rates are expected to remain close to flat.

Net interest income at risk exceeded policy limits in the -100 bp, -200 bp, -300 bp and -400 bp parallel instantaneous interest rate shock scenarios. The policy violations in these scenarios are driven largely by the general level or market interest rates described above, as well as our cost of funding. Our deposit costs are low and have little room to reprice to a lower interest rate in a falling rate environment. However, our floating rate assets are exposed to the full effect of repricing to a lower interest rate in a falling rate environment.

The discussion above assumes net interest income at risk in various shock scenarios; scenarios in which interest rates immediately move by a large margin. Our net interest income profile exhibits declining net interest income when rates fall gradually; however, the impact is not as extreme as is suggested in a shock scenario. A gradual interest rate decline scenario smooths the impact of falling rates over a 12 or 24 month period. Our expectation is that over any given one to two year period, interest rates will likely move at a gradual pace.

As interest rates fall, mortgage companies experience a higher volume of loan originations and refinance activity. This benefit is not reflected in measures of net interest income at risk, as origination and refinance activity are classified as fee income. This increase in fee income represents a benefit to net income that offsets the losses to net interest income experienced in a falling rate environment.

The measures of equity value at risk indicate the ongoing economic value of us by considering the effects of changes in interest rates on all of our cash flows and by discounting the cash flows to estimate the present value of assets and liabilities. The difference between these discounted values of the assets and liabilities is the economic value of equity, which theoretically approximates the fair value of our net assets.

Estimated Changes in Economic Value of Equity (EVE)

Change in interest rates	+400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp	-400 bp
Policy Limit	(35.0)%	(25.0)%	(17.0)%	(12.0)%	(12.0)%	(17.0)%	(25.0)%	(35.0)%
December 31, 2022	14.7 %	11.4 %	8.0 %	3.9 %	(4.6)%	(11.4)%	(19.9)%	(29.3)%
December 31, 2021	14.2 %	10.8 %	8.7 %	4.5 %	(7.8)%	(12.2)%	(6.2)%	(0.5)%

The increase in economic value of equity in rising rate environments is largely attributable to the effect that an increase in interest rates has on the present value of non-interest-bearing deposits. The discount rate for non-interest-bearing deposits rises as interest rates rise; however, these deposits pay a rate of zero. The cost of these liabilities does not increase as interest rates rise, but the discount rate applied to the expected future cash flows of these liabilities increases with interest rates. Any increase in the market rates used to discount the cash flows of these liabilities reduces the present value of these liabilities. The decrease in present value of these liabilities results in a net increase to economic value of equity. A falling rate environment would result in a higher net present value for these liabilities and would lead to a net decrease to economic value of equity.

Additionally, interest-bearing deposits contribute to the large declines in economic value of equity in falling rate environments as a result of their low cost. Interest-bearing deposit costs are modeled with a floor of zero, meaning that the interest rates paid on deposits cannot be negative. In the event of a large downward interest rate shock, deposit costs would not move below zero. However, the discount rates applied to the expected future cash flows of these deposits could sustain a large decline in interest rates before reaching zero. This has the effect of increasing the present value of the interest-bearing-deposit liability and ultimately decreasing economic value of equity.

Credit Risk

We have counter-party risk which may arise from the possible inability of third-party investors to meet the terms of their forward sales contracts. We work with third-party investors that are generally well-capitalized, are investment grade and exhibit strong financial performance to mitigate this risk. We monitor the financial condition of these third parties on an annual basis and we do not currently expect these third parties to fail to meet their obligations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors
MVB Financial Corp. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of MVB Financial Corp. and Subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses

As described in Notes 1 and 3 to the financial statements, the Company's allowance for loan losses ("allowance") balance was $23.8 million on gross loans of $2.36 billion as of December 31, 2022, and consisted primarily of specific and general components. The specific component relates to loans that are impaired. The general component covers all loans that are not impaired and is based upon historical loss experience adjusted for qualitative factors. The amount of the allowance is based on management's continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience and the amount of non-performing loans. Certain qualitative factors are evaluated to determine additional inherent risks in the loan portfolio, which are not necessarily reflected in the historical loss percentages.   The allowance evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

We identified the Company's estimate of the qualitative factor adjustments applied in the allowance calculation, as a critical audit matter. The principal considerations for our determination of the allowance for loan losses as a critical audit matter are the complexity and subjectivity involved in developing the qualitative factor assumptions used by management in their allowance model to calculate the reserve as well as the significant auditor judgments made in evaluating this estimate. Due to the lack of observable data to support the qualitative factor allocations, a significant degree of management judgment is required. Finally, applying audit procedures to evaluate the qualitative factors assumptions requires a high degree of auditor subjectivity.

The primary audit procedures we performed to address this critical audit matter included:

- We obtained an understanding of the Company's process for establishing the allowance.
- We evaluated the design and tested the operating effectiveness of key controls relating to the Company's allowance, including controls over:
  - The accuracy of data inputs within the model;
  - The determination of the basis of the qualitative factor assumptions used by management to develop the estimate, and the adjustments therein; and
  - Management's review and approval of the allowance model and resulting estimate, including the qualitative components.
- We performed substantive testing procedures to evaluate the reasonableness of management's estimates and judgements related to the qualitative factors within the allowance. Those procedures included:
  - Evaluating the appropriateness of the qualitative factor framework established by management, including assessment of identified factors, basis point adjustments and weightings;
  - Evaluating the relevancy and reliability of the underlying data used to develop the qualitative factor framework and apply basis point adjustments and weightings within the model; and
  - Compared the total reserve to internal, external and/or peer data to ensure movement in a directionally consistent manner relative to credit quality indicators and changes in the Company's loan portfolio.
- We tested the mathematical application of the qualitative factor allocations, as determined by management, when subsequently combined with each loan segment's historical loss rates and applied to the respective risk grade populations segmented by location and loan type.
- We performed analytical procedures on the overall level and various components of the allowance, including historical reserves, qualitative reserves, and specific reserves.

/s/ FORVIS, LLP

(Formerly Dixon Hughes Goodman LLP)

We have served as the Company's auditor since 2014.

Tampa, Florida

March 16, 2023

Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors
MVB Financial Corp.

Opinion on the Internal Control over Financial Reporting

We have audited MVB Financial Corp. and Subsidiaries (the "Company") internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31 2022, and our report dated March 16, 2023, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ FORVIS, LLP

(Formerly Dixon Hughes Goodman LLP)

Tampa, Florida

March 16, 2023

MVB Financial Corp. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands except per share data)
December 31, 2022 and 2021

	2022	2021
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 5,290	$ 8,878
Interest-bearing balances with banks	34,990	298,559
Total cash and cash equivalents	40,280	307,437
Certificates of deposit with banks	—	2,719
Investment securities available-for-sale	379,814	421,466
Equity securities	38,744	32,402
Loans held-for-sale	23,126	—
Loans receivable	2,372,645	1,869,838
Allowance for loan losses	(23,837)	(18,266)
Loans receivable, net	2,348,808	1,851,572
Premises and equipment, net	23,653	25,052
Bank-owned life insurance	43,239	42,257
Equity method investments	76,223	40,013
Accrued interest receivable and other assets	90,975	65,543
Goodwill	3,988	3,988
TOTAL ASSETS	$ 3,068,850	$ 2,792,449
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 1,231,544	$ 1,120,433
Interest-bearing	1,338,938	1,257,172
Total deposits	2,570,482	2,377,605
Accrued interest payable and other liabilities	41,556	55,126
Repurchase agreements	10,037	11,385
FHLB and other borrowings	102,333	—
Subordinated debt	73,286	73,030
Senior term loan	9,765	—
Total liabilities	2,807,459	2,517,146
STOCKHOLDERS' EQUITY		
Common stock - par value $1; 20,000,000 shares authorized; 13,466,281 and 12,618,265 shares issued and outstanding, respectively, as of December 31, 2022 and 12,934,966 and 12,086,950 shares issued and outstanding, respectively, as of December 31, 2021	13,466	12,935
Additional paid-in capital	157,152	143,521
Retained earnings	144,911	138,219
Accumulated other comprehensive loss	(37,704)	(3,606)
Treasury stock - 848,016 shares as of December 31, 2022 and December 31, 2021, at cost	(16,741)	(16,741)
Total equity attributable to parent	261,084	274,328
Noncontrolling interest	307	975
Total stockholders' equity	261,391	275,303
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,068,850	$ 2,792,449

See Notes to Consolidated Financial Statements

MVB Financial Corp. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands except per share data)
Years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
INTEREST INCOME			
Interest and fees on loans	$ 116,583	$ 75,282	$ 72,999
Interest on deposits with banks	1,637	506	437
Interest on investment securities	3,496	2,405	2,448
Interest on tax-exempt loans and securities	4,241	5,236	4,569
Total interest income	125,957	83,429	80,453
INTEREST EXPENSE			
Interest on deposits	10,476	3,977	10,294
Interest on short-term borrowings	443	105	1,072
Interest on subordinated debt	3,072	2,188	261
Interest on senior term loan	163	—	—
Total interest expense	14,154	6,270	11,627
NET INTEREST INCOME	111,803	77,159	68,826
Provision (release of allowance) for loan losses	14,194	(6,275)	16,579
Net interest income after provision (release of allowance) for loan losses	97,609	83,434	52,247
NONINTEREST INCOME			
Payment card and service charge income	11,648	7,524	2,821
Mortgage fee income	—	—	33,427
Insurance and investment services income	849	1,003	872
Gain on sale of available-for-sale securities, net	650	3,875	914
Gain (loss) on sale of equity securities, net	(56)	5	3,501
Gain on derivatives, net	—	—	2,341
Gain on sale of loans, net	1,655	4,178	332
Holding gain (loss) on equity securities	(1,543)	3,776	374
Compliance and consulting income	15,504	9,625	4,436
Equity method investments income (loss)	(713)	17,428	24,174
Equity method investment gain	1,874	—	—
Gains on acquisition and divestiture activity	—	10,783	17,640
Gain on sale of assets	4,978	—	14
Other operating income	3,448	4,399	991
Total noninterest income	38,294	62,596	91,837
NONINTEREST EXPENSES			
Salaries and employee benefits	72,162	60,210	61,629
Occupancy expense	4,051	4,347	4,599
Equipment depreciation and maintenance	5,557	4,642	3,672
Data processing and communications	4,198	4,431	5,375
Mortgage processing	—	—	1,744
Professional fees	10,871	10,770	8,453
Insurance, tax and assessment expense	2,610	2,032	2,090
Travel, entertainment, dues and subscriptions	7,998	5,092	3,390
Other operating expenses	9,941	5,928	6,189
Total noninterest expense	117,388	97,452	97,141
Income before income taxes	18,515	48,578	46,943
Income tax expense	4,128	9,882	9,532
Net income	14,387	38,696	37,411
Net loss attributable to noncontrolling interest	660	425	—
Net income attributable to parent	15,047	39,121	37,411
Preferred dividends	—	35	461
Net income available to common shareholders	$ 15,047	$ 39,086	$ 36,950
Earnings per common share - basic	$ 1.23	$ 3.32	$ 3.13
Earnings per common share - diluted	$ 1.17	$ 3.10	$ 3.06
Weighted-average shares outstanding - basic	12,279,462	11,778,557	11,821,574
Weighted-average shares outstanding - diluted	12,870,734	12,613,620	12,088,106

See Notes to Consolidated Financial Statements

MVB Financial Corp. and Subsidiaries
Consolidated Statements of Comprehensive Income
(Dollars in thousands)
Years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
Net income before noncontrolling interest	$ 14,387	$ 38,696	$ 37,411
Other comprehensive income (loss):			
Unrealized holding gains (losses) on securities available-for-sale	(45,730)	(5,839)	6,979
Reclassification adjustment for gain recognized in income	(650)	(3,875)	(914)
Change in defined benefit pension plan	815	770	(1,403)
Reclassification adjustment for amortization of net actuarial loss recognized in income	429	507	420
Reclassification adjustment for carrying value adjustment - investment hedge recognized in income	(83)	862	(473)
Other comprehensive income (loss), before tax	(45,219)	(7,575)	4,609
Income taxes related to items of other comprehensive income (loss):			
Unrealized holding gains (losses) on securities available-for-sale	11,252	1,367	(1,635)
Reclassification adjustment for gain recognized in income	152	908	214
Change in defined benefit pension plan	(201)	(180)	329
Reclassification adjustment for amortization of net actuarial loss recognized in income	(103)	(119)	(98)
Reclassification adjustment for carrying value adjustment - investment hedge recognized in income	21	(233)	128
Income taxes related to items of other comprehensive income (loss):	11,121	1,743	(1,062)
Total other comprehensive income (loss), net of tax	(34,098)	(5,832)	3,547
Comprehensive loss attributable to noncontrolling interest	660	425	—
Comprehensive income (loss)	$ (19,051)	$ 33,289	$ 40,958

See Notes to Consolidated Financial Statements

MVB Financial Corp. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
(Dollars in thousands except per share data)
Years ended December 31, 2022, 2021 and 2020

	Preferred stock		Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock		Total stockholders' equity attributable to parent	Noncontrolling interest	Total stockholders' equity
	Shares	Amount	Shares	Amount				Shares	Amount			
Balance as of January 1, 2020	733 $	7,334	11,995,366 $	11,995	$ 122,516	$ 72,496	$ (1,321)	51,077 $	(1,084) $	211,936 $	— $	211,936
Net income	—	—	—	—	—	37,411	—	—	—	37,411	—	37,411
Other comprehensive income	—	—	—	—	—	—	3,547	—	—	3,547	—	3,547
Cash dividends paid ($0.36 per share)	—	—	—	—	—	(4,275)	—	—	—	(4,275)	—	(4,275)
Dividends on preferred stock	—	—	—	—	—	(461)	—	—	—	(461)	—	(461)
Stock-based compensation	—	—	—	—	2,353	—	—	—	—	2,353	—	2,353
Common stock options exercised	—	—	305,697	306	4,153	—	—	—	—	4,459	—	4,459
Restricted stock units issued	—	—	53,981	54	(124)	—	—	525	(7)	(77)	—	(77)
Common stock repurchased	—	—	—	—	—	—	—	796,414	(15,650)	(15,650)	—	(15,650)
Common stock issued related to Paladin acquisition	—	—	19,278	19	221	—	—	—	—	240	—	240
Balance as of December 31, 2020	733	7,334	12,374,322	12,374	129,119	105,171	2,226	848,016	(16,741)	239,483	—	239,483
Net income	—	—	—	—	—	39,121	—	—	—	39,121	(425)	38,696
Other comprehensive (loss)	—	—	—	—	—	—	(5,832)	—	—	(5,832)	—	(5,832)
Cash dividends paid ($0.51 per share)	—	—	—	—	—	(6,038)	—	—	—	(6,038)	—	(6,038)
Dividends on preferred stock	—	—	—	—	—	(35)	—	—	—	(35)	—	(35)
Stock-based compensation	—	—	—	—	2,634	—	—	—	—	2,634	—	2,634
Stock-based compensation related to equity method investment	—	—	—	—	574	—	—	—	—	574	—	574
Common stock options exercised	—	—	316,682	317	4,613	—	—	—	—	4,930	—	4,930
Restricted stock units issued	—	—	77,050	77	(77)	—	—	—	—	—	—	—
Minimum tax withholding on restricted stock units issued	—	—	(6,579)	(7)	(242)	—	—	—	—	(249)	—	(249)
Noncontrolling interests due to acquisition	—	—	—	—	—	—	—	—	—	—	900	900
Common stock issued related to contingent consideration	—	—	47,966	48	1,952	—	—	—	—	2,000	—	2,000
Common stock issued related to Trabian acquisition	—	—	17,597	18	582	—	—	—	—	600	—	600
Common stock issued related to Interchecks investment	—	—	107,928	108	4,366	—	—	—	—	4,474	—	4,474
MVB Technology membership units issued	—	—	—	—	—	—	—	—	—	—	500	500

64

	Preferred stock		Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock		Total stockholders' equity attributable to parent	Noncontrolling interest	Total stockholders' equity
	Shares	Amount	Shares	Amount				Shares	Amount			
Redemption of preferred stock	(733)	(7,334)	—	—	—	—	—	—	—	(7,334)	—	(7,334)
Balance as of December 31, 2021	—	—	12,934,966	12,935	143,521	138,219	(3,606)	848,016	(16,741)	274,328	975	275,303
Net income	—	—	—	—	—	15,047	—	—	—	15,047	(660)	14,387
Other comprehensive loss	—	—	—	—	—	—	(34,098)	—	—	(34,098)	—	(34,098)
Cash dividends paid ($0.68 per share)	—	—	—	—	—	(8,355)	—	—	—	(8,355)	—	(8,355)
Stock-based compensation	—	—	—	—	2,800	—	—	—	—	2,800	—	2,800
Stock-based compensation related to equity method investment	—	—	—	—	417	—	—	—	—	417	—	417
Common stock options exercised	—	—	160,527	161	1,908	—	—	—	—	2,069	—	2,069
Restricted stock units issued	—	—	75,354	75	(75)	—	—	—	—	—	—	—
Minimum tax withholding on restricted stock units issued	—	—	(17,596)	(18)	(652)	—	—	—	—	(670)	—	(670)
Common stock issued related to Warp Speed acquisition	—	—	313,030	313	9,266	—	—	—	—	9,579	—	9,579
Stock purchase from noncontrolling interest	—	—	—	—	(33)	—	—	—	—	(33)	(8)	(41)
Balance as of December 31, 2022	— $	—	13,466,281 $	13,466	$ 157,152	$ 144,911	$ (37,704)	848,016 $	(16,741)	$ 261,084	$ 307	$ 261,391

-See Notes to Consolidated Financial Statements

MVB Financial Corp. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)
Years ended December 31, 2022, 2021 and 2020

	2022	2021	2020
OPERATING ACTIVITIES			
Net income before noncontrolling interest	14,387	38,696	$ 37,411
Adjustments to reconcile net income to net cash from operating activities:			
Net amortization and accretion of investments	2,596	4,054	1,892
Net amortization of deferred loan costs	2,526	2,969	1,692
Provision (release of allowance) for loan losses	14,194	(6,275)	16,579
Depreciation and amortization	5,322	4,198	3,292
Stock-based compensation	2,800	2,634	2,353
Stock-based compensation related to equity method investment	417	574	—
Loans originated for sale	(101,382)	(30,033)	(1,334,910)
Proceeds of loans sold	141,261	22,024	1,477,063
Holding (gain) loss on equity securities	1,543	(3,776)	(374)
Mortgage fee income	—	—	(33,427)
Gain on sale of available-for-sale securities, net	(650)	(3,875)	(914)
(Gain) loss on sale of equity securities, net	56	(5)	(3,501)
Gain on sale of loans held-for-sale	(5,487)	(4,178)	(332)
Gains on acquisition and divestiture activity	—	(10,783)	(17,640)
Gain on sale of other real estate owned	(47)	(1,396)	—
Income on bank-owned life insurance	(975)	(995)	(888)
Deferred income taxes	(3,631)	6,129	(3,386)
Equity method investment (income) loss	713	(17,428)	(27,574)
Equity method investment gain	(1,874)	—	—
Return on equity method investment	8,275	31,032	3,400
Other assets	(2,438)	(1,440)	(27,200)
Other liabilities	(12,426)	2,689	18,699
Net cash from operating activities	65,180	34,815	112,235
INVESTING ACTIVITIES			
Purchases of available-for-sale investment securities	(89,600)	(216,621)	(269,790)
Maturities/paydowns of available-for-sale investment securities	20,973	49,248	64,493
Sales of available-for-sale investment securities	60,635	146,011	54,023
Purchases of premises and equipment	(3,041)	(4,865)	(6,615)
Disposals of premises and equipment	49	300	1,687
Net increase in loans	(576,303)	(460,672)	(70,186)
Gain on sale of loans held for investment	3,832	—	—
Purchases of restricted bank stock	(61,245)	(1,410)	(25,831)
Redemptions of restricted bank stock	53,048	2,364	38,048
Proceeds from maturities of certificates of deposit with banks	2,719	9,084	1,739
Purchases of certificates of deposit with banks	—	—	(993)
Proceeds from sale of other real estate owned	1,482	3,818	8,309
Purchase of bank-owned life insurance	(7)	—	(5,000)
Purchase of equity method investments	(38,400)	(500)	—
Purchase of equity securities	(4,452)	(2,982)	(9,918)
Sales of equity securities	1,356	543	4,622
Net cash transferred for banking center sale	—	(95,500)	(136,005)
Cash paid for acquisitions, net of cash acquired	—	(772)	57,306
Net cash from investing activities	(628,954)	(571,954)	(294,111)
FINANCING ACTIVITIES			
Net increase in deposits	192,877	558,342	574,691
Net change in repurchase agreements	(1,348)	1,119	94
Net change in FHLB and other borrowings	102,333	—	(180,283)
Issuance of subordinated debt	—	30,000	40,000
Payment of subordinated debt issuance costs	—	(552)	(717)
Issuance of senior term loan	10,000	—	—
Payment of senior debt issuance costs	(123)	—	—
Principal payments on senior term loan	(125)	—	—
Preferred stock redemption	—	(7,334)	—
Common stock repurchased	—	—	(15,746)
Common stock options exercised	2,069	4,930	4,464
Withholding cash issued in lieu of restricted stock	(670)	(249)	—
Cash dividends paid on common stock	(8,355)	(6,038)	(4,275)

	2022	2021	2020
Cash dividends paid on preferred stock	—	(35)	(461)
Issuance of subsidiary membership units	—	500	—
Stock purchase from noncontrolling interest	(41)	—	—
Net cash from financing activities	296,617	580,683	417,767
Net change in cash and cash equivalents	(267,157)	43,544	235,891
Cash and cash equivalents, beginning of period	307,437	263,893	28,002
Cash and cash equivalents, end of period	$ 40,280	$ 307,437	$ 263,893
Cash payments for:			
Interest on deposits, repurchase agreements and borrowings	$ 12,285	$ 6,152	$ 12,271
Income taxes	2,285	11,960	11,966
Business combination non-cash disclosures:			
Assets acquired in business combination, net of cash acquired	$ —	$ 739	$ 87,722
Liabilities assumed in business combination	—	605	148,731
Supplemental disclosure of cash flow information:			
Fair value of noncontrolling interests at acquisition date	$ —	$ 1,400	$ —
Loans transferred to other real estate owned	299	357	800
Change in unrealized holding gains (losses) on securities available-for-sale	47,508	(9,595)	6,193
Restricted stock units vested	75	77	49
Employee stock-based compensation tax withholding obligations	18	7	35
Creation of servicing assets from loan sales	1,296	—	—
Loans transferred to loans held-for-sale	914	—	—
Common stock issued related to acquisitions	9,579	5,074	240

See Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Business and Organization

MVB Financial Corp. is a financial holding company organized as a West Virginia corporation in 2003 that operates principally through its wholly-owned subsidiary, MVB Bank, Inc. (the "Bank"). The Bank's consolidated subsidiaries include MVB Insurance, LLC, a title insurance company ("MVB Insurance"), ProCo Global, Inc. ("Chartwell," which does business under the registered trade name Chartwell Compliance), Paladin Fraud, LLC ("Paladin Fraud") and MVB Edge Ventures, LLC ("Edge Ventures"). The Bank owns a controlling interest in Trabian Technology, Inc. ("Trabian") and Edge Ventures wholly-owns Victor Technologies, Inc. ("Victor"), as well as controlling interests in MVB Technology, LLC ("MVB Technology") and Flexia Payments, LLC ("Flexia"). The Bank also owns an equity method investment in Intercoastal Mortgage Company, LLC ("ICM") and MVB Financial Corp. owns equity method investments in Ayers Socure II, LLC ("Ayers Socure II") and Warp Speed Holdings, LLC ("Warp Speed").

Edge Ventures serves as a management company providing oversight, alignment and structure for MVB's Fintech companies and allocates resources to help incubate venture businesses and technologies acquired and developed by MVB.

Through our professional services entities, which include Chartwell, Paladin Fraud and Trabian, we provide compliance and consulting solutions to assist Fintech and corporate clients in building digital products and meeting their regulatory compliance and fraud defense needs.

We have acquired a number of financial institutions and other financial services businesses. Future acquisitions and divestitures will be consistent with our strategic direction. Our most recent acquisition and divestiture activity includes the following:

- In March 2022, the Bank entered into an agreement to acquire a 37.5% interest in Warp Speed, a holding company whose subsidiaries are focused on residential and commercial loan origination and servicing, business and personal insurance brokerage and data analytics. In April 2022, we assumed the Bank's obligations under the Purchase Agreement. Effective October 1, 2022, we completed the purchase with $38.4 million in cash, plus 313,030 shares of newly-issued common stock of MVB, with an aggregate value of $9.6 million, based on the volume-weighted average closing price for shares of MVB common stock for the 20 trading days ending the day prior to closing.
- In August 2022, we entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with Integrated Holdings, Inc. ("IFH"). The Merger Agreement provided that, upon the terms and conditions therein, IFH would merge with and into MVB (the "Merger"), with MVB continuing as the surviving corporation. Following the Merger, West Town Bank & Trust ("West Town Bank"), a state bank chartered under the laws of Illinois and wholly-owned subsidiary of IFH, would merge with and into the Bank, with the Bank as the surviving bank. In January 2023, the Merger Agreement was approved by the board of directors and shareholders of MVB and IFH. We are awaiting required regulatory approvals in order to execute the Merger.

We conduct a wide range of business activities through the Bank, primarily commercial and retail ("CoRe") banking services, as well as Fintech banking.

CoRe Banking

We offer our customers a full range of products and services including:

- Various demand deposit accounts, savings accounts, money market accounts and certificates of deposit;
- Commercial, consumer and real estate mortgage loans and lines of credit;
- Debit cards;
- Cashier's checks;
- Safe deposit rental facilities; and
- Non-deposit investment services offered through an association with a broker-dealer.

Fintech Banking

We provide innovative strategies to independent banking and corporate clients throughout the United States. Our dedicated Fintech sales team specializes in providing banking services to corporate Fintech clients, with a primary focus on operational risk management and compliance. Managing banking relationships with clients in the payments, digital savings, cryptocurrency, crowd funding, lottery and gaming industries is complex, from both an operational and regulatory perspective. We believe that the complexity of serving these industries causes them to be underserved with quality banking services and provides us with a significantly expanded pool of potential customers. When serviced in a safe and efficient manner, we believe these industries provide a source of stable, low cost deposits and noninterest, fee-based income. We thoroughly analyze each industry in which our customers operate, as well as any new products or services provided, from both an operational and regulatory perspective.

Edge Ventures

Edge Ventures, a wholly-owned subsidiary of the Bank, was created as a management company to provide oversight, alignment and structure for our Fintech companies and allocate resources to help incubate venture businesses and technologies acquired and developed by us. Subsidiaries of Edge Ventures include MVB Technology, Flexia and Victor, which are developing software to enhance the products and services available to our customers.

MVB Technology

MVB Technology is a 93.4% owned subsidiary of Edge Ventures. MVB Technology's primary product, GRAND, provides fast, cost effective payments from a modern bank account. Account holders fund their GRAND account using a bank account, card or direct deposit and can then seamlessly transfer funds between their GRAND account and their favorite apps. GRAND helps drive significant savings for online merchants through a streamlined process for transfers of customer funds.

Flexia

Edge Ventures owns an 80% interest in Flexia. Flexia is a Las Vegas-based Fintech company that licenses technology which allows users to access a reloadable account that combines a debit card account and casino gaming accounts into one card and to utilize them for non-cash transactions at participating casinos. Flexia's technology license provides Flexia with exclusive use of the software in the United States and Canada.

Victor

Victor is a wholly-owned subsidiary of Edge Ventures. Victor was formed to develop technology to make it faster and easier to launch and scale a broad spectrum of Fintech solutions for the gaming, payments, banking-as-a-service and digital asset sectors. Within a matter of weeks, Fintech developers can build solutions to manage and move money with developer-friendly application programming interfaces. Banks can onboard and manage more programs with Victor's tailored due diligence, risk assessment and oversight workflow tools. Recognizing the complexity of the Fintech ecosystem, Victor also supports seamless integration with a proven network of value-added technology and service providers.

Professional Services

Chartwell

Chartwell is a wholly-owned subsidiary of the Bank. Chartwell provides integrated regulatory compliance, state licensing, financial crimes prevention and enterprise risk management services that include consulting, outsourcing, testing and training solutions. Chartwell has expanded its services to both Fintech clients and banks, in coordination with the Bank's current compliance officers, to help create and implement strategy and provide expert compliance resources to aid the Bank in carrying out stringent and faster new client due diligence.

Paladin Fraud

Paladin Fraud is a wholly-owned subsidiary of the Bank. Paladin Fraud provides an extensive and customizable suite of fraud prevention services for merchants, credit agencies, Fintech companies and other vendors to help clients and partners defend against threats.

Trabian

The Bank owns an 80.8% interest in Trabian. Trabian builds digital products and web and mobile applications for forward-thinking community banks, credit unions, digital banks and Fintech companies. Consistent with the Bank's mission to pursue technology to accelerate community finance, Trabian has created technology platforms that have been instrumental to the success of many of today's leading Fintech companies.

COVID-19 Pandemic

Since 2020, economies throughout the world have been severely disrupted as a result of the COVID-19 pandemic and its subsequent variants. Given its ongoing and dynamic nature, it is difficult to predict the full impact of the COVID-19 pandemic on our business and our clients, providers and third parties. The extent of such impact depends on future developments, including resurgences, new variants or future pandemics, which are highly uncertain and cannot be predicted. We continue to actively monitor and respond to any ongoing effects of the COVID-19 pandemic.

Basis of Presentation

The financial statements are consolidated to include the accounts of MVB and its subsidiaries, including the Bank and the Bank's subsidiaries. In our opinion, the accompanying consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of our financial statements for interim periods in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as presented through the FASB's Accounting Standards Codification ("ASC") the and with rules and interpretive guidance of the SEC. All significant intercompany accounts and transactions have been eliminated in consolidated financial statements. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted.

Wholly-owned investments or investments in which we have a controlling financial interest, whether majority owned or in certain circumstances a minority interest, are required to be consolidated into our financial statements. We evaluate investments in entities on an ongoing basis to determine the need to consolidate.

The Bank owns controlling interests in Flexia, Trabian and MVB Technology. We own an 80.0% interest in Flexia, an 80.8% interest in Trabian and a 93.4% interest in MVB Technology. Accordingly, we are required to consolidate 100% of each entity within the consolidated financial statements. The remaining interests of these entities are accounted for separately as noncontrolling interests within our consolidated financial statements. Noncontrolling interest represents the portion of ownership and profit or loss that is attributable to the minority owners of these entities.

Unconsolidated investments where we have the ability to exercise significant influence over the operating and financial policies of the respective investee are accounted for using the equity method of accounting. Those investments that are not consolidated or accounted for using the equity method of accounting are accounted for under cost or fair value accounting. For investments accounted for under the equity method, we record our investment in non-consolidated affiliates and the portion of income or loss in equity in earnings of non-consolidated affiliates. We periodically evaluate these investments for impairment. As of December 31, 2022, we hold three equity method investments.

Preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based upon the best available information and actual results could differ from those estimates. An estimate that is particularly significant to the consolidated financial statements relates to the determination of the allowance for loan losses ("ALL").

In certain instances, amounts reported in prior periods' consolidated financial statements have been reclassified to conform to the current presentation.

We have evaluated subsequent events for potential recognition and/or disclosure through the date these consolidated financial statements were issued.

Cash and Cash Equivalents

Cash equivalents include cash on hand, deposits in banks and interest-earning deposits. Interest-earning deposits with original maturities of 90 days or less are considered cash equivalents. Net cash flows are reported for loans, deposits and short-term borrowing transactions.

Investment Securities

Investment securities at the time of purchase are classified as one of the following:

Available-for-Sale Securities - Includes debt that will be held for indefinite periods of time. These securities may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and yield of alternative investments. Such securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of estimated income tax effect. The income tax effect is released when the securities are sold.

Equity Securities - Includes equity securities that are adjusted to fair value on a monthly basis, with the change in value recorded directly on the income statement. We have elected to measure the equity securities without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes for underlying transactions for identical or similar investments of new issues.

The amortized cost of investment in debt securities is adjusted for amortization of premiums and accretion of discounts, computed by a method that results in a level yield. Gains and losses on the sale of investment securities are computed on the basis of specific identification of the adjusted cost of each security.

Securities are periodically reviewed for other-than-temporary impairment. For debt securities, management considers whether the present value of future cash flows expected to be collected are less than the security's amortized cost basis (the difference defined as the credit loss), the magnitude and duration of the decline, the reasons underlying the decline and our intent to sell the security or whether it is more likely than not that we would be required to sell the security before its anticipated recovery in market value, to determine whether the loss in value is other than temporary. If a decline in value is determined to be other than temporary, if we do not intend to sell the security, and it is more-likely-than-not that we will not be required to sell the security before recovery of the security's amortized cost basis, the charge to earnings is limited to the amount of credit loss. Any remaining difference between fair value and amortized cost (the difference defined as the non-credit portion) is recognized in other comprehensive income, net of applicable taxes. A decline in value that is considered to be other-than-temporary is recorded as a loss within noninterest income in the consolidated statement of income.

The Bank is a member of the Federal Home Loan Bank ("FHLB") of Pittsburgh, and as such, is required to maintain a minimum investment in stock of the FHLB that varies with the level of advances outstanding with the FHLB. As of December 31, 2022 and 2021, the Bank holds $10.0 million and $1.8 million of stock, respectively, which is included in accrued interest receivable and other assets. The stock is bought from and sold to the FHLB based upon its $100 per share par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated by management for impairment. The stock's value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (i) a significant decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted; (ii) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance; (iii) the impact of legislative and regulatory changes on the customer base of the FHLB; and (iv) the liquidity position of the FHLB. Management evaluated the stock and concluded that the stock was not impaired for the periods presented herein.

Management considered that the FHLB's regulatory capital ratios have improved in the most recent quarters, no issues of liquidity are evident, new shares of FHLB stock continue to trade at the $100 per share par value and the FHLB has repurchased shares of excess capital stock from its members during 2022 and 2021.

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal reduced by an allowance for loan losses. Loans are considered non-accrual when scheduled principal or interest payments are 90 days past due. Interest income on loans is recognized on an accrual basis. The allowance for loan losses is maintained at a level deemed adequate to absorb probable losses inherent in the loan portfolio. We consistently apply a quarterly loan review process to continually evaluate loans for changes in credit risk. This process serves as the primary means by which we evaluate the adequacy of the allowance for loan losses, and is based upon periodic review of the collectability of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are impaired. The general component covers all loans that are not impaired, and is based upon historical loss experience adjusted for qualitative factors.

We allocate the allowance based on the factors described below, which conform to our loan classification policy. In reviewing risk within the loan portfolio, management has determined there to be several different risk categories within the loan portfolio. The allowance for loan losses consists of amounts applicable to: (i) residential real estate loans; (ii) commercial and commercial real estate secured loans; (iii) home equity loans; and (iv) consumer and other loans. Factors considered in this process include general loan terms, collateral and availability of historical data to support the analysis. Historical loss percentages for each loan category are calculated and used as the basis for calculating allowance allocations. Certain qualitative factors are evaluated to determine additional inherent risks in the loan portfolio, which are not necessarily reflected in the historical loss percentages. These factors are then added to the historical allocation percentages to get the adjusted factor to be applied to non-classified loans on a weighted basis, by risk grade. The following qualitative factors are analyzed:

- Lending policies and procedures
- Nature and volume of the portfolio
- Experience and ability of lending management and staff
- Volume and severity of problem credits
- Quality of the loan review system
- Conclusions of loan reviews, audits and exams
- National, state, regional and local economic trends and business conditions
- General economic conditions
- Unemployment rates
- Inflation / Consumer Price Index
- Value of underlying collateral
- Existence and effect of any credit concentrations

- Consumer sentiment
- Other external factors

We analyze our loan portfolio each quarter to determine the appropriateness of our allowance for loan losses.

A loan that has deteriorated and requires additional collection efforts by the Bank could warrant non-accrual status. A thorough review is presented to the Chief Credit Officer and/or the Special Assets Review Committee ("SARC"), as required with respect to any loan which is in a collection process and to make a determination as to whether the loan should be placed on non-accrual status. The placement of loans on non-accrual status is subject to applicable regulatory restrictions and guidelines. Generally, loans should be placed in non-accrual status when the loan reaches 90 days past due, when it becomes likely the borrower cannot or will not make scheduled principal or interest payments, when full repayment of principal and interest is not expected, or when the loan displays potential loss characteristics. Normally, all accrued interest is charged off when a loan is placed in non-accrual status, unless Management believes it is likely the accrued interest will be collected. Any payments subsequently received are applied to principal. To remove a loan from non-accrual status, all principal and interest due must be paid up to date and the Bank is reasonably sure of future satisfactory payment performance. Usually, this requires a six-month recent history of payments due. Removal of a loan from non-accrual status will require the approval of the Chief Credit Officer and/or SARC.

Loans are considered to be impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. We also separately evaluate individual consumer loans for impairment. Loans are identified individually by monitoring the delinquency status of the Bank's portfolio. Once identified, the Bank's ongoing communications with the borrower allow evaluation of the significance of the payment delays and the circumstances surrounding the loan and the borrower.

Once the determination has been made that a loan is impaired, the amount of the impairment is measured using one of three valuation methods: (i) the present value of expected future cash flows discounted at the loan's effective interest rate; (ii) the loan's observable market price; or (iii) the fair value of the collateral less selling costs. The method is selected on a loan-by-loan basis, with management primarily utilizing the fair value of collateral method. The evaluation of the need and amount of a specific allocation of the allowance and whether a loan can be removed from impairment status is made on a quarterly basis.

We defer loan origination and commitment fees and direct loan origination costs and the net amount is amortized as an adjustment of the related loan's yield.

Troubled Debt Restructurings

A restructuring of debt constitutes a troubled debt restructuring ("TDR") if the creditor for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that it would not otherwise consider. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. The determination of whether a concession has been granted includes an evaluation of the debtor's ability to access funds at a market rate for debt with similar risk characteristics and among other things, the significance of the modification relative to unpaid principal or collateral value of the debt and/or the significance of a delay in the timing of payments relative to the frequency of payments, original maturity date or the expected duration of the loan. The most common concessions granted generally include one or more modifications to the terms of the debt such as a reduction in the interest rate for the remaining life of the debt, an extension of the maturity date at an interest rate lower than the current market rate for new debt with similar risk, or reduction of the unpaid principal or interest. All TDRs are considered impaired loans.

Premises and Equipment

Premises and equipment are carried at cost, less accumulated depreciation, while land is carried at cost. Depreciation expense is computed by the straight-line-method based on the estimated useful lives of assets, which range from seven to 40 years for buildings, three to 10 years for furniture, fixtures and equipment, three years for software and lesser of useful life or lease term for leasehold improvements.

Software Development

Software that we develop for internal use may be capitalized when costs are incurred after the preliminary project stage has ended and the application development stage begins. The application development stage includes designing, coding, installing and testing the software. Once the software has been implemented, costs for training and maintenance are expensed as incurred. Capitalized internal use software development costs are included in premises and equipment in the accompanying consolidated balance sheets.

Bank-Owned Life Insurance

Bank-owned life insurance represents life insurance on the lives of certain of our employees who have provided positive consent allowing us to be the beneficiary of such policies. These policies are recorded at their cash surrender value or the amount that can be realized upon surrender of the policy. Income from these policies is not subject to income taxes and is recorded as noninterest income.

Equity Method Investments

Investments in companies in which we have significant influence over the operating and financing decisions are accounted for using the equity method of accounting. Determining if we have significant influence requires judgement based on the facts and circumstances of each investment including level of ownership, legal structure and other qualitative factors which impact our ability to influence the investee's operations, and we review the facts and circumstances each reporting period to determine if we still have significant influence. Equity method investments are recorded initially at cost including costs to acquire the investment. These investments are included in the equity method investments line item on the consolidated balance sheets. We recognize our proportionate share of the investee's profits and losses in the equity method investments income line item. At the time of investment, we may make a one-time election to record our proportionate share of earnings of the investee on a lag of no more than three months. This election may be made on an investment by investment basis. We review equity method investments for impairment if there are events or changes in circumstances which indicate the carrying amount of the investment might not be recoverable.

Intangible Assets and Goodwill

Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment, at the related reporting unit level. The goodwill impairment test involves comparing the fair value of the reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired; however, if the carrying value of the reporting unit exceeds its fair value, an impairment charge must be recorded. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit. An impairment loss establishes a new basis in the goodwill and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance.

For intangible assets subject to amortization, the recoverability test is performed when a triggering event occurs and an impairment loss is recognized if the carrying value of the intangible asset exceeds fair value and is not recoverable. The carrying value of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. Intangible assets deemed to have indefinite useful lives are not subject to amortization. An impairment loss is recognized if the carrying value of the intangible asset with an indefinite life exceeds its fair value.

Derivative Instruments

Interest Rate Swaps

We entered into interest rate swap agreements to facilitate the risk management strategies of a small number of commercial banking clients. We mitigate this risk by entering into equal and offsetting interest rate swap agreements with highly rated third-party financial institutions. The interest rate swap agreements are free-standing derivatives and are recorded at fair value on our consolidated balance sheet. Fair value changes are recorded in noninterest income in our consolidated net income statement. At December 31, 2022 and 2021, the fair value of interest rate swap agreements was $8.4 million and $6.7 million, respectively.

Fair Value Hedge

We entered into an interest rate swap designated as a fair value hedge to mitigate the effect of changing interest rates on the fair values of certain designated fixed-rate loans and available for sale securities. This involves the receipt of variable amounts from a counterparty in exchange for us making fixed payments over the life of the agreements without the exchange of the underlying notional amount. The gain or loss on the derivative as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in earnings. We entered into a pay-fixed/receive-variable interest rate swap in January 2019 with a notional amount of $10.9 million and $26.4 million at December 31, 2022 and 2021, respectively, which was designated as a fair value hedge associated with our fixed-rate loan program and certain available for sale securities. At December 31, 2022 and 2021, the fair value of interest rate swap hedge was $0.6 million and $0.7 million, respectively.

Embedded Derivatives

We enter into various contracts through the normal course of business and occasionally a contract may include terms and conditions that create an embedded derivative. An embedded derivative may occur even though the purpose of the contract is not intended to be a derivative contract. Components of a contract should be assessed to determine if they meet the definition of a derivative. If it does, we must then assess whether the embedded derivative is clearly and closely related to its host instrument. If the derivative is not clearly and closely related to the host contract, the embedded derivative must be separated from the host instrument and accounted for as a separate derivative.

Servicing Assets

Servicing assets are recorded when the Bank sells loans and retains the servicing on those loans. On a monthly basis, we track the amount of loans that are sold with servicing retained. We determine the servicing rights value, which is then recorded as an asset and amortized over the period of estimated net servicing revenues. The servicing assets are evaluated for impairment quarterly. Servicing loans for others generally consists of collecting payments from borrowers, maintaining escrow accounts, remitting payments to third party investors and, when necessary, foreclosure processing. Serviced loans are not included in the consolidated balance sheets. At December 31, 2022 and 2021, the value of servicing assets was $1.6 million and $2.8 million, respectively, and is included in accrued interest and other assets in the consolidated balance sheets.

We have the ability to sell the guaranteed portion of loans originated through the SBA's 7(a) program. All SBA loan sales are executed on a servicing retained basis. We are required to retain a minimum of 10% of the principal balance in accordance with SBA regulations. Any gain on sale recognized as income is the sum of the premium on the guaranteed portion of the loan and the fair value of the servicing assets recognized, less the discount recorded on the unguaranteed portion of the loan that is retained. The remaining unguaranteed portion of the loan is presented net of the discount, which is recognized as interest income over the underlying loan's remaining term, using the effective interest method.

Foreclosed Assets Held for Resale

Foreclosed assets held for resale acquired in satisfaction of mortgage obligations and in foreclosure proceedings are recorded at fair value less estimated selling costs at the time of foreclosure, establishing a new cost basis, with any valuation adjustments charged to the allowance for loan losses. In subsequent periods, foreclosed assets are recorded at the lower of cost or fair value less any costs to sell. Costs relating to improvement of the property are capitalized, while holding costs of the property are charged to other loan origination and maintenance expense in the period incurred. Subsequent declines in fair value and gains or losses on sale are recorded in other noninterest expense. At December 31, 2022 and 2021, we held other real estate of $1.2 million and $2.3 million, respectively.

Fair Value Measurements

Accounting standards require that we adopt fair value measurement for financial assets and financial liabilities. This enhanced guidance for using fair value to measure assets and liabilities applies whenever other standards require or permit assets or liabilities to be measured at fair value. This guidance does not expand the use of fair value in any new circumstances.

The following summarizes the methods and significant assumptions we use in estimating our fair value disclosures for financial instruments.

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available, but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Transfers of assets and liabilities between levels within the fair value hierarchy are recognized when an event or change in circumstances occurs.

Revenue Recognition

We record revenue from contracts with customers in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Under ASC 606, we must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) we satisfy a performance obligation. Significant revenue has not been recognized in the current reporting period that results from performance obligations satisfied in previous periods.

Our primary sources of revenue are derived from interest and fees earned on loans, investment securities and other financial instruments that are not within the scope of ASC 606. We have evaluated the nature of our contracts with customers and determined that our revenue from contracts with customers is appropriately disaggregated in our consolidated statement of income is not currently necessary. We generally fully satisfy our performance obligations on our contracts with customers as services are rendered and the transaction prices are typically fixed within each contract, charged either on a periodic basis or based on activity. Because performance obligations are satisfied as services are rendered and the transaction prices are fixed, there is little judgment involved in applying ASC 606 that significantly affects the determination of the amount and timing of revenue from contracts with customers.

Payment Card and Service Charge Income

Payment card and service charge income are comprised of service charges on accounts and interchange and debit card transaction fees. Service charges on accounts consist of account analysis fees, monthly service fees, check orders and other account related fees. Our performance obligation for account analysis fees and monthly service fees is generally satisfied and the related revenue recognized, over the period in which the service is provided. Check orders and other account related fees are largely transactional based and therefore, our performance obligation is satisfied and related revenue recognized, at a point in time. Payment for service charges on accounts is primarily received immediately or in the following month through a direct charge to customers' accounts.

Interchange and debit card transaction fees are primarily comprised of interchange fees earned whenever the Bank's debit and credit cards are processed through card payment networks, such as Visa. The Bank's performance obligation for debit card and interchange income is generally satisfied, and the related revenue recognized, on a transactional basis. Payment is typically received immediately or in the following month. We also enter into interchange arrangements with minimum commitment fees. Minimum commitment fees are recognized ratably, until such time that minimum commitment fees are exceeded or expected to be exceeded.

Compliance and Consulting Income

Compliance and consulting income is comprised revenue generated by Chartwell, Paladin Fraud and Trabian. Chartwell provides integrated regulatory compliance, state licensing, financial crimes prevention and enterprise risk management services that include consulting, outsourcing, testing and training solutions. Paladin Fraud provides an extensive and customizable suite of fraud prevention services for merchants, credit agencies, Fintech companies and other vendors to help clients and partners defend against threats. Trabian provides consulting for the development of online and mobile banking platforms and digital products for Fintech companies. Chartwell, Paladin Fraud and Trabian account for a contract after it has been approved by all parties to the arrangement, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The services promised are then evaluated in each contract at inception to determine whether the contract should be accounted for as having one or more performance obligations. Chartwell, Paladin Fraud and Trabian's services included in our contracts are distinct from one another. The transaction price for each contract is determined based upon the consideration expected to be received for the distinct services being provided under the contract. Revenue is recognized as performance obligations are satisfied and the customer obtains control of the goods or services provided. In determining when performance obligations are satisfied, factors considered include contract terms, payment terms and whether there is an alternative future use of the product or service. Consulting engagements may vary in length and scope, but will generally include the review and/or preparation of regulatory filings, business plans, financial models and other risk management services to customers within financial industries. Revenue from consulting services is recognized on a pro rata basis based upon actual labor hours completed as compared to budgeted labor hours for the deliverable.

Other Operating Income

Other operating income is primarily comprised of ATM fees, wire transfer fees, travelers check fees, revenue streams such as safe deposit box rental fees and other miscellaneous service charges. ATM fees, wire transfer fees and travelers check fees are primarily generated when a Bank's cardholder uses a non-Bank ATM or a non-Bank cardholder uses a Bank ATM. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Bank determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation. Other service charges include revenue from processing wire transfers, bill pay service, cashier's checks and other services. The Bank's performance obligations for fees and other service charges are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month. The Bank's performance obligation for the gains and losses on sales of other real estate owned is satisfied, and the related revenue recognized, after each sale of other real estate owned is closed.

Stock-Based Compensation

Compensation cost is recognized for stock options and restricted stock units ("RSUs") issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities and minimum pension liability, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

Income Taxes

The amount reflected as income taxes represents federal and state income taxes on financial statement income. Certain items of income and expense, primarily the provision for possible loan losses, allowance for losses on foreclosed assets held for resale, depreciation and accretion of discounts on investment securities are reported in different accounting periods for income tax purposes. We and the Bank file a consolidated federal income tax return. Deferred tax assets and liabilities are computed based on the difference between the financial statement basis and income tax bases of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the net deferred tax asset or liability from period to period. Deferred tax assets and liabilities are the result of timing differences in recognition of revenue and expense for income tax and financial statement purposes. No deferred income tax valuation allowance is provided since it is more likely than not that realization of the deferred income tax asset will occur in future years.

We prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more likely than not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more likely than not recognition threshold should be reversed in the first subsequent financial reporting period in which that threshold is no longer met. There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. With limited exception, our federal and state income tax returns for taxable years through 2018 have been closed for purposes of examination by the federal and state taxing jurisdictions.

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities that generates revenue and incurs expense, and the operating results of which are reviewed by the chief operating decision maker in the determination of resource allocation and performance. While our chief decision makers monitor the revenue streams of our various products and services, operations are managed and financial performance is evaluated on a company-wide basis. We have identified five reportable segments: CoRe banking; mortgage banking; professional services; Edge Ventures and the financial holding company.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (i) the assets have been isolated from us, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (iii) we do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Recent Accounting Pronouncements and Developments

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments to the initial guidance in November 2018, ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, in April 2019, ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, in May 2019, ASU 2019-05, Financial Instruments – Credit Losses, Topic 326 and in November 2019, ASU 2019-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates and ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, all of which clarifies codification and corrects unintended application of the guidance. The new guidance replaces the incurred loss impairment methodology in current U.S. GAAP with an expected credit loss methodology and requires consideration of a broader range of information to determine credit loss estimates. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. Purchased credit impaired ("PCI") loans will receive an allowance account at the acquisition date that represents a component of the purchase price allocation. Credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses, with such allowance limited to the amount by which fair value is below amortized cost. The guidance was initially effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. On November 15, 2019, the FASB issued ASU 2019-10, Financial Investments – Credit Issues (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which finalizes a delay in the effective date of the standard for smaller reporting companies ("SRCs"). Effective as of the first quarter of 2022, we no longer qualified as an SRC. However, because we met the criteria to be an SRC as of the issuance date of this guidance, we are eligible for the delay in effective date and plan to adopt this standard for fiscal years ending after December 15, 2022. We currently expect to recognize a one-time cumulative effect adjustment to the ALL as of January 1, 2023. We have formed a cross-functional implementation team. This cross-functional team has completed testing the model and is finalizing the implementation plan, which will include assessment and documentation of processes, internal controls and data sources; model testing and documentation; and system configuration, among other things. We have completed the process of implementing a third-party vendor solution to assist us in the application of this standard. The adoption of this standard will result in an increase in the ALL as a result of changing from an "incurred loss" model, which encompasses allowances for current known and inherent losses within the portfolio, to an "expected loss" model, which encompasses allowances for losses expected to be incurred over the life of the portfolio. Upon adoption of ASU 2016-13, we currently expect to record a charge to retained earnings of $6.5 million to $7.0 million.

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. The amendments provide optional expedients and exceptions for certain contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of rate reform. In December 2022, the FASB issued ASC 2022-06, *Deferral of the Sunset date of Topic 848,* which extends the sunset date of Topic 848 from December 31, 2022, to December 31, 2024. The guidance permits entities to not apply modification accounting or remeasure lease payments in lease contracts if the changes to the contract are related to the discontinuation of the reference rate. If certain criteria are met, the amendments also allow exceptions to the de-designation criteria of the hedging relationship and the assessment of hedge effectiveness during the transition period. In January 2021, ASU 2021-01 was issued by the FASB and clarifies that certain exceptions in reference rate reform apply to derivatives that are affected by the discounting transition. We will continue to assess the impact as the reference rate transition occurs over the next year. As of December 31, 2022, we had loans totaling $317.1 million that reference LIBOR which will be transitioned to the secured overnight financing rate ("SOFR") effective June 30, 2023.

In March 2022, the FASB issued ASU 2022-02, *Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*. The amendments eliminate the accounting guidance for troubled debt restructurings ("TDRs") in subtopic 310-40, *Receivables - Troubled Debt Restructurings by Creditors*, while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. Rather than applying the recognition and measurement guidance for TDRs, an entity must apply the loan refinancing and restructuring guidance in paragraphs 310-20-35-9 through 35-11 of the codification to determine whether a modification results in a new loan or a continuation of an existing loan. The amendments also include provisions for disclosure of current-period gross writeoffs by year of origination for financing receivables and net investment in leases within the scope of subtopic 326-20, *Financial Instruments - Credit Losses - Measured at Amortized Cost*. Gross writeoff information must be included in the vintage disclosures required for public business entities which requires that an entity disclose the amortized cost basis of financing receivables by credit-quality indicator and class of financing receivables by year of origination. This amendment is effective concurrently with the amendments in ASU 2016-13 which is currently effective for fiscal years beginning after December 15, 2022. These amendments primarily impact disclosure requirements and we do not believe they will have a material impact on our consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*. The amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security, and therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot recognize and measure a contractual sale restriction as a separate unit of account and require additional disclosures related to equity securities with contractual sale restrictions. The amendment is effective for fiscal years beginning after December 15, 2023. We do not currently expect these amendments to have a material impact our consolidated financial statements.

Note 2 – Investment Securities

Amortized cost and fair values of investment securities available-for-sale at December 31, 2022 are summarized as follows:

(Dollars in thousands)	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
United States government agency securities	$ 51,436	$ 15	$ (6,637)	$ 44,814
United States sponsored mortgage-backed securities	68,267	—	(11,696)	56,571
United States treasury securities	130,689	48	(9,828)	120,909
Municipal securities	157,842	2,412	(21,618)	138,636
Corporate debt securities	10,570	10	(20)	10,560
Other debt securities	7,500	—	—	7,500
Total debt securities	426,304	2,485	(49,799)	378,990
Other securities	824	—	—	824
Total investment securities available-for-sale	$ 427,128	$ 2,485	$ (49,799)	$ 379,814

Amortized cost and fair values of investment securities available-for-sale at December 31, 2021 are summarized as follows:

(Dollars in thousands)	Amortized Cost		Unrealized Gain		Unrealized Loss		Fair Value	
United States government agency securities	$	41,105	$	228	$	(896)	$	40,437
United States sponsored mortgage-backed securities		77,519		222		(1,633)		76,108
United States treasury securities		112,133		—		(1,744)		110,389
Municipal securities		171,044		4,334		(366)		175,012
Corporate debt securities		11,093		49		—		11,142
Other debt securities		7,500		—		—		7,500
Total debt securities		420,394		4,833		(4,639)		420,588
Other securities		878		—		—		878
Total investment securities available-for-sale	$	421,272	$	4,833	$	(4,639)	$	421,466

The following table summarizes amortized cost and fair values of debt securities by maturity:

	December 31, 2022			
	Available for sale			
(Dollars in thousands)	Amortized Cost		Fair Value	
Within one year	$	5,034	$	5,033
After one year, but within five years		140,570		130,614
After five years, but within ten years		41,366		37,368
After ten years		239,334		205,975
Total	$	426,304	$	378,990

The table above reflects contractual maturities. Actual results will differ as the loans underlying the mortgage-backed securities may repay sooner than scheduled.

Investment securities with a carrying value of $91.3 million and $244.6 million at December 31, 2022 and 2021, respectively, were pledged to secure public funds, repurchase agreements and potential borrowings at the Federal Reserve discount window.

Our investment portfolio includes securities that are in an unrealized loss position as of December 31, 2022, the details of which are included in the following table. Although these securities, if sold at December 31, 2022 would result in a pretax loss of $49.8 million, we have no intent to sell the applicable securities at such fair values, and maintain that we have the ability to hold these securities until all principal has been recovered. It is more likely than not that we will not, for liquidity purposes, sell any securities at a loss. Declines in the fair values of these securities can be traced to general market conditions, which reflect the prospect for the economy as a whole. When determining other-than-temporary impairment on securities, we consider such factors as adverse conditions specifically related to a certain security or to specific conditions in an industry or geographic area, the time frame securities have been in an unrealized loss position, our ability to hold the security for a period of time sufficient to allow for anticipated recovery in value, whether or not the security has been downgraded by a rating agency and whether or not the financial condition of the security issuer has severely deteriorated. As of December 31, 2022, we consider all securities with unrealized loss positions to be temporarily impaired. As a result, we do not believe we will sustain any material realized losses as a result of the current temporary decline in fair value.

The following table discloses the length of time that investments have remained in an unrealized loss position at December 31, 2022:

(Dollars in thousands)	Less than 12 months				12 months or more			
Description and number of positions	Fair Value		Unrealized Loss		Fair Value		Unrealized Loss	
United States government agency securities (32)	$	21,287	$	(1,937)	$	19,423	$	(4,700)
United States sponsored mortgage-backed securities (51)		6,953		(852)		49,618		(10,844)
United States treasury securities (29)		11,936		(130)		102,092		(9,698)
Municipal securities (173)		65,930		(7,507)		41,184		(14,111)
Corporate debt securities (3)		2,380		(20)		—		—
	$	108,486	$	(10,446)	$	212,317	$	(39,353)

The following table discloses the length of time that investments have remained in an unrealized loss position at December 31, 2021:

(Dollars in thousands)	Less than 12 months		12 months or more	
Description and number of positions	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
United States government agency securities (21)	$ 5,101	$ (77)	$ 21,770	$ (819)
United States sponsored mortgage-backed securities (30)	55,354	(1,346)	7,845	(287)
United States treasury securities (24)	110,389	(1,744)	—	—
Municipal securities (53)	32,221	(270)	7,001	(96)
Corporate debt securities (9)	—	—	—	—
	$ 203,065	$ (3,437)	$ 36,616	$ (1,202)

The following table summarizes the investment sales and related gains and losses in 2022, 2021 and 2020:

(Dollars in thousands)	2022	2021	2020
Proceeds from sales of available-for-sale securities	$ 60,635	$ 146,011	$ 54,023
Gains, gross	717	3,944	948
Losses, gross	(67)	(69)	(34)
Proceeds from sales of equity securities	$ 1,356	$ 543	$ 4,622
Gains, gross	158	5	3,501
Losses, gross	(214)	—	—
Unrealized holding gains (losses) on equity securities	$ (1,543)	$ 3,776	$ 374

Note 3 – Loans and Allowance for Loan Losses

The components of loans in the Consolidated Balance Sheet at December 31, were as follows:

(Dollars in thousands)	2022	2021
Commercial:		
Business	$ 851,072	$ 818,986
Real estate	632,839	561,718
Acquisition, development and construction	126,999	99,823
Total commercial	$ 1,610,910	$ 1,480,527
Residential real estate	606,970	306,140
Home equity lines of credit	18,734	22,186
Consumer	131,566	43,919
Total loans, excluding PCI	2,368,180	1,852,772
Purchased credit impaired loans:		
Commercial:		
Business	—	2,629
Real estate	—	11,018
Acquisition, development and construction	—	257
Total commercial	—	13,904
Residential real estate	2,482	4,358
Consumer	—	413
Total purchased credit impaired loans	$ 2,482	$ 18,675
Total loans	2,370,662	1,871,447
Deferred loan origination costs and (fees), net	1,983	(1,609)
Loans receivable	$ 2,372,645	$ 1,869,838

Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of loans serviced for others requiring recognition of a servicing asset were $164.1 million and $347.5 million at December 31, 2022 and 2021, respectively.

The following table summarizes the primary segments of the loan portfolio as of December 31, 2022 and 2021:

(Dollars in thousands)	Commercial				Residential	Home Equity Lines of Credit	Consumer	Total
	Business	Real Estate	Acquisition, development and construction	Total Commercial				
December 31, 2022								
Individually evaluated for impairment	$ 10,451	$ 1,365	$ —	$ 11,816	$ 2,603	$ 90	$ 1,351	$ 15,860
Collectively evaluated for impairment	840,621	631,474	126,999	1,599,094	606,849	18,644	130,215	2,354,802
Total loans	$ 851,072	$ 632,839	$ 126,999	$ 1,610,910	$ 609,452	$ 18,734	$ 131,566	$ 2,370,662
December 31, 2021								
Individually evaluated for impairment	$ 12,954	$ 2,206	$ 1,392	$ 16,552	$ 8,765	$ 217	$ 432	$ 25,966
Collectively evaluated for impairment	808,661	570,530	98,688	1,477,879	301,733	21,969	43,900	1,845,481
Total loans	$ 821,615	$ 572,736	$ 100,080	$ 1,494,431	$ 310,498	$ 22,186	$ 44,332	$ 1,871,447

We currently manage our loan portfolios and the respective exposure to credit losses (credit risk) by the following specific portfolio segments which are levels at which we develop and document our systematic methodology to determine the allowance for credit losses attributable to each respective portfolio segment. These segments are as follows:

Commercial business loans – Commercial loans are made to provide funds for equipment and general corporate needs, as well as to finance owner occupied real estate, and to finance future cash flows of Federal Government lease contracts. Repayment of these loans primarily uses the funds obtained from the operation of the borrower's business. Commercial loans also include lines of credit that are utilized to finance a borrower's short-term credit needs and/or to finance a percentage of eligible receivables and inventory. This segment includes both company originated and purchased participation loans. Credit risk arises from the successful operation of the business which may be affected by competition, rising interest rates, regulatory changes and adverse conditions in the local and regional economy.

Commercial real estate loans – Commercial real estate loans consist of non-owner occupied properties, such as investment properties for retail, office and multifamily with a history of occupancy and cash flow. This segment includes both company originated and purchased participation loans. These loans carry the risk of adverse changes in the local economy and a tenant's deteriorating credit strength, lease expirations in soft markets and sustained vacancies which can adversely impact cash flow.

Commercial acquisition, development and construction loans – Commercial acquisition, development and construction loans are intended to finance the construction of commercial and residential properties, including the construction of single-family dwellings, and also includes loans for the acquisition and development of land. Construction loans represent a higher degree of risk than permanent real estate loans and may be affected by a variety of factors such as the borrower's ability to control costs and adhere to time schedules and the risk that constructed units may not be absorbed by the market within the anticipated time frame or at the anticipated price. The loan commitment on these loans often includes an interest reserve that allows the lender to periodically advance loan funds to pay interest charges on the outstanding balance of the loan.

Commercial Small Business Administration loans – Loans originated through the various SBA programs have become an area of lending focus for the Bank. As of December 31, 2022, these loans have not yet been designated as a unique portfolio segment due to the relative insignificance from a loan volume perspective. These loans are currently included within the loan types noted above, based on the purpose of each loan originated. When appropriate, the portfolio segments will be adjusted to segregate the SBA loan portfolio segment from the other commercial loan portfolio segments.

Commercial SBA Paycheck Protection Program loans –This segment includes the loan originated through the recently created SBA PPP loans. Credit risk is heightened as this SBA program mandates that these loans require no collateral and no guarantors of the loans. However, the loans are backed by a full guaranty of the SBA, so long as the loans were originated in accordance with the program guidelines. Additionally, these loans are eligible for full forgiveness by the SBA so long as the borrowers comply with the program guidelines as it pertains to their eligibility to borrow these funds, as well as their use of the funds.

Residential mortgage loans – This residential real estate subsegment contains permanent and construction mortgage loans principally to consumers secured by residential real estate. Residential real estate loans are evaluated for the adequacy of repayment sources at the time of approval, based upon measures including credit scores, debt-to-income ratios and collateral values. Credit risk arises from the borrower's, and where applicable the builder's, continuing financial stability, which can be adversely impacted by job loss, divorce, illness or personal bankruptcy, among other factors. Also impacting credit risk would be a shortfall in the value of the residential real estate in relation to the outstanding loan balance in the event of a default or subsequent liquidation of the real estate collateral.

Home equity lines of credit – This segment includes subsegment for senior lien and subordinate lien lines of credit. Credit risk is similar to residential real estate loans described above as it is subject to the borrower's continuing financial stability and the value of the collateral securing the loan.

Consumer loans – This segment of loans includes primarily installment loans and personal lines of credit. Consumer loans include installment loans used by clients to purchase automobiles, boats and recreational vehicles. Credit risk is similar to residential real estate loans described above as it is subject to the borrower's continuing financial stability and the value of the collateral securing the loan. This segment primarily includes loans purchased from a third-party originator that originates loans in order to finance the purchase of personal automotive vehicles for sub-prime borrowers. Credit risk is unique in comparison to the remainder of the Consumer segment as these loans are being provided to consumers that cannot typically obtain financing through traditional lenders. As such, these loans are subject to a higher risk of default than the typical Consumer loan.

The following table presents impaired loans by class segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2022 and 2021:

(Dollars in thousands)	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans	
	Recorded Investment	Related Allowance	Recorded Investment	Recorded Investment	Unpaid Principal Balance
December 31, 2022					
Commercial:					
Business	$ 3,436	$ 1,253	$ 7,015	$ 10,451	$ 15,324
Real estate	1,240	222	125	1,365	1,470
Acquisition, development and construction	—	—	—	—	1,415
Total commercial	4,676	1,475	7,140	11,816	18,209
Residential	—	—	2,603	2,603	2,671
Home equity lines of credit	—	—	90	90	94
Consumer	1,347	268	4	1,351	1,351
Total impaired loans	$ 6,023	$ 1,743	$ 9,837	$ 15,860	$ 22,325
December 31, 2021					
Commercial:					
Business	$ 2,401	$ 232	$ 8,796	$ 11,197	$ 13,010
Real estate	668	243	543	1,211	1,329
Acquisition, development and construction	—	—	1,392	1,392	2,807
Total commercial	3,069	475	10,731	13,800	17,146
Residential	—	—	8,179	8,179	8,219
Home equity lines of credit	—	—	217	217	221
Consumer	—	—	259	259	259
Total impaired loans	$ 3,069	$ 475	$ 19,386	$ 22,455	$ 25,845

The following table presents the average recorded investment in impaired loans and related interest income recognized for the years ended:

(Dollars in thousands)	December 31, 2022			December 31, 2021			December 31, 2020		
	Average Investment in Impaired Loans	Interest Income Recognized on Accrual Basis	Interest Income Recognized on Cash Basis	Average Investment in Impaired Loans	Interest Income Recognized on Accrual Basis	Interest Income Recognized on Cash Basis	Average Investment in Impaired Loans	Interest Income Recognized on Accrual Basis	Interest Income Recognized on Cash Basis
Commercial:									
Business	$ 12,781	$ 8	$ 6	$ 7,701	$ —	$ —	$ 6,066	$ —	$ —
Real estate	1,479	57	59	2,051	60	43	3,057	97	104
Acquisition, development and construction	273	—	—	344	—	—	1,207	67	73
Total commercial	14,533	65	65	10,096	60	43	10,330	164	177
Residential	6,952	15	15	5,992	15	14	2,541	19	19
Home equity lines of credit	149	—	—	81	—	—	87	—	—
Consumer	915	—	—	41	—	—	7	—	—
Total	$ 22,549	$ 80	$ 80	$ 16,210	$ 75	$ 57	$ 12,965	$ 183	$ 196

As of December 31, 2022, there are ten loans collateralized by residential real estate property in the process of foreclosure. The total recorded investment in these loans was $2.1 million as of December 31, 2022. These loans are included in the table above and have no specific allowance allocated to them.

As of December 31, 2022, the Bank's other real estate owned balance totaled $1.2 million. The Bank held five foreclosed residential real estate properties representing $0.2 million, or 16.7%, of the total balance of other real estate owned. The Bank held three commercial real estate properties representing $1.0 million or 83.3% of the total balance of other real estate owned.

As of December 31, 2021, there are six loans collateralized by residential real estate property in the process of foreclosure. The total recorded investment in these loans was $0.4 million as of December 31, 2021. These loans are included in the table above and have no specific allowance allocated to them.

As of December 31, 2021, the Bank's other real estate owned balance totaled $2.4 million. The Bank held four foreclosed residential real estate properties, representing $0.2 million, or 7.3%, of the total balance of other real estate owned. The Bank held ten commercial real estate properties representing $2.2 million or 92.7% of the total of other real estate owned.

We use a nine point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first six categories are considered not criticized and are aggregated as "Pass" rated. The criticized rating categories utilized by management generally follow bank regulatory definitions.

Loans categorized as "Pass" rated have adequate sources of repayment, with little identifiable risk of collection and general conformity to the Bank's policy requirements, product guidelines and underwriting standards. Any exceptions that are identified during the underwriting and approval process have been adequately mitigated by other factors.

Loans categorized as "Special Mention" rated have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose the institution to sufficient risk to warrant adverse classification.

Loans categorized as "Substandard" rated are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt and are characterized by the distinct possibility that bank will sustain some loss if the deficiencies are not corrected.

Loans categorized as "Doubtful" rated have all the weakness inherent in those classified substandard with the added characteristic that the weakness make collections or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable. However, these loans are not yet rated as loss because certain events may occur which would salvage the debt.

The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. Any portion of a loan that has been or is expected to be charged off is placed in the Loss category.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Bank has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as past due status, bankruptcy, repossession or death occurs to raise awareness of a possible credit event. The Bank's Chief Credit Officer is responsible for the timely and accurate risk rating of the loans in the portfolio at origination and on an ongoing basis. The Credit Department ensures that a review of all commercial relationships of $1.0 million or greater is performed annually.

Review of the appropriate risk grade is included in both the internal and external loan review process, and on an ongoing basis. The Bank has an experienced Credit Department that continually reviews and assesses loans within the portfolio. The Bank engages an external consultant to conduct independent loan reviews on at least an annual basis. Generally, the external consultant reviews larger commercial relationships or criticized relationships. The Credit Department compiles detailed reviews, including plans for resolution, on loans classified as Substandard on a quarterly basis. Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.

The following table represents the classes of the loan portfolio summarized by the aggregate Pass and the criticized categories of Special Mention, Substandard and Doubtful within the internal risk rating system as of December 31, 2022 and 2021:

(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2022					
Commercial:					
Business	$ 830,319	$ 5,963	$ 12,103	$ 2,687	$ 851,072
Real estate	592,997	18,883	20,600	359	632,839
Acquisition, development and construction	120,788	5,277	934		126,999
Total commercial	1,544,104	30,123	33,637	3,046	1,610,910
Residential	605,513	760	1,556	1,623	609,452
Home equity lines of credit	18,269	375	90	—	18,734
Consumer	131,562	—	4	—	131,566
Total loans	$ 2,299,448	$ 31,258	$ 35,287	$ 4,669	$ 2,370,662
December 31, 2021					
Commercial:					
Business	$ 789,101	$ 12,246	$ 18,143	$ 2,125	$ 821,615
Real estate	526,851	12,598	31,293	1,994	572,736
Acquisition, development and construction	89,893	4,960	4,163	1,064	100,080
Total commercial	1,405,845	29,804	53,599	5,183	1,494,431
Residential	299,291	899	9,815	493	310,498
Home equity lines of credit	21,582	387	191	26	22,186
Consumer	43,519	24	259	530	44,332
Total loans	$ 1,770,237	$ 31,114	$ 63,864	$ 6,232	$ 1,871,447

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due.

A loan that has deteriorated and requires additional collection efforts by the Bank could warrant non-accrual status. A thorough review is presented to the Chief Credit Officer and/or the SARC, as required with respect to any loan which is in a collection process and to make a determination as to whether the loan should be placed on non-accrual status. The placement of loans on non-accrual status is subject to applicable regulatory restrictions and guidelines. Generally, loans should be placed in non-accrual status when the loan reaches 90 days past due, when it becomes likely the borrower cannot or will not make scheduled principal or interest payments, when full repayment of principal and interest is not expected or when the loan displays potential loss characteristics. Normally, all accrued interest is charged off when a loan is placed in non-accrual status, unless we believe it is likely the accrued interest will be collected. Any payments subsequently received are applied to principal. To remove a loan from non-accrual status, all principal and interest due must be paid up to date and the Bank is reasonably sure of future satisfactory payment performance. Usually, this requires the receipt of six consecutive months of regular, on-time payments. Removal of a loan from non-accrual status will require the approval of the Chief Credit Officer and/or SARC.

The following table presents the classes of the loan portfolio summarized by aging categories of performing loans and nonaccrual loans as of December 31, 2022 and 2021:

(Dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Total Loans	Non-Accrual	90+ Days Still Accruing
December 31, 2022								
Commercial:								
Business	$ 850,112	$ —	$ 960	$ —	$ 960	$ 851,072	$ 7,528	$ —
Real estate	632,839	—	—	—	—	632,839	—	—
Acquisition, development and construction	126,999	—	—	—	—	126,999	—	—
Total commercial	1,609,950	—	960	—	960	1,610,910	7,528	—
Residential	606,554	1,820	1,078	—	2,898	609,452	2,196	—
Home equity lines of credit	18,131	603	—	—	603	18,734	90	—
Consumer	120,504	6,848	2,867	1,347	11,062	131,566	1,351	—
Total loans	$ 2,355,139	$ 9,271	$ 4,905	$ 1,347	$ 15,523	$ 2,370,662	$ 11,165	$ —
December 31, 2021								
Commercial:								
Business	$ 816,638	$ 1,718	$ 11	$ 3,248	$ 4,977	$ 821,615	$ 8,261	$ —
Real estate	569,792	396	461	2,087	2,944	572,736	192	—
Acquisition, development and construction	98,781	67	412	820	1,299	100,080	1,392	—
Total commercial	1,485,211	2,181	884	6,155	9,220	1,494,431	9,845	—
Residential	303,940	3,620	285	2,653	6,558	310,498	7,636	—
Home equity lines of credit	21,974	—	119	93	212	22,186	217	—
Consumer	42,231	1,211	461	429	2,101	44,332	259	—
Total loans	$ 1,853,356	$ 7,012	$ 1,749	$ 9,330	$ 18,091	$ 1,871,447	$ 17,957	$ —

The ALL is maintained to absorb losses from the loan portfolio and is based on management's continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience and the amount of non-performing loans.

Interest income on loans would have increased by approximately $0.5 million, $0.4 million and $0.6 million for 2022, 2021 and 2020, respectively, if loans had performed in accordance with their terms.

The Bank's methodology for determining the ALL is based on the requirements of *ASC Section 310* for loans individually evaluated for impairment (discussed above) and *ASC Subtopic 450-20* for loans collectively evaluated for impairment, as well as the Interagency Policy Statements on the Allowance for Loan and Lease Losses and other bank regulatory guidance. The total of the two components represents the Bank's ALL. The Bank analyzes certain impaired loans in homogeneous pools, rather than on an individual basis, when those loans are below specific thresholds based on outstanding principal balance. More specifically, residential mortgage loans, home equity lines of credit and consumer loans, when considered impaired, are evaluated collectively for impairment by applying allocation rates derived from the Bank's historical losses specific to impaired loans and the reserve totaled $0.1 million and $0.1 million and $0.1 million as of December 31, 2022, 2021 and 2020, respectively.

Loans that are collectively evaluated for impairment are analyzed with general allowances being made as appropriate. For general allowances, historical loss trends are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by qualified factors.

The segments described above, which are based on the Federal call code assigned to each loan, provide the starting point for the ALL analysis. Company and Bank management track the historical net charge-off activity at the call code level. A historical charge-off factor is calculated utilizing a defined number of consecutive historical quarters. All pools currently utilize a rolling 12 quarters.

"Pass" rated credits are segregated from "Criticized" credits for the application of qualitative factors. Loans in the criticized pools, which possess certain qualities or characteristics that may lead to collection and loss issues, are closely monitored by management and subject to additional qualitative factors.

Management has identified a number of additional qualitative factors which we use to supplement the historical charge-off factor as these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The additional factors that are evaluated quarterly and updated using information obtained from internal, regulatory and governmental sources are: lending policies and procedures, nature and volume of the portfolio, experience and ability of lending management and staff, volume and severity of problem credits, quality of the loan review system, changes in the value of underlying collateral, effect of concentrations of credit from a loan type, industry and/or geographic standpoint, changes in economic and business conditions, consumer sentiment and other external factors. The combination of historical charge-off and qualitative factors are then weighted for each risk grade. These weightings are determined internally based upon the likelihood of loss as a loan risk grading deteriorates.

To estimate the liability for off-balance sheet credit exposures, Bank management analyzed the portfolios of letters of credit, non-revolving lines of credit and revolving lines of credit and based its calculation on the expectation of future advances of each loan category. Letters of credit were determined to be highly unlikely to advance since they are generally in place only to ensure various forms of performance of the borrowers. In the Bank's history, there have been no letters of credit drawn upon. In addition, many of the letters of credit are cash secured and do not warrant an allocation. Non-revolving lines of credit were determined to be highly likely to advance as these are typically construction lines. Meanwhile, the likelihood of revolving lines of credit advancing varies with each individual borrower. Therefore, the future usage of each line was estimated based on the average line utilization of the revolving line of credit portfolio as a whole.

Once the estimated future advances were calculated, an allocation rate, which was derived from the Bank's historical losses and qualitative environmental factors, was applied in the similar manner as those used for the allowance for loan loss calculation. The resulting estimated loss allocations were totaled to determine the liability for unfunded commitments related to these loans, which Management considers necessary to anticipate potential losses on those commitments that have a reasonable probability of funding. The liability for unfunded commitments was $0.5 million as of December 31, 2022 and 2021.

Bank management reviews the loan portfolio on a quarterly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the ALL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALL.

The following tables summarize the activity of primary segments of the ALL segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment for the years ending December 31, 2022, 2021 and 2020:

(Dollars in thousands)	Business	Real Estate	Commercial — Acquisition, development and construction	Total Commercial	Residential	Home Equity Lines of Credit	Consumer	Total
ALL balance at December 31, 2021	$ 8,027	$ 5,091	$ 982	$ 14,100	$ 1,492	$ 128	$ 2,546	$ 18,266
Charge-offs	(2,858)	—	—	(2,858)	(84)	—	(12,241)	(15,183)
Recoveries	56	127	—	183	—	7	6,370	6,560
Provision (release)	3,546	486	82	4,114	1,472	(4)	8,612	14,194
ALL balance at December 31, 2022	$ 8,771	$ 5,704	$ 1,064	$ 15,539	$ 2,880	$ 131	$ 5,287	$ 23,837
Individually evaluated for impairment	$ 1,253	$ 222	$ —	$ 1,475	$ —	$ —	$ 268	$ 1,743
Collectively evaluated for impairment	$ 7,518	$ 5,482	$ 1,064	$ 14,064	$ 2,880	$ 131	$ 5,019	$ 22,094

(Dollars in thousands)	Business	Real Estate	Commercial — Acquisition, development and construction	Total Commercial	Residential	Home Equity Lines of Credit	Consumer	Total
ALL balance at December 31, 2020	$ 12,193	$ 9,079	$ 2,761	$ 24,033	$ 1,462	$ 298	$ 51	$ 25,844
Charge-offs	(1,284)	(83)	—	(1,367)	(5)	—	(247)	(1,619)
Recoveries	231	—	—	231	—	24	61	316
Provision (release)	(3,113)	(3,905)	(1,779)	(8,797)	35	(194)	2,681	(6,275)
ALL balance at December 31, 2021	$ 8,027	$ 5,091	$ 982	$ 14,100	$ 1,492	$ 128	$ 2,546	$ 18,266
Individually evaluated for impairment	$ 232	$ 243	$ —	$ 475	$ —	$ —	$ —	$ 475
Collectively evaluated for impairment	$ 7,795	$ 4,848	$ 982	$ 13,625	$ 1,492	$ 128	$ 2,546	$ 17,791

(Dollars in thousands)	Business	Real Estate	Commercial — Acquisition, development and construction	Total Commercial	Residential	Home Equity Lines of Credit	Consumer	Total
ALL balance at December 31, 2019	$ 6,197	$ 2,988	$ 913	$ 10,098	$ 1,272	$ 327	$ 78	$ 11,775
Charge-offs	(1,909)	(23)	—	(1,932)	(235)	(23)	—	(2,190)
Recoveries	15	7	—	22	—	9	3	34
Provision (release)	7,890	6,107	1,848	15,845	779	(15)	(30)	16,579
Allowance contributed with mortgage combination transaction	—	—	—	—	(354)	—	—	(354)
ALL balance at December 31, 2020	$ 12,193	$ 9,079	$ 2,761	$ 24,033	$ 1,462	$ 298	$ 51	$ 25,844
Individually evaluated for impairment	$ 1,034	$ 262	$ —	$ 1,296	$ —	$ —	$ —	$ 1,296
Collectively evaluated for impairment	$ 11,159	$ 8,817	$ 2,761	$ 22,737	$ 1,462	$ 298	$ 51	$ 24,548

The allowance for loan losses is based on estimates, and actual losses will vary from current estimates. Management believes that the granularity of the homogeneous pools and the related historical loss ratios and other qualitative factors, as well as the consistency in the application of assumptions, result in an ALL that is representative of the risk found in the components of the portfolio at any given date.

Troubled Debt Restructurings

At December 31, 2022 and 2021, the Bank had specific reserve allocations for TDRs of $0.4 million and $0.5 million, respectively. Loans considered to be troubled debt restructured loans totaled $10.4 million and $12.6 million as of December 31, 2022 and December 31, 2021, respectively. Of these totals, $4.7 million and $4.5 million, respectively, represent accruing troubled debt restructured loans and represent 45% and 21%, respectively, of total impaired loans. Meanwhile, as of December 31, 2022, $5.7 million represents nine loans to seven borrowers that have defaulted under the restructured terms. The largest of these loans is a $1.9 million restructured commercial loan to a company previously dependent on the coal industry, which is now structured as an unsecured loan. Three of these loans to an unrelated borrower, totaling $3.1 million, are restructured equipment loans to a borrower in the coal industry, which was provided extended interest-only terms to allow time for the collateral equipment to be sold. There is a commercial loan totaling $0.5 million secured by government lease payments that previously defaulted and is now making restructured payments. The four remaining unrelated borrowers have a single loan each, totaling $0.2 million. These borrowers have experienced continued financial difficulty and are considered non-performing loans as of December 31, 2022. All of the nine loans were also considered non-performing loans as of December 31, 2021.

During the year ended December 31, 2022, no restructured loans defaulted under their modified terms that were not already classified as non-performing for having previously defaulted under their modified terms.

There were no commitments to advance funds to any TDRs as of December 31, 2022.

There were no new loans identified as TDRs during the year ended December 31, 2022. The following table presents details related to loans identified as TDRs during the year ended December 31, 2021:

	December 31, 2021		
(Dollars in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial:			
Business	2	$ 5,200	$ 4,836
Real estate	—	—	—
Total commercial	2	5,200	4,836
Residential	—	—	—
Total	2	$ 5,200	$ 4,836

[1] The pre-modification and post-modification balances represent the balances outstanding immediately before and after modification of the loan.

PPP Loans and CARES Act Deferrals

We actively participated in the PPP as a lender, evaluating other programs available to assist our clients and providing deferrals consistent with GSE guidelines. As of December 31, 2022, the outstanding balance of PPP loans totaled $7.9 million on loans originated through our internal commercial team and $5.6 million on loans originated through our partnership with a Fintech company. A single loan totaling $2.0 million was labeled Special Mention as of December 31, 2022. The borrower did not complete all of the steps required for forgiveness under the PPP program and converted to principal and interest payments in December 2022. We are currently following the administrative steps needed to submit the loan to the SBA for the execution of their full guarantee.

As of December 31, 2022, all commercial and mortgage loans previously approved for COVID-19 related modifications, such as interest-only payment and payment deferrals, had returned to their previous payment structures. As of December 31, 2021, mortgage loans totaling $10.8 million and no commercial loans were outstanding for COVID related modifications. These modifications were not considered to be TDRs in reliance on guidance issued by banking regulators titled the "Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus."

Note 4 – Premises and Equipment

The following table presents the components of premises and equipment at December 31,:

(Dollars in thousands)		2022		2021
Land	$	3,465	$	3,465
Buildings and improvements		13,393		13,393
Furniture, fixtures and equipment		17,642		16,841
Software		6,019		4,176
Construction in progress		508		531
Leasehold improvements		2,836		2,895
		43,863		41,301
Accumulated depreciation		(20,210)		(16,249)
Premises and equipment, net	$	23,653	$	25,052

Depreciation expense totaled $4.4 million, $3.3 million and $3.0 million for 2022, 2021 and 2020, respectively.

We lease certain premises and equipment under operating and finance leases. At December 31, 2022, we had lease liabilities totaling $15.0 million and right-of-use assets totaling $13.9 million, substantially all of which was related to operating leases. At December 31, 2022, the weighted-average remaining lease term for operating leases was 11.6 years and the weighted-average discount rate used in the measurement of operating lease liabilities was 3.0%.

At December 31, 2021, we had lease liabilities totaling $18.6 million, of which $18.5 million was related to operating leases and $0.1 million was related to finance leases, and right-of-use assets totaling $17.5 million, all of which was related to operating leases. At December 31, 2021, the weighted-average remaining lease term for operating leases was 12.0 years, and the weighted-average discount rate used in the measurement of operating lease liabilities was 2.8%. At December 31, 2021, the weighted-average remaining lease term for finance leases was 1.8 years, and the weighted-average discount rates used in the measurement of finance lease liabilities was 2.0%.

Lease liabilities and right-of-use assets are reflected in other liabilities and other assets, respectively.

The following shows lease costs for the years ended:

(Dollars in thousands)		December 31, 2022		December 31, 2021
Amortization of right-of-use assets, finance leases	$	57	$	59
Interest on lease liabilities, finance leases		—		2
Operating lease cost		1,781		1,966
Short-term lease cost		32		5
Variable lease cost		38		38
Total lease cost	$	1,908	$	2,070

There were no sale and leaseback transactions, leveraged leases or lease transactions with related parties during the year ended December 31, 2022.

For operating leases with initial or remaining terms of one year or more as of December 31, 2022, the following table presents future minimum payments for the twelve month periods ended December 31:

(Dollars in thousands)		Operating Leases
2023	$	1,655
2024		1,579
2025		1,576
2026		1,584
2027		1,625
2028 and thereafter		10,111
Total future minimum lease payments	$	18,130
Less: Amounts representing interest		(3,120)
Present value of net future minimum lease payments	$	15,010

There are no material future minimum payments on finance leases as of December 31, 2022.

Note 5 – Equity Method Investments

In accordance with Rules 3-09 and 4-08(g) of Regulation S-X, we must assess whether our equity method investments are significant. In evaluating the significance of these investments, we performed the income, investment and asset tests described in S-X 1-02(w) for each equity method investment. Rule 3-09 of Regulation S-X requires separate audited financial statements of an equity method investee in an annual report if either the income or investment test exceeds 20%. Rule 4-08(g) of Regulation S-X requires summarized financial information for all equity method investees in an annual report if any of the equity method investees, individually or in the aggregate, result in any of the tests exceeding 10%.

Under the income test, our proportionate share of the revenue from equity method investments in the aggregate exceeded the applicable threshold under Rule 4-08(g) of 10% for the year ended December 31, 2022, accordingly, we are required to provide summarized income statement information for all investees for all periods presented. There were no equity method investments which met any of the applicable thresholds for reporting Rule 3-09 for reporting separate financial statements as of the year ended December 31, 2022.

Our equity method investments are initially recorded at cost, including transaction costs to obtain the equity method investment, and are subsequently adjusted for changes due to our share of the entities' earnings.

ICM

The following table provides summarized income statement information for ICM for the years ended December 31, 2022 and 2021:

	December 31,	
(Dollars in thousands)	2022	2021
Total revenues	$ 67,207	$ 153,549
Net income	343	41,381
Gain on sale of loans	44,921	150,896
Volume of loans sold	2,325,709	5,326,757

Our ownership percentage of 40% of ICM allows us to have significant influence over the operations and decision making at ICM. Accordingly, the investment is accounted for as an equity method investment. Our share of net income from our investment in ICM was not material and $16.4 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the locked mortgage pipeline was $0.7 billion and $1.0 billion, respectively.

Warp Speed

In October 2022, we acquired a 37.5% interest in Warp Speed and accounted for our ownership as an equity method investment, initially recorded at cost including costs incurred to obtain the equity method investment. Please refer to *Note 25 – Acquisitions and Divestitures*. Our ownership of Warp Speed allows us to have significant influence over its operations and decision making. Accordingly, the investment is accounted for as an equity method investment. At the time of acquisition, we made a policy election to record our proportionate share of net income of the investee on a three month lag. For the year ended December 31, 2022, we recorded no impact on our income from the equity method investment in Warp Speed.

Ayers Socure II

Our ownership percentage of 10% of Ayers Socure II allows us to have significant influence over the company. Accordingly, the investment is accounted for as an equity method investment. Our share of net income from Ayers Socure II for the twelve months ended December 31, 2022 was not significant. The equity method investment in Ayers Socure II is not considered a significant investment based on the criteria of Rule 10-01(b)(1) of Regulation S-X.

Ayers Socure II's sole business is ownership of equity securities in Socure Inc. ("Socure"). In addition to our equity method investment in Ayers Socure II, we also have direct equity security ownership interest in Socure. With the combination of our investments in both Ayers Socure II and Socure directly, we own less than 1% of Socure in total.

Interchecks

Prior to December 2022, our ownership percentage of Interchecks, as well as certain other qualitative factors, allowed us to have significant influence over the operations and decision making at Interchecks. Accordingly, the investment had been accounted for as an equity method investment. As a result of a December 2022 sale of Interchecks shares, our remaining ownership percentage decreased to 9%, which was no longer significant to warrant equity method investment classification, and this investment was reclassified to equity securities as of December 31, 2022. Our share of net loss from Interchecks totaled $0.7 million for the year ended December 31, 2022 and was not significant for the year ended December 31, 2021.

Note 6 – Deposits

Deposits at December 31, were as follows:

(Dollars in thousands)		2022		2021
Demand deposits of individuals, partnerships and corporations				
Noninterest-bearing demand	$	1,231,544	$	1,120,433
Interest-bearing demand		720,074		651,016
Savings and money markets		284,447		510,068
Time deposits, including CDs and IRAs		334,417		96,088
Total deposits	$	2,570,482	$	2,377,605
Time deposits that meet or exceed the FDIC insurance limit	$	4,386	$	9,573

Maturities of time deposits at December 31, 2022 were as follows (dollars in thousands):

2023	$	263,254
2024		64,010
2025		3,819
2026		687
2027		2,394
Thereafter		253
Total	$	334,417

As of December 31, 2022, overdrawn deposit accounts totaling $1.1 million were reclassified as loan balances.

Note 7 – Borrowed Funds

The Bank is a member of the FHLB of Pittsburgh, Pennsylvania. As of December 31, 2022, the Bank's maximum borrowing capacity with the FHLB was $751.4 million and the remaining borrowing capacity was $539.3 million, with the difference being short-term borrowings and letters of credit with the FHLB.

Short-term borrowings

As of December 31, 2022, the Bank had $102.3 million short-term borrowings with the FHLB and no borrowings under Fed Funds purchased outstanding. As of December 31, 2021, the Bank had no short-term borrowings with the FHLB and no borrowings under Fed Funds purchased outstanding.

Information related to short-term borrowings is summarized as follows:

(Dollars in thousands)		2022		2021
Balance at end of year	$	102,333	$	—
Average balance during the year		15,494		25,275
Maximum month-end balance		102,333		130,047
Weighted-average rate during the year		2.82 %		0.05 %
Weighted-average rate at December 31		4.45 %		— %

Long-term borrowings

As of December 31, 2022 and December 31, 2021, the Bank had no long-term borrowings with the FHLB.

Repurchase agreements

Along with traditional deposits, the Bank has access to securities sold under agreements to repurchase ("repurchase agreements") with clients representing funds deposited by clients, on an overnight basis, that are collateralized by investment securities owned by us. All repurchase agreements are subject to terms and conditions of repurchase/security agreements between us and the client and are accounted for as secured borrowings. Our repurchase agreements reflected in liabilities consist of client accounts and securities which are pledged on an individual security basis.

We monitor the fair value of the underlying securities on a monthly basis. Repurchase agreements are reflected in the amount of cash received in connection with the transaction. The primary risk with our repurchase agreements is the market risk associated with the investments securing the transactions, as we may be required to provide additional collateral based on fair value changes of the underlying investments. Securities pledged as collateral under repurchase agreements are maintained with our safekeeping agents.

All of our repurchase agreements were overnight agreements at December 31, 2022 and December 31, 2021. These borrowings were collateralized with investment securities with a carrying value of $10.4 million and $15.8 million at December 31, 2022 and December 31, 2021, respectively, and were comprised of United States Government Agencies and Mortgage-backed securities. Declines in the value of the collateral would require us to increase the amounts of securities pledged.

Information related to repurchase agreements is summarized as follows:

(Dollars in thousands)		2022		2021
Balance at end of year	$	10,037	$	11,385
Average balance during the year		10,987		10,821
Maximum month-end balance		12,680		11,398
Weighted-average rate during the year		0.05 %		0.12 %
Weighted-average rate at December 31		0.06 %		0.05 %

Subordinated Debt

Information related to subordinated debt is summarized as follows:

(Dollars in thousands)		2022		2021
Balance at end of year	$	73,286	$	73,030
Average balance during the year		73,159		51,149
Maximum month-end balance		73,286		73,030
Weighted-average rate during the year		4.20 %		4.28 %
Weighted-average rate at December 31		3.97 %		3.71 %

In September 2021, we completed the private placement of $30 million fixed-to-floating rate subordinated notes to certain qualified institutional investors. These notes are unsecured and have a 10-year term, maturing October 1, 2031, and will bear interest at a fixed rate of 3.25%, payable semi-annually in arrears, for the first five years of the term. Thereafter, the interest rate will reset quarterly to an interest rate per annum equal to a benchmark rate, which is expected to be Three-Month Term SOFR, plus 254 basis points, payable quarterly in arrears. These notes have been structured to qualify as Tier 2 capital for regulatory capital purposes.

In November 2020, we completed the private placement of $40 million fixed-to-floating rate subordinated notes to certain qualified institutional investors. These notes are unsecured and have a ten-year term, maturing December 1, 2030, and will bear interest at a fixed rate of 4.25%, payable semi-annually in arrears, for the first five years of the term. Thereafter, the interest rate will reset quarterly to an interest rate per annum equal to a benchmark rate, which is expected to be Three-Month Term SOFR, plus 401 basis points, payable quarterly in arrears. These notes have been structured to qualify as Tier 2 capital for regulatory capital purposes.

In March 2007, we completed the private placement of $4 million Floating Rate, Trust Preferred Securities through our MVB Financial Statutory Trust I subsidiary (the "Trust"). We established the Trust for the sole purpose of issuing the Trust Preferred Securities pursuant to an Amended and Restated Declaration of Trust. The Trust Preferred Securities and the Debentures mature in 2037 and have been redeemable by us since 2012. Interest payments are due in March, June, September and December and are adjusted at the interest due dates at a rate of 1.62% over the three-month LIBOR Rate. The obligations we provide with respect to the issuance of the trust preferred securities constitute a full and unconditional guarantee by us of the Trust's obligations with respect to the trust preferred securities to the extent set forth in the related guarantees. The securities issued by the Trust are includable for regulatory purposes as a component of our Tier 1 capital.

We recognized interest expense on our subordinated debt of $3.1 million, $2.2 million and $0.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Senior term loan

Information related to senior term loan is summarized as follows:

(Dollars in thousands)		2022	2021
Balance at end of year	$	9,765	—
Average balance during the year		2,328	—
Maximum month-end balance		9,886	—
Weighted-average rate during the year		7.00 %	—
Rate at December 31		7.44 %	—

In October 2022, we entered into a credit agreement with Raymond James Bank ("Raymond James"). Pursuant to the credit agreement, Raymond James has extended to us a senior term loan in the aggregate principal amount of up to $10 million. In connection with the closing of the Warp Speed transaction, we borrowed $10 million and paid Raymond James an upfront fee of 1% of the loan amount. The loan will bear interest per annum at a rate equal to 2.75%, plus term secured overnight financing rate, which will reset monthly. Accrued interest is payable on the last business day of each month, beginning with October 31, 2022, with the then outstanding principal balance of the loan payable on the last business day of each quarter in the amount of $125,000 during the first year and $250,000 thereafter. The loan will mature in April 2025, unless accelerated earlier upon an event of default.

We recognized interest expense on our senior term loan of $0.2 million for the year ended December 31, 2022 and none for the years ended December 31, 2021 and 2020, respectively.

Note 8 – Commitments and Contingent Liabilities

Commitments

We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by us upon extension of credit, varies and is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third-party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Our policy for obtaining collateral, and the nature of such collateral, is substantially the same as that involved in making commitments to extend credit.

Specifically, the Bank has entered into agreements to extend credit or provide conditional payments pursuant to standby and commercial letters of credit. In addition, the Bank utilizes letters of credit issued by the FHLB to collateralize certain public funds deposits.

Total contractual amounts of the commitments as of December 31, were as follows:

(Dollars in thousands)		2022		2021
Available on lines of credit	$	495,618	$	384,923
Stand-by letters of credit		17,153		23,600
Other loan commitments		14,901		15,792
	$	527,672	$	424,315

Concentration of Credit Risk

We grant a majority of our commercial, financial, agricultural, real estate and installment loans to customers throughout the North Central West Virginia and Northern Virginia markets. Collateral for loans is primarily residential and commercial real estate, personal property and business equipment. We evaluate the credit worthiness of each of our customers on a case-by-case basis and the amount of collateral we obtain is based upon management's credit evaluation.

Regulatory

We are required to maintain certain reserve balances on hand in accordance with the Federal Reserve Board requirements. In accordance with these requirements, we implemented a deposit reclassification program that allowed us to maintain no such reserve balances as of December 31, 2022 and 2021.

Contingent Liabilities

The Bank is involved in various legal actions arising in the ordinary course of business. In the opinion of management and counsel, the outcome of these matters will not have a significant adverse effect on the consolidated financial statements.

Note 9 – Income Taxes

The provisions for income taxes for the years ended December 31, were as follows:

(Dollars in thousands)		2022		2021		2020
Current:						
Federal	$	6,607	$	3,332	$	10,899
State		1,152		421		2,019
	$	7,759	$	3,753	$	12,918
Deferred:						
Federal	$	(3,056)	$	5,159	$	(3,183)
State		(575)		970		(203)
		(3,631)		6,129		(3,386)
Income tax expense	$	4,128	$	9,882	$	9,532

Following is a reconciliation of income taxes at federal statutory rates to recorded income taxes for the year ended December 31:

		2022			2021			2020	
(Dollars in thousands)		Amount	%		Amount	%		Amount	%
Income tax at federal statutory rate	$	3,889	21.0 %	$	10,201	21.0 %	$	9,858	21.0 %
Tax effect of:									
State income taxes, net of federal income taxes		456	2.5 %		1,099	2.2 %		1,435	3.1 %
Tax exempt earnings		(1,596)	(8.6)%		(1,460)	(3.0)%		(1,381)	(3.0)%
Other		1,379	7.4 %		42	0.1 %		(380)	(0.8)%
	$	4,128	22.3 %	$	9,882	20.3 %	$	9,532	20.3 %

Deferred income tax assets and liabilities were comprised of the following at December 31:

(Dollars in thousands)		2022		2021
Gross deferred tax assets:				
Allowance for loan losses	$	5,849	$	4,393
Minimum pension liability		991		1,245
Stock-based compensation		1,097		1,140
SERP		317		298
Unrealized loss on securities available-for-sale		11,024		—
Lease liabilities		3,611		4,370
Other		364		249
Total gross deferred tax assets		23,253		11,695
Gross deferred tax liabilities:				
Depreciation		(1,726)		(1,556)
Pension		(1,062)		(1,077)
Unrealized gain on securities available-for-sale		(80)		(45)
Holding gain on equity securities		(3,969)		(4,358)
Equity method investment		(2,220)		(4,086)
Goodwill		(110)		(70)
Right-of-use assets		(3,383)		(4,141)
Other		(264)		(288)
Total gross deferred tax liabilities		(12,814)		(15,621)
Net deferred tax assets (liabilities)	$	10,439	$	(3,926)

Net deferred income tax assets and net deferred income tax liabilities were included in other assets and other liabilities, respectively, based on the ending balance.

Note 10 – Related Party Transactions

We have granted loans to our officers and directors and to their immediate family members, as well as loans to related companies. These related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk of collectability. Set forth below is a summary of the related loan activity.

(Dollars in thousands)		Balance at Beginning of Year		Borrowings, net of participations		Executive Officer and Director Retirements		Repayments		Balance at End of Year
December 31, 2022	$	27,606	$	221,825	$	(998)	$	(215,000)	$	33,433
December 31, 2021	$	27,423	$	4,373	$	(996)	$	(3,194)	$	27,606

We held related party deposits of $112.5 million and $63.6 million at December 31, 2022 and December 31, 2021, respectively.

On January 17, 2022, the MVB Bank Inc. Board of Directors approved a $35.0 million line of credit to BillGO, Inc. a related party of the Bank. Revenue generated during the year from contracts with BillGO, Inc. totaled $0.3 million at December 31, 2022 and December 31, 2021, respectively.

In October 2022, we acquired an interest in Warp Speed and account for our ownership as an equity method investment, initially recorded at cost including costs incurred to obtain the equity method investment. As part of the purchase, we are able to designate two out of seven directors to the board of directors of Warp Speed. We purchase loan participations from CalCon Mutual Mortgage LLC, a subsidiary of Warp Speed. As of December 31, 2022, loans purchased from CalCon had an outstanding balance of $39.1 million. Interest income recognized on these participations was $0.9 million for the year ended December 31, 2022.

We account for our ownership interest in ICM as an equity method investment and purchase loan participations from ICM. As of December 31, 2022, loans purchased from ICM had an outstanding balance of $572.7 million.

Note 11 – Pension Plan

We participate in a trusteed pension plan known as the Allegheny Group Retirement Plan. Benefits are based on years of service and the employee's compensation. Accruals under the plan were frozen as of May 31, 2014. Freezing the plan resulted in a remeasurement of the pension obligations and plan assets as of the freeze date. The pension obligation was remeasured using the discount rate based on the Citigroup Above Median Pension Discount Curve in effect on May 31, 2014 of 4.5%.

In June 2017, we approved a Supplemental Executive Retirement Plan (the "SERP"), pursuant to which the Chief Executive Officer of Potomac Mortgage Group ("PMG") is entitled to receive certain supplemental nonqualified retirement benefits. The SERP took effect on December 31, 2017. As the executive completed three years of continuous employment with PMG prior to retirement date (which shall be no earlier than the date he attains age 55) he will, upon retirement, be entitled to receive $1.8 million payable in 180 equal consecutive monthly installments of $10 thousand. The liability is calculated by discounting the anticipated future cash flows at 4.0%. The liability accrued for this obligation was $1.3 million at December 31, 2022 and 2021, respectively. Service costs were not material for any periods covered by this report.

Pension expense was $0.3 million, $0.3 million and $0.3 million in 2022, 2021 and 2020, respectively.

Information pertaining to the activity in our defined benefit plan, using the latest available actuarial valuations with a measurement date of December 31, 2022 and 2021 is as follows:

(Dollars in thousands)	2022		2021	
Change in benefit obligation				
Benefit obligation at beginning of year	$	12,230	$	12,715
Interest cost		341		313
Actuarial loss		160		143
Assumption changes		(3,584)		(649)
Benefits paid		(318)		(292)
Benefit obligation at end of year	$	8,829	$	12,230
Change in plan assets:				
Fair value of plan assets at beginning of year	$	11,591	$	7,096
Actual return (loss) on plan assets		(1,990)		952
Employer contribution		—		3,835
Benefits paid		(318)		(292)
Fair value of plan assets at end of year	$	9,283	$	11,591
Funded status	$	454	$	(639)
Unrecognized net actuarial loss		4,120		5,314
Prepaid pension cost recognized	$	4,574	$	4,675
Accumulated benefit obligation	$	8,829	$	12,230

At December 31, 2022, 2021 and 2020, the weighted-average assumptions used to determine the benefit obligation are as follows:

	2022	2021	2020
Discount rate	5.23 %	2.83 %	2.50 %
Rate of compensation increase	n/a	n/a	n/a

The components of net periodic pension cost are as follows:

(Dollars in thousands)	2022		2021		2020	
Interest cost	$	341	$	313	$	365
Expected return on plan assets		(669)		(689)		(438)
Amortization of net actuarial loss		429		507		420
Net periodic pension cost	$	101	$	131	$	347

For the years December 31, 2022, 2021 and 2020, the weighted-average assumptions used to determine net periodic pension cost are as follows:

	2022	2021	2020
Discount rate	5.23 %	2.83 %	2.50 %
Expected long-term rate of return on plan assets	6.00 %	6.75 %	6.75 %
Rate of compensation increase	n/a	n/a	n/a

Our pension plan asset allocations at December 31, 2022 and 2021 are as follows:

	2022	2021
Plan Assets		
Cash	7 %	3 %
Fixed income	28 %	25 %
Alternative investments	13 %	29 %
Domestic equities	26 %	25 %
Foreign equities	22 %	18 %
Real estate investment trusts	4 %	— %
Total	100 %	100 %

The following table sets forth by level within the fair value hierarchy, as defined in *Note 19 – Fair Value Measurements*, the Pension Plan's assets at fair value as of December 31, 2022:

(Dollars in thousands)	Level I	Level II	Level III	Total
Assets:				
Cash	$ 650	$ —	$ —	$ 650
Fixed income	2,599	—	—	2,599
Alternative investments	—	—	1,207	1,207
Domestic equities	2,414	—	—	2,414
Foreign equities	2,042	—	—	2,042
Total	$ 7,705	$ —	$ 1,207	$ 8,912
Investments reported at Net Asset Value[1]				371
Total assets at fair value				$ 9,283

[1] Investments reported at Net Asset Value include Real Estate investment trusts.

The following table sets forth by level, within the fair value hierarchy, as defined in *Note 19 – Fair Value Measurements,* the Pension Plan's assets at fair value as of December 31, 2021:

(Dollars in thousands)	Level I	Level II	Level III	Total
Assets:				
Cash	$ 348	$ —	$ —	$ 348
Fixed income	2,898	—	—	2,898
Alternative investments	—	—	3,361	3,361
Domestic equities	2,898	—	—	2,898
Foreign equities	2,086	—	—	2,086
Total assets at fair value	$ 8,230	$ —	$ 3,361	$ 11,591

Investment in government securities, short-term investments, domestic equities and foreign equities are valued at the closing price reported on the active market on which the individual securities are traded. Alternative investments are valued at quoted prices, which are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed. Real estate investment trusts are valued at the net asset value of the trust at the reporting date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while this plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table includes our best estimate of the plan contribution for next fiscal year and the benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

(Dollars in thousands)	Cash Flow
Contributions for the period of January 1, 2023 through December 31, 2023	$ —
Estimated future benefit payments reflecting expected future service	
2023	$ 409
2024	$ 433
2025	$ 462
2026	$ 536
2027	$ 542
2028 through 2032	$ 2,801

Note 12 – Goodwill and Other Intangible Assets

The table below summarizes the changes in carrying amounts of goodwill and other intangibles, including core deposit intangibles, for the periods presented:

(Dollars in thousands)	Goodwill	Intangibles		
		Gross	Accumulated Amortization	Net
Balance at January 1, 2022	$ 3,988	$ 3,820	$ (1,504)	$ 2,316
Amortization expense	—	—	(685)	(685)
Balance at December 31, 2022	$ 3,988	$ 3,820	$ (2,189)	$ 1,631
Balance at January 1, 2021	$ 2,350	$ 3,941	$ (1,541)	$ 2,400
Goodwill and intangibles resulting from Trabian acquisition	1,638	600	—	600
Reduction of intangibles from sale of branches to Summit	—	(721)	721	—
Amortization expense	—	—	(684)	(684)
Balance at December 31, 2021	$ 3,988	$ 3,820	$ (1,504)	$ 2,316
Balance at January 1, 2020	$ 19,630	$ 4,226	$ (753)	$ 3,473
Reduction of goodwill and intangibles from sale of branches to Summit	(1,598)	(845)	441	(404)
Intangibles resulting from First State acquisition	—	560	—	560
Reduction of goodwill from ICM transaction	(16,882)	—	—	—
Goodwill resulting from Paladin acquisition	1,200	—	—	—
Amortization expense	—	—	(1,229)	(1,229)
Balance at December 31, 2020	$ 2,350	$ 3,941	$ (1,541)	$ 2,400

Goodwill represents the excess of the purchase price over the fair value of acquired net assets under the acquisition method of accounting. The intangibles resulting from the Trabian acquisition are related to their customer relationships and trade name. These items are amortized over four years and 10 years, respectively. The intangibles resulting from the Chartwell acquisition are related to their customer relationships, backlog, a trademark and a non-competition agreement. These items are amortized over five years, 5.3 years, 15 years and four years, respectively.

The table below presents estimated amortization expense for our other intangible assets (dollars in thousands):

2023	$ 592
2024	321
2025	100
2026	87
2027	87
Thereafter	444
	$ 1,631

Our assessment of qualitative factors determined that it is not more likely than not that the fair value of each reporting unit is less than its carrying amount and therefore, goodwill is not impaired as of December 31, 2022 and 2021. We have not identified any triggering events since the impairment evaluation that would indicate potential impairment.

Intangibles, including core deposit intangibles are evaluated for impairment if events and circumstances indicate a potential for impairment. Such an evaluation of other intangible assets is based on undiscounted cash flow projections. No impairment charges were recorded for other intangible assets in any of the periods presented.

Note 13 – Stock Offerings

In December 2020, we repurchased 536,490 shares of our common stock at a price of $20.25 per share via a modified "Dutch auction" tender offer. Additionally, our Board of Directors authorized the repurchase from time to time, on or before December 31, 2021, of up to $31.9 million of shares of our common stock as part of our stock repurchase program, which repurchases may occur from time to time, on the open market or otherwise, at such prices and upon such terms as we may determine and otherwise in accordance with applicable law.

In December 2020, we issued a notice of redemption to redeem all of our outstanding shares of Convertible Noncumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, with a liquidation preference of $1,000 per share (the "Series B Preferred Stock") and all of our outstanding shares of Convertible Noncumulative Perpetual Preferred Stock, Series C, par value $1.00 per share, with a liquidation preference of $1,000 per share (the "Series C Preferred Stock," together with the Series B Preferred Stock, referred to herein as the "Preferred Stock"), at a redemption price per share equal to $10,000, plus declared and unpaid dividends of $46.03 per share of Series B Preferred Stock, and $49.86 per share of Series C Preferred Stock, for the period from and including December 31, 2020, to but excluding January 28, 2021, the date of redemption (the "Preferred Stock Redemption"). The Preferred Stock Redemption is in accordance with the terms of our Articles of Incorporation, as amended. All outstanding shares of our preferred stock were redeemed in January 2021.

In April 2021, the Bank entered into a Stock Purchase Agreement with Trabian, a leading software development firm servicing financial institutions. Pursuant to the agreement, a portion of the Bank's purchase consideration for Trabian included 17,597 unregistered shares of our common stock.

In August 2021, the Bank entered into a Stock Purchase Agreement with Interchecks, a leading payment disbursement platform. Pursuant to the agreement, a portion of the Bank's purchase consideration for Interchecks included 107,928 unregistered shares of our common stock.

In September 2021, the Bank issued 24,408 shares of unregistered common stock valued at $40.97 per share, totaling $1.0 million, pursuant to the Stock Purchase Agreement dated September 13, 2019 between the Bank and Chartwell.

In December 2021, the Bank issued 23,558 shares of unregistered common stock valued at $42.45 per share, totaling $1.0 million, pursuant to the Stock Purchase Agreement dated September 13, 2019 between the Bank and Chartwell.

In October 2022, we issued 313,030 shares of unregistered common stock valued at $30.60 per share, totaling $9.58 million, pursuant to the Equity Purchase Agreement dated March 13, 2022 between the Bank and Warp Speed. For more information regarding the Warp Speed Purchase Agreement, see *Note 25 - Acquisitions and Divestitures*.

Note 14 – Stock-Based Compensation

The MVB Financial Corp. Incentive Stock Plan (the "Plan") provides for the issuance of stock options, restricted stock awards and RSUs to selected employees and directors. On April 4, 2022, the Board of Directors adopted the MVB Financial Corp 2022 Incentive Plan (the "2022 Plan"), which was approved by the shareholders at the annual meeting dated, May 17, 2022. The 2022 Plan replaces the MVB Financial Corp. 2013 Stock Incentive Plan (the "2013 Plan") and provides for 975,000 shares authorized for grant which includes the number of shares reserved for issuance under the 2013 Plan that remained available for grant thereunder as of the date of Board approval of the 2022 Plan. As of December 31, 2022, 951,868 shares remain available for issuance.

Stock-Based Compensation Expense

Stock-based compensation expense is recognized as salary and employee benefit cost based upon the fair value of the instruments on the date of the grant. The amount that we recognized in stock-based compensation expense related to the issuance of stock options and RSUs is presented in the following table:

(Dollars in thousands)	2022		2021		2020	
Stock Options	$	501	$	832	$	950
RSUs		2,299		1,802		1,403
Total stock-based compensation expense	$	2,800	$	2,634	$	2,353

Proceeds from stock options exercised were $2.1 million, $4.9 million and $4.5 million during 2022, 2021 and 2020, respectively. During 2022, 2021 and 2020, certain options were exercised in broker-assisted cashless transactions. Shares were forfeited related to exercise price and related tax obligations and we paid tax authorities amounts due resulting in a net cash outflow.

Stock Options

Under the provisions of the Plan, the option price per share shall not be less than the fair market value of the common stock on the grant date. Generally, options granted vest in five years and expire 10 years from the grant date.

The following summarizes stock options as of and for the year ended December 31, 2022:

	2022		
	Number of Shares		Weighted-Average Exercise Price
Outstanding at beginning of year	1,114,200	$	15.86
Granted	14,350		39.15
Exercised	160,527		12.99
Forfeited	24,930		22.55
Expired	550		14.71
Outstanding at end of year	942,543	$	16.53
Exercisable at end of year	782,116	$	15.36
Weighted-average fair value of options granted during 2022		$	14.94
Weighted-average fair value of options granted during 2021		$	10.61
Weighted-average fair value of options granted during 2020		$	4.48

The intrinsic value of options exercised during 2022, 2021 and 2020 was $3.5 million, $8.0 million and $1.9 million, respectively.

The fair value for the options was estimated at the grant date using a Black-Scholes option-pricing model with the following inputs:

	2022	2021	2020
Average risk-free interest rates	2.23 %	1.27 %	0.66 %
Weighted-average life (years)	7	7	7
Expected volatility	41.2 %	41.2 %	30.9 %
Expected dividend yield	1.58 %	1.08 %	2.20 %

The following summarizes information related to the total outstanding and exercisable stock options at December 31, 2022:

Options Outstanding				Options Exercisable			
Total Options	Weighted-Average Exercise Price	Intrinsic Value (in millions)	Weighted-Average Remaining Life	Total Options	Weighted-Average Exercise Price	Intrinsic Value (in millions)	Weighted-Average Remaining Life
942,543	$16.53	$5.7	4.38	782,116	$15.36	$5.3	3.87

At December 31, 2022, total unrecognized pre-tax compensation expense related to unvested stock options outstanding was $0.7 million. This cost is expected to be recognized over a weighted-average period of 2.9 years. For the year ended December 31,

2022, the fair value of stock options vested was $0.6 million.

Restricted Stock Units

Under the provisions of the Plan, RSUs are similar to restricted stock awards, except the recipient does not receive the stock immediately, but instead receives the stock according to a vesting plan and distribution schedule, after achieving required performance milestones or upon remaining with us for a particular length of time. Each RSU that vests entitles the recipient to receive one share of our common stock on a specified issuance date. The recipient does not have any stockholder rights, including voting, dividend or liquidation rights, with respect to the shares underlying awarded RSUs until the recipient becomes the record holder of those shares.

We granted 95,723 RSUs in 2022, 53,070 of which were time-based awards and 42,653 of which were performance-based awards. Time-based RSUs granted in 2022 generally vest in five equal installments over a five-year period, with the exception of time-based grants to members of the Board of Directors, which vest over a one-year period. Performance-based RSUs vest in one installment at the end of three years, based on set criteria.

A summary of the activity for our RSUs for the period indicated is presented in the following table:

	2022	
	Shares	Weighted-Average Grant Date Fair Value
Balance at beginning of year	241,906	$ 21.46
Granted	95,723	38.04
Vested	(75,354)	21.62
Forfeited	(14,718)	26.16
Balance at end of year	247,557	$ 26.39
Weighted-average fair value of RSUs granted during 2022		$ 38.04
Weighted-average fair value of RSUs granted during 2021		$ 40.95
Weighted-average fair value of RSUs granted during 2020		$ 13.08

At December 31, 2022, based on RSU awards outstanding at that time, the total unrecognized pre-tax compensation expense related to unvested RSU awards was $3.7 million. This cost is expected to be recognized over a weighted-average period of 2.2 years. At December 31, 2022, the fair value of RSU awards vested during the year was $2.9 million.

Subsidiary Equity Plan

In December 2021, Victor's Board of Directors approved the Victor Technologies, Inc. 2021 Incentive Plan (the "2021 Victor LTI Plan") which is an incentive plan denominated in Victor's common shares. The 2021 Victor LTI Plan provides for the issuance of stock options, stock appreciation rights, restricted stock awards and restricted stock units to selected employees and directors. The maximum number of shares that may be issued under the 2021 Victor LTI Plan is 5.0 million shares.

During 2022, Victor issued a total of 1.1 million options to employees and non-employees at an average exercise price of $0.29 per share. The options have a ten-year term and will vest over a three-year period, so long as the optionees remain employed by Victor.

During 2022, 299,961 shares vested at an average exercise price of $0.29.

For the year ended December 31, 2022, the compensation related to Victor stock-based awards was not material. At December 31, 2022, the unrecognized compensation expense related to 817,029 nonvested stock options was not material.

Note 15 – Earnings Per Share

We determine basic earnings per share ("EPS") by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is determined by dividing net income available to common shareholders by the weighted-average number of shares outstanding, increased by both the number of shares that would be issued assuming the exercise of instruments under our incentive stock plan.

(Dollars in thousands except shares and per share data)	For the years ended December 31,		
	2022	2021	2020
Numerator for earnings per share:			
Net Income	$ 14,387	$ 38,696	$ 37,411
Net loss attributable to noncontrolling interest	660	425	—
Dividends on preferred stock	—	(35)	(461)
Net income available to common shareholders	$ 15,047	$ 39,086	$ 36,950
Denominator:			
Weighted-average shares outstanding - basic	12,279,462	11,778,557	11,821,574
Effect of dilutive stock options and restricted stock units	591,272	835,063	266,532
Weighted-average shares outstanding - diluted	12,870,734	12,613,620	12,088,106
Earnings per common share - basic	$ 1.23	$ 3.32	$ 3.13
Earnings per common share - diluted	$ 1.17	$ 3.10	$ 3.06
Securities not included in the computation of diluted EPS because the effect would be antidilutive	113,427	93,895	646,168

Note 16 – Regulatory Capital Requirements

We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. The Bank is required to comply with applicable capital adequacy standards established by the federal banking agencies. West Virginia state chartered banks, such as the Bank, are subject to similar capital requirements adopted by the West Virginia Division of Financial Institutions.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of capital. The optional community bank leverage ratio ("CBLR") framework, which is issued through interagency guidance, intends to provide a simple alternative measure of capital adequacy for electing qualifying depository institutions as directed under the EGRRCPA. Under the CBLR, if a qualifying depository institution elects to use such measure, such institutions will be considered well capitalized if its ratio of Tier 1 capital to average total consolidated assets (i.e., leverage ratio) exceeds a 9% threshold, subject to a limited two quarter grace period, during which the leverage ratio cannot go 100 basis points below the then applicable threshold, and will not be required to calculate and report risk-based capital ratios. As of December 31, 2022 and 2021, we and the Bank met all capital adequacy requirements to which they are subject.

The most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain the minimum CBLR as set forth in the table below. Our actual capital amounts and ratio is presented in the table below.

In April 2020, under the CARES Act, the 9% leverage ratio threshold was temporarily reduced to 8% in response to the COVID-19 pandemic. The threshold increased to 8.5% in 2021 and has returned to 9% in 2022. The Bank elected to begin using the CBLR for the first quarter of 2021 and intends to utilize this measure for the foreseeable future. Eligibility criteria to utilize the CBLR includes the following:

- Total assets of less than $10 billion;
- Total trading assets plus liabilities of 5% or less of consolidated assets;
- Total off-balance sheet exposures of 25% or less of consolidated assets;
- Cannot be an advanced approaches banking organization; and
- Leverage ratio greater than 9% or temporarily prescribed threshold established in response to COVID-19.

(Dollars in thousands)	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022						
Community Bank leverage ratio						
Subsidiary bank	$ 307,936	9.8%	$ 250,675	8.0%	$ 282,010	9.0%
As of December 31, 2021						
Community Bank leverage ratio						
Subsidiary bank	$ 321,282	11.6%	$ 208,344	7.5%	$ 236,123	8.5%

Note 17 – Regulatory Restriction on Dividends

The approval of the regulatory agencies is required if the total of all dividends declared by the Bank in any calendar year exceeds the Bank's net profits, as defined, for that year combined with its retained net profits for the preceding two calendar years.

Note 18 – Fair Value of Financial Instruments

The carrying values and estimated fair values of financial instruments are summarized as follows:

Fair Value Measurements at:

(Dollars in thousands)	Carrying Value	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
December 31, 2022					
Financial Assets:					
Cash and cash equivalents	$ 40,280	$ 40,280	$ 40,280	$ —	$ —
Securities available-for-sale	379,814	379,814	—	344,471	35,343
Equity securities	38,744	38,744	5,382	—	33,362
Loans held-for-sale	23,126	24,898	—	24,898	—
Loans receivable, net	2,348,808	2,285,427	—	—	2,285,427
Servicing assets	1,616	1,634	—	—	1,634
Interest rate swap	8,427	8,427	—	8,427	—
Accrued interest receivable	12,617	12,617	—	2,778	9,839
Bank-owned life insurance	43,239	43,239	—	43,239	—
Embedded derivative	787	787	—	—	787
Financial Liabilities:					
Deposits	$ 2,570,482	$ 2,226,037	$ —	$ 2,226,037	$ —
Repurchase Agreements	10,037	10,037	—	10,037	—
Fair value hedge	572	572	—	572	—
Interest rate swap	8,427	8,427	—	8,427	—
Accrued interest payable	2,558	2,558	—	2,558	—
FHLB and other borrowings	102,333	102,006	—	102,006	—
Senior term loan	9,765	9,765	—	9,765	—
Subordinated Debt	73,286	64,330	—	64,330	—
December 31, 2021					
Financial assets:					
Cash and cash equivalents	$ 307,437	$ 307,437	$ 307,437	$ —	$ —
Certificates of deposits with banks	2,719	2,738	—	2,738	—
Securities available-for-sale	421,466	421,466	—	379,703	41,763
Equity securities	32,402	32,402	247	—	32,155
Loans	1,851,572	1,865,013	—	—	1,865,013
Servicing rights	2,812	2,831	—	—	2,831
Interest rate swap	6,702	6,702	—	6,702	—
Fair value hedge	1,552	1,552	—	1,552	—
Accrued interest receivable	7,860	7,860	—	2,402	5,458
Bank-owned life insurance	42,257	42,257	—	42,257	—
Financial liabilities:					
Deposits	$ 2,377,605	$ 2,338,868	$ —	$ 2,338,868	$ —
Repurchase agreements	11,385	11,385	—	11,385	—
Fair value hedge	807	807	—	807	
Interest rate swap	6,702	6,702	—	6,702	—
Accrued interest payable	690	690	—	690	—
Subordinated debt	73,030	74,774	—	74,774	—

Note 19 – Fair Value Measurements

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument.

These estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument. Because no market exists for a significant portion of our financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

Assets Measured on a Recurring Basis

As required by accounting standards, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following measurements are made on a recurring basis.

Available-for-sale investment securities — Available-for-sale investment securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level I securities include those traded on an active exchange, such as the New York Stock Exchange and money market funds. Level II securities include mortgage-backed securities issued by government sponsored entities and private label entities, municipal bonds, United States Treasury securities that are traded by dealers or brokers in inactive over-the-counter markets and corporate debt securities. There have been no changes in valuation techniques for the year ended December 31, 2022. Valuation techniques are consistent with techniques used in prior periods. Certain local municipal securities related to tax increment financing ("TIF") are independently valued and classified as Level III instruments. We classified investments in government securities as Level II instruments and valued them using the market approach.

Equity securities — Certain equity securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. The valuation methodologies utilized may include significant unobservable inputs. There have been no changes in valuation techniques for the year ended December 31, 2022. Valuation techniques are consistent with techniques used in prior periods.

Interest rate swap — Interest rate swaps are recorded at fair value based on third-party vendors who compile prices from various sources and may determine fair value of identical or similar instruments by using pricing models that consider observable market data.

Fair value hedge — Treated like an interest rate swap, fair value hedges are recorded at fair value based on third-party vendors who compile prices from various sources and may determine fair value of identical or similar instruments by using pricing models that consider observable market data.

Bank-owned life insurance — Life insurance where the bank is both the policy beneficiary and owner. Bank-owned life insurance ("BOLI") is recorded at fair value on a recurring basis, and increases in cash surrender, contract value and net insurance proceeds at maturity are recorded as other income.

Embedded derivatives — Accounted for and recorded separately from the underlying contract as a derivative at fair value on a recurring basis. Fair values are determined using the Monte Carlo model valuation technique. The valuation methodology utilized includes significant unobservable inputs.

The following tables present the assets reported on the consolidated statements of financial condition at their fair value on a recurring basis as of December 31, 2022 and 2021 by level within the fair value hierarchy:

(Dollars in thousands)		Level I		Level II		Level III		Total
December 31, 2022								
Assets:								
United States government agency securities	$	—	$	44,814	$	—	$	44,814
United States sponsored mortgage-backed securities		—		56,571		—		56,571
United States treasury securities		—		120,909		—		120,909
Municipal securities		—		103,293		35,343		138,636
Corporate debt securities		—		10,560		—		10,560
Other securities		—		824		—		824
Equity securities		5,382		—		—		5,382
Loans held-for-sale		—		24,898		—		24,898
Interest rate swap		—		8,427		—		8,427
Bank-owned life insurance		—		43,239		—		43,239
Embedded derivative		—		—		787		787
Liabilities:								
Interest rate swap		—		8,427		—		8,427
Fair value hedge		—		572		—		572

(Dollars in thousands)		Level I		Level II		Level III		Total
December 31, 2021								
Assets:								
United States government agency securities	$	—	$	40,437	$	—	$	40,437
United States sponsored mortgage-backed securities		—		76,108		—		76,108
United States treasury securities		—		110,389		—		110,389
Municipal securities		—		133,249		41,763		175,012
Corporate debt securities		—		11,142		—		11,142
Other securities		—		878		—		878
Equity securities		247		—		—		247
Interest rate swap		—		6,702		—		6,702
Fair value hedge		—		1,552		—		1,552
Bank-owned life insurance		—		42,257		—		42,257
Liabilities:								
Interest rate swap		—		6,702		—		6,702
Fair value hedge		—		807		—		807

The following table represents recurring Level III assets as of the periods shown:

(Dollars in thousands)		Municipal Securities		Embedded Derivatives		Total
Balance at December 31, 2021	$	41,763	$	—	$	41,763
Realized gains included in earnings		9		—		9
Purchase of securities		1,048		—		1,048
Maturities/calls		(3,207)		—		(3,207)
Unrealized loss included in other comprehensive loss		(4,270)		—		(4,270)
Host contract executed	$	—	$	787	$	787
Balance at December 31, 2022	$	35,343	$	787	$	36,130
Balance at December 31, 2020	$	43,679	$	—	$	43,679
Purchase of securities		3,862		—		3,862
Maturities/calls		(5,214)		—		(5,214)
Unrealized loss included in other comprehensive income		(564)		—		(564)
Balance at December 31, 2021	$	41,763	$	—	$	41,763

Assets Measured on a Nonrecurring Basis

We may be required, from time to time, to measure certain financial assets, financial liabilities, non-financial assets and non-financial liabilities at fair value on a nonrecurring basis in accordance with U.S. GAAP. These include assets that are measured at the lower of cost or market value that were recognized at fair value below cost at the end of the period. Certain non-financial assets measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment. Non-financial assets measured at fair value on a nonrecurring basis during 2022 and 2021 include certain foreclosed assets which, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for possible loan losses and certain foreclosed assets which, subsequent to their initial recognition, were remeasured at fair value through a write-down included in other noninterest expense.

Impaired loans — Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment using one of several methods, including collateral value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. Collateral values are estimated using Level II inputs based on observable market data or Level III inputs based on customized discounting criteria. For a majority of impaired real estate related loans, we obtain a current external appraisal. Other valuation techniques are used as well, including internal valuations, comparable property analysis and contractual sales information.

Loans held-for-sale — The fair value of loans held-for-sale is determined, when possible, using quoted secondary-market prices or investor commitments. If no such quoted price exists, the fair value of a loan is determined using quoted prices for a similar asset or assets, adjusted for the specific attributes of that loan, which would be used by other market participants. If the fair value at the reporting date exceeds the amortized cost of a loan, the loan is reported at amortized cost.

Other real estate owned — Other real estate owned, which is obtained through the Bank's foreclosure process, is valued utilizing the appraised collateral value. Collateral values are estimated using Level II inputs based on observable market data or Level III inputs based on customized discounting criteria. At the time the foreclosure is completed, we obtain a current external appraisal.

Other debt securities — Certain debt securities are recorded at fair value on a nonrecurring basis. These other debt securities are securities without a readily determinable fair value and are measured at cost minus impairment, if any, plus or minus any changes resulting from observable price changes in orderly transactions, as defined, for identical or similar investments of the same issuer.

Equity securities — Certain equity securities are recorded at fair value on a nonrecurring basis. Equity securities without a readily determinable fair value are measured at cost minus impairment, if any, plus or minus any changes resulting from observable price changes in orderly transactions, as defined, for identical or similar investments of the same issuer.

Assets measured at fair value on a nonrecurring basis as of December 31, 2022 and 2021 are included in the table below:

(Dollars in thousands)	December 31, 2022			
	Level I	Level II	Level III	Total
Impaired loans	$ —	$ —	$ 14,117	$ 14,117
Other real estate owned	—	—	1,194	1,194
Other debt securities	—	—	7,500	7,500
Equity securities	—	—	33,362	33,362

(Dollars in thousands)	December 31, 2021			
	Level I	Level II	Level III	Total
Impaired loans	$ —	$ —	$ 21,980	$ 21,980
Other real estate owned	—	—	2,330	2,330
Other debt securities	—	—	7,500	7,500
Equity securities	—	—	32,155	32,155

The following tables presents quantitative information about the Level III significant unobservable inputs for assets and liabilities measured at fair value at December 31, 2022 and 2021:

		Quantitative Information about Level III Fair Value Measurements		
(Dollars in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range
December 31, 2022				
Nonrecurring measurements:				
Impaired loans	$ 14,117	Appraisal of collateral [1]	Appraisal adjustments [2]	0% - 20%
			Liquidation expense [2]	6%
Other real estate owned	$ 1,194	Appraisal of collateral [1]	Appraisal adjustments [2]	0% - 20%
			Liquidation expense [2]	6%
Other debt securities	$ 7,500	Net asset value	Cost minus impairment	0%
Equity securities	$ 33,362	Net asset value	Cost minus impairment	0%
Recurring measurements:				
Municipal securities [5]	$ 35,343	Appraisal of bond [3]	Bond appraisal adjustment [4]	5% - 15%
Embedded Derivatives	$ 787	Monte Carlo pricing model	Deferred payment	$0 - $51.9 million
			Volatility	58%
			Term	5 years
			Risk free rate	3.95%

		Quantitative Information about Level III Fair Value Measurements		
(Dollars in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range
December 31, 2021				
Nonrecurring measurements:				
Impaired loans	$ 21,980	Appraisal of collateral [1]	Appraisal adjustments [2]	10% - 20%
			Liquidation expense [2]	5% - 10%
Other real estate owned	$ 2,330	Appraisal of collateral [1]	Appraisal adjustments [2]	10% - 20%
			Liquidation expense [2]	5% - 10%
Other debt securities	$ 7,500	Net asset value	Cost minus impairment	0%
Equity securities	$ 32,155	Net asset value	Cost minus impairment	0%
Recurring measurements:				
Municipal securities [5]	$ 41,763	Appraisal of bond [3]	Bond appraisal adjustment [4]	1% - 20%

[1] Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level III inputs which are not identifiable.

[2] Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted-average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

[3] Fair value determined through independent analysis of liquidity, rating, yield and duration.

[4] Appraisals may be adjusted for qualitative factors, such as local economic conditions, liquidity, marketability and legal structure.

[5] Municipal securities classified as Level III instruments are comprised of TIF bonds related to certain local municipal securities.

Note 20 – Comprehensive Income

The following tables present the components of accumulated other comprehensive income ("AOCI") for the years ended December 31:

(Dollars in thousands)	2022		2021		2020		Consolidated Statement of Income Line Item
Details about AOCI Components	**Amount Reclassified from AOCI**		**Amount Reclassified from AOCI**		**Amount Reclassified from AOCI**		
Available-for-sale securities							
Unrealized holding gain	$	650	$	3,875	$	914	Gain on sale of available-for-sale securities
		650		3,875		914	Total before tax
		(152)		(908)		(214)	Income tax expense
		498		2,967		700	Net of tax
Defined benefit pension plan items							
Amortization of net actuarial loss		(429)		(507)		(420)	Salaries and employee benefits
		(429)		(507)		(420)	Total before tax
		103		119		98	Income tax benefit
		(326)		(388)		(322)	Net of tax
Investment hedge							
Carrying value adjustment		83		(862)		473	Interest on investment securities
		83		(862)		473	Total before tax
		(21)		233		(128)	Income tax benefit (expense)
		62		(629)		345	Net of tax
Total reclassifications	$	234	$	1,950	$	723	

(Dollars in thousands)	Unrealized gains (losses) on available for-sale securities		Defined benefit pension plan items		Investment Hedge		Total	
Balance at January 1, 2022	$	147	$	(4,069)	$	316	$	(3,606)
Other comprehensive income (loss) before reclassification		(34,478)		614		—		(33,864)
Amounts reclassified from AOCI		(498)		326		(62)		(234)
Net current period OCI		(34,976)		940		(62)		(34,098)
Balance at December 31, 2022	$	(34,829)	$	(3,129)	$	254	$	(37,704)
Balance at January 1, 2021	$	7,586	$	(5,047)	$	(313)	$	2,226
Other comprehensive income (loss) before reclassification		(4,472)		590		—		(3,882)
Amounts reclassified from AOCI		(2,967)		388		629		(1,950)
Net current period OCI		(7,439)		978		629		(5,832)
Balance at December 31, 2021	$	147	$	(4,069)	$	316	$	(3,606)

Note 21 – Condensed Financial Statements of Parent Company

Information relative to the parent company's condensed balance sheets at December 31, 2022 and 2021 and the related condensed statements of income and cash flows for the years ended December 31, 2022, 2021 and 2020 are presented below:

Condensed Balance Sheets

	December 31,			
(Dollars in thousands)		2022		2021
Assets				
Cash	$	31,085	$	27,463
Investment in subsidiaries		277,173		322,002
Debt and equity securities		4,904		—
Equity method investments		50,976		—
Other assets		11,033		13,715
Total assets	$	375,171	$	363,180
Liabilities and stockholders' equity				
Other liabilities	$	31,036	$	15,822
Senior term loan		9,765		—
Subordinated debt		73,286		73,030
Total liabilities		114,087		88,852
Total stockholders' equity		261,084		274,328
Total liabilities and stockholders' equity	$	375,171	$	363,180

Condensed Statements of Income

	Year ended December 31,					
(Dollars in thousands)		2022		2021		2020
Income, dividends from the Bank	$	50,985	$	19,165	$	6,688
Operating expenses		27,774		22,458		16,804
Income (loss), before income taxes		23,211		(3,293)		(10,116)
Income tax benefit		(3,450)		(2,090)		(2,082)
Net income (loss)		26,661		(1,203)		(8,034)
Equity in undistributed income earnings of subsidiaries		(11,614)		40,324		45,445
Net income	$	15,047	$	39,121	$	37,411
Preferred dividends	$	—	$	35	$	461
Net income available to common shareholders	$	15,047	$	39,086	$	36,950

Condensed Statements of Cash Flows

(Dollars in thousands)		2022		2021		2020
OPERATING ACTIVITIES						
Net income	$	15,047	$	39,121	$	37,411
Equity in undistributed earnings of subsidiaries		11,614		(40,324)		(45,445)
Stock-based compensation		3,217		3,208		2,278
Depreciation and amortization		269		175		12
Other assets		(45,406)		(6,849)		(2,101)
Other liabilities		16,358		11,215		1,755
Net cash from operating activities		1,099		6,546		(6,090)
INVESTING ACTIVITIES						
Investment in subsidiaries		(240)		(15,871)		(3,713)
Net cash from investing activities		(240)		(15,871)		(3,713)
FINANCING ACTIVITIES						
Proceeds from stock issuance		—		—		240
Issuance of senior term loan, net of issuance costs		9,877		—		—
Issuance of subordinated debt, net of issuance costs		—		29,448		40,000
Common stock repurchased		—		—		(15,657)
Preferred stock redemption		—		(7,334)		—
Common stock options exercised		1,399		4,930		4,464
Withholding cash issued in lieu of restricted stock		—		(249)		—
Issuance of subsidiary membership units		—		500		—
Principal payments on senior term loan		(125)		—		—
Stock purchase from noncontrolling interest		(33)		—		—
Cash dividends paid on common stock		(8,355)		(6,038)		(4,275)
Cash dividends paid on preferred stock		—		(35)		(461)
Net cash from financing activities		2,763		21,222		24,311
Net change in cash		3,622		11,897		14,508
Cash at beginning of period		27,463		15,566		1,058
Cash at end of period	$	31,085	$	27,463	$	15,566

Note 22 – Segment Reporting

We have identified five reportable segments: CoRe banking; mortgage banking; professional services; Edge Ventures; and financial holding company. Revenue from CoRe banking activities consists primarily of interest earned on loans and investment securities and service charges on deposit accounts. Our Fintech division is included in the CoRe banking segment. Revenue from our mortgage banking segment is primarily comprised of our share of net income or loss from mortgage banking activities of our equity method investments in ICM and Warp Speed. As we have elected to record our proportionate share of earnings of Warp Speed on three month lag, results of Warp Speed are not included in the tables below. Professional services is the aggregate of Chartwell, Trabian and Paladin Fraud. Revenue from these operating segments is made up of primarily of professional consulting income to banks and Fintech companies. Edge Ventures is the aggregate of Victor, MVB Technology, Flexia and the Edge Ventures holding company.

Information about the reportable segments and reconciliation to the consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 are as follows:

(Dollars in thousands)	CoRe Banking		Mortgage Banking		Professional Services		Edge Ventures		Financial Holding Company		Intercompany Eliminations		Consolidated	
						2022									
Interest income	$	125,426	$	429	$	—	$	—	$	146	$	(44)	$	125,957
Interest expense	$	10,920	$	—	$	39	$	5	$	3,234	$	(44)	$	14,154
Net interest income (expense)	$	114,506	$	429	$	(39)	$	(5)	$	(3,088)	$	—	$	111,803
Provision for loan losses	$	14,194	$	—	$	—	$	—	$	—	$	—	$	14,194
Net interest income (expense) after provision for loan losses	$	100,312	$	429	$	(39)	$	(5)	$	(3,088)	$	—	$	97,609
Noninterest income	$	22,673	$	37	$	22,812	$	459	$	10,576	$	(18,263)	$	38,294
Noninterest Expenses:														
Salaries and employee benefits	$	36,960	$	8	$	15,276	$	3,336	$	16,582	$	—	$	72,162
Other expenses	$	44,873	$	142	$	5,233	$	5,192	$	8,049	$	(18,263)	$	45,226
Total noninterest expenses	$	81,833	$	150	$	20,509	$	8,528	$	24,631	$	(18,263)	$	117,388
Income (loss) before income taxes	$	41,152	$	316	$	2,264	$	(8,074)	$	(17,143)	$	—	$	18,515
Income taxes	$	8,882	$	77	$	567	$	(1,926)	$	(3,472)	$	—	$	4,128
Net income (loss)	$	32,270	$	239	$	1,697	$	(6,148)	$	(13,671)	$	—	$	14,387
Net loss attributable to noncontrolling interest	$	—	$	—	$	207	$	453	$	—	$	—	$	660
Net income (loss) available to common shareholders	$	32,270	$	239	$	1,904	$	(5,695)	$	(13,671)	$	—	$	15,047
Capital expenditures for the year ended December 31, 2022	$	400	$	—	$	26	$	2,202	$	413	$	—	$	3,041
Total assets as of December 31, 2022	$	3,014,475	$	34,248		14,817		12,258	$	375,171	$	(382,119)	$	3,068,850
Goodwill as of December 31, 2022	$	—	$	—		3,988	$	—	$	—	$	—	$	3,988

(Dollars in thousands)		CoRe Banking		Mortgage Banking		Professional Services		Edge Ventures		Financial Holding Company		Intercompany Eliminations		Consolidated
						2021									
Interest income	$	83,023	$	411	$	(8)	$	—	$	15	$	(12)	$	83,429
Interest expense	$	4,078	$	—	$	16	$	—	$	2,188	$	(12)	$	6,270
Net interest income (expense)	$	78,945	$	411	$	(24)	$	—	$	(2,173)	$	—	$	77,159
Provision for loan losses	$	(6,274)	$	(1)	$	—	$	—	$	—	$	—	$	(6,275)
Net interest income (expense) after provision for loan losses	$	85,219	$	412	$	(24)	$	—	$	(2,173)	$	—	$	83,434
Noninterest income	$	33,179	$	16,342	$	14,931	$	71	$	11,103	$	(13,030)	$	62,596
Noninterest Expenses:														
Salaries and employee benefits	$	33,595	$	—	$	10,949	$	1,962	$	13,704	$	—	$	60,210
Other expenses	$	37,033	$	16	$	4,095	$	2,555	$	6,573	$	(13,030)	$	37,242
Total noninterest expenses	$	70,628	$	16	$	15,044	$	4,517	$	20,277	$	(13,030)	$	97,452
Income (loss) before income taxes	$	47,770	$	16,738	$	(137)	$	(4,446)	$	(11,347)	$	—	$	48,578
Income taxes	$	9,154	$	4,068	$	(105)	$	(1,144)	$	(2,091)	$	—	$	9,882
Net income (loss)	$	38,616	$	12,670	$	(32)	$	(3,302)	$	(9,256)	$	—	$	38,696
Net loss attributable to noncontrolling interest	$	—	$	—	$	210	$	215	$	—	$	—	$	425
Net income (loss) attributable to parent	$	38,616	$	12,670	$	178	$	(3,087)	$	(9,256)	$	—	$	39,121
Preferred stock dividends	$	—	$	—	$	—	$	—	$	35	$	—	$	35
Net income (loss) available to common shareholders	$	38,616	$	12,670	$	178	$	(3,087)	$	(9,291)	$	—	$	39,086
Capital expenditures for the year ended December 31, 2021	$	2,590	$	—	$	2,731	$	—	$	43	$	—	$	5,364
Total assets as of December 31, 2021	$	2,804,840	$	50,202	$	13,210	$	9,914	$	363,971	$	(449,688)	$	2,792,449
Goodwill as of December 31, 2021	$	—	$	—	$	3,988	$	—	$	—	$	—	$	3,988

(Dollars in thousands)	CoRe Banking	Mortgage Banking	Professional Services	Edge Ventures	Financial Holding Company	Intercompany Eliminations	Consolidated
				2020			
Interest income	$ 75,812	$ 6,269	$ —	$ —	$ 3	$ (1,631)	$ 80,453
Interest expense	$ 10,400	$ 3,139	$ —	$ —	$ 261	$ (2,173)	$ 11,627
Net interest income (expense)	$ 65,412	$ 3,130	$ —	$ —	$ (258)	$ 542	$ 68,826
Provision for loan losses	$ 16,649	$ (70)	$ —	$ —	$ —	$ —	$ 16,579
Net interest income (expense) after provision for loan losses	$ 48,763	$ 3,200	$ —	$ —	$ (258)	$ 542	$ 52,247
Noninterest income	$ 24,420	$ 63,490	$ 5,909	$ —	$ 6,685	$ (8,667)	$ 91,837
Noninterest Expenses:							
Salaries and employee benefits	$ 25,808	$ 21,550	$ 2,993	$ —	$ 11,278	$ —	$ 61,629
Other expenses	$ 31,389	$ 5,074	$ 1,909	$ —	$ 5,265	$ (8,125)	$ 35,512
Total noninterest expenses	$ 57,197	$ 26,624	$ 4,902	$ —	$ 16,543	$ (8,125)	$ 97,141
Income (loss) before income taxes	$ 15,986	$ 40,066	$ 1,007	$ —	$ (10,116)	$ —	$ 46,943
Income taxes	$ 1,479	$ 9,862	$ 273	$ —	$ (2,082)	$ —	$ 9,532
Net income (loss) attributable to parent	$ 14,507	$ 30,204	$ 734	$ —	$ (8,034)	$ —	$ 37,411
Preferred stock dividends	$ —	$ —	$ —	$ —	$ 461	$ —	$ 461
Net income (loss) available to common shareholders	$ 14,507	$ 30,204	$ 734	$ —	$ (8,495)	$ —	$ 36,950
Capital expenditures for the year ended December 31, 2020	$ 6,439	$ 99	$ —	$ —	$ 77	$ —	$ 6,615

Note 23 – Quarterly Financial Data (Unaudited)

(Dollars in thousands)	Interest Income		Net Interest Income		Income Before Taxes		Net Income		Earnings Per Share			
									Basic		Diluted	
2022												
First quarter	$	23,262	$	21,848	$	3,576	$	2,864	$	0.24	$	0.22
Second quarter		28,090		26,660		3,650		2,956		0.24		0.23
Third quarter		33,903		29,846		2,952		2,718		0.22		0.21
Fourth quarter		40,702		33,449		8,337		6,509		0.52		0.50

(Dollars in thousands)	Interest Income		Net Interest Income		Income Before Taxes		Net Income		Earnings Per Share			
									Basic		Diluted	
2021												
First quarter	$	19,063	$	17,505	$	10,227	$	8,085	$	0.70	$	0.66
Second quarter		20,833		19,055		10,836		9,247		0.79		0.73
Third quarter		20,484		19,096		14,838		11,828		1.00		0.92
Fourth quarter		23,049		21,503		12,675		9,959		0.83		0.77

Note 25 – Acquisitions and Divestitures

Warp Speed Holdings, LLC

In March 2022, the Bank entered into an Equity Purchase Agreement (the "Purchase Agreement") with Warp Speed, pursuant to which the Bank agreed to purchase certain common units of Warp Speed in an amount equal to 37.5% of the outstanding equity interests of Warp Speed, on a fully-diluted basis. In April 2022, we assumed the Bank's obligations under the Purchase Agreement. Effective October 1, 2022, we completed the purchase with $38.4 million in cash, plus 313,030 shares of newly-issued common stock of MVB, with an aggregate value of $9.6 million, based on the volume-weighted average closing price for shares of MVB common stock for the 20 trading days ending the day prior to closing.

We account for our ownership in Warp Speed as an equity method investment, the balance of which was $49.4 million as of December 31, 2022. In accordance with *ASC Topic 323 Investments - Equity Method and Joint Ventures*, we have made an election to record our share of the results of operations of Warp Speed on a three-month lag. Accordingly, the transaction will not impact our consolidated statements of income until the first quarter of 2023.

Integrated Financial Holdings, LLC

In August 2022, we entered into the Merger Agreement with IFH. Pursuant to the Merger Agreement, IFH will merge with and into MVB, with MVB continuing as the surviving corporation. Under the terms of the merger agreement, IFH shareholders will receive 1.21 shares of MVB common stock for each share of IFH common stock. The value of the merger consideration to be paid by MVB in shares of MVB common stock upon the completion of the merger will be determined based on the closing price of MVB common stock on the closing date and the number of issued and outstanding shares of IFH common stock immediately prior to the closing. Following the merger, West Town Bank & Trust, a state bank chartered under the laws of Illinois and wholly-owned subsidiary of IFH, may, upon the direction of MVB, merge with and into the Bank, with the Bank as the surviving bank. In January 2023, the Merger Agreement was approved by the board of directors and shareholders of MVB and IFH. We are awaiting required regulatory approvals in order to execute the Merger.

Flexia Payments, LLC

In February 2021, the Bank entered into an agreement to acquire an 80.0% interest in Flexia. The Bank invested approximately $2.5 million for the 80.0% interest. At the time of acquisition, Flexia had no assets or liabilities. Soon after the Bank's investment, Flexia purchased a license for technology that allows users to access a reloadable account that combines a debit card account and casino gaming accounts into one card and to utilize them for non-cash transactions at participating casinos, for approximately $1.0 million for exclusive use in the United States and Canada. On the acquisition date, $0.5 million was recorded on the consolidated balance sheet for the 20.0% noncontrolling interest.

Trabian Technology, Inc.

In April 2021, the Bank entered into a Stock Purchase Agreement with Trabian, a leading software development firm servicing financial institutions. Pursuant to the agreement, the Bank invested approximately $1.6 million, including unregistered shares of MVB common stock, for the 80.0% interest. At the time of acquisition, Trabian had assets totaling $0.8 million and liabilities totaling $0.7 million. As a result of the transaction, the Bank recorded goodwill of $1.6 million and intangible assets related to Trabian's customer relationships and trade name totaling $0.6 million. On the acquisition date, $0.4 million was recorded on the consolidated balance sheet for the 20.0% noncontrolling interest.

Sale of Southern Market, WV Banking Centers

In July 2021, the Bank completed the sale of certain assets and liabilities of four banking centers in West Virginia. Pursuant to the terms of the Purchase and Assumption Agreement between the Bank and Summit, Summit assumed approximately $163.3 million in deposit liabilities, including accrued interest, and acquired approximately $57.8 million in loans, as well as accrued interest on those loans, cash, real property, personal property and other fixed assets associated with the banking centers, as of the July 10, 2021 closing date. The Bank recognized a pre-tax gain of $10.8 million on the sale during the year ending December 31, 2021.

Note 26 – Subsequent Events

In January 2023, we held a Special Meeting of Shareholders (the "Special Meeting"). At the Special Meeting, our shareholders approved an amendment to our articles of incorporation to effect an increase in the number of authorized shares of common stock from 20,000,000 to 40,000,000. Our articles of incorporation were amended to reflect the approval.

On February 28, 2023, we completed the sale of the Bank's wholly-owned subsidiary, Chartwell, for a purchase price of $14.4 million.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2022, we carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on the results of this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board Auditing Standard No. 5), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course of performing their assigned functions.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. Management's assessment did not identify any material weaknesses in our internal control over financial reporting.

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework in 2013*. Because there were no material weaknesses discovered, management believes that, as of December 31, 2022, our internal control over financial reporting was effective.

FORVIS LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report and has issued a report on the effectiveness of our internal control over financial reporting, which report is included in *Item 7 – Financial Statements and Supplementary Data* of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Date: March 16, 2023   /s/ Larry F. Mazza
                                                         Larry F. Mazza
                                                         CEO and Director
                                                         (Principal Executive Officer)

Date: March 16, 2023   /s/ Donald T. Robinson
                                                         Donald T. Robinson
                                                         President and CFO
                                                         (Principal Financial and Accounting Officer)

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as we will file with the SEC our definitive Proxy Statement pursuant to Regulation 14A of the Exchange Act for the 2023 Annual Meeting of Shareholders (the "Proxy Statement") not later than 120 days after December 31, 2022. The applicable information appearing in the Proxy Statement is incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as we will file with the SEC our definitive Proxy Statement not later than 120 days after December 31, 2022. The applicable information appearing in the Proxy Statement is incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

This information is omitted from this report (with the exception of the equity compensation plan information, which is disclosed below) pursuant to General Instruction G(3) of Form 10-K as we will file with the SEC our definitive Proxy Statement not later than 120 days after December 31, 2022. The applicable information appearing in the Proxy Statement is incorporated by reference.

Equity Compensation Plan Information as of December 31, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	782,116	$ 15.36	951,868
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	782,116	$ 15.36	952

During 2022, 160,527 stock options under our equity compensation plan were exercised.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as we will file with the SEC our definitive Proxy Statement not later than 120 days after December 31, 2022. The applicable information appearing in the Proxy Statement is incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as we will file with the SEC our definitive Proxy Statement not later than 120 days after December 31, 2022. The applicable information appearing in the Proxy Statement is incorporated by reference.

The Independent Registered Public Accounting Firm is FORVIS, LLP ("FORVIS") (PCAOB Firm ID No. 686) located in Tampa, Florida.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements of the registrant and its subsidiaries are filed as part of this report under *Item 8 - Financial Statements and Supplementary Data* and *Item 9A - Controls and Procedures*.

(a)(1) **Financial Statements**

Report of Independent Registered Public Accounting Firm Opinion on the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm Opinion on Internal Control over Financial Reporting

Consolidated Balance Sheets at December 31, 2022 and 2021

Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020

Notes to Consolidated Financial Statements

Management's Annual Report on Internal Control over Financial Reporting

(b) **Exhibits**

Exhibits filed with this Annual Report on Form 10-K are attached hereto. For a list of such exhibits, please refer to the "Exhibit Index" below. The Exhibit Index specifically identifies each management contract or compensatory plan required to be filed as an exhibit to this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit Number	Description	Exhibit Location
2.1	Agreement and Plan of Merger and Reorganization, dated August 12, 2022 by and between MVB Financial Corp. and Integrated Financial Holdings, Inc.	Form 8-K, File No. 001-38314, filed August 15, 2022, and incorporated by reference herein
3.1	Articles of Incorporation, as amended	Annual Report Form 10-K, File No. 000-50567, filed March 16, 2015, and incorporated by reference herein
3.2	Articles of Amendment to Articles of Incorporation of MVB Financial Corp.	Form 8-K, File No. 001-38314, filed January 31, 2023, and incorporated by reference herein
3.3	Second Amended and Restated Bylaws, as amended	Form 8-K, File No. 001-38314, filed June 22, 2018, and incorporated by reference herein
4.1	Specimen of Stock Certificate representing MVB Financial Corp. Common Stock	Form S-3 Registration Statement, File No. 001-38314, filed December 8, 2021, and incorporated by reference herein
4.2	Description of Securities	Filed herewith
10.1†	MVB Financial Corp. 2003 Stock Incentive Plan	Form SB-2 Registration Statement, File No. 333-120931, filed December 2, 2004, and incorporated by reference herein
10.2†	MVB Financial Corp. 2013 Stock Incentive Plan, as amended	Form 10-K, File No. 001-38314, filed March 8, 2018, and incorporated by reference herein
10.3†	MVB Financial Corp. 2018 Annual Senior Executive Performance Incentive Plan	Form 8-K, File No. 001-38314, filed February 23, 2018, and incorporated by reference herein
10.4†	MVB Financial Corp. 2022 Stock Incentive Plan	Appendix A to Proxy Statement, File No. 001-38314, filed April 7, 2022, and incorporated by reference herein
10.5	Lease Agreement with Essex Properties, LLC for land occupied by Bridgeport Branch	Form SB-2 Registration Statement, File No. 333-120931, filed December 2, 2004, and incorporated by reference herein
10.6†	Employment Agreement of Larry F. Mazza	Form 8-K, File No. 000-50567, filed March 5, 2021, and incorporated by reference herein
10.7†	Employment Agreement of Donald T. Robinson	Form 8-K, File No. 000-50567, filed March 5, 2021, and incorporated by reference herein
10.8†	Offer Letter for Donald T. Robinson	Form 8-K, File No. 000-50567, filed December 3, 2015, and incorporated by reference herein
10.9†	Investment Agreement between MVB Financial Corp. and Larry F. Mazza	Form 8-K, File No. 000-50567, filed March 13, 2017, and incorporated by reference herein
10.10†	MVB Financial Corp. Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement	Form 8-K, File No. 001-38314, filed March 27, 2018, and incorporated by reference herein
10.11	Purchase and Assumption Agreement, dated April 22, 2021, by and between MVB Bank, Inc. and Summit Community Bank, Inc.	Form 8-K, File No. 001-38314, filed April 23, 2021, and incorporated by reference herein
10.12	Subordinated Note Purchase Agreement, dated November 30, 2020, by and among MVB Financial Corp. and certain qualified institutional buyers	Form 8-K, File No. 0000-50567, filed November 30, 2020, and incorporated by reference herein
10.13	Subordinated Note Purchase Agreement, dated September 28, 2021, by and among MVB Financial Corp. and certain qualified institutional buyers	Form 8-K, File No. 0000-50567, filed September 28, 2021, and incorporated by reference herein
10.14	Agreement, dated March 2, 2020, by and between the Bank, PMG, Intercoastal, H. Edward Dean, III, Tom Pyne and Peter Cameron	Form 8-K, File No. 000-50567, filed March 3, 2020, and incorporated by reference herein
10.15	Equity Purchase Agreement, dated March 13, 2022, between Warp Speed Holdings LLC and MVB Bank, Inc.	Form 8-K, File No. 001-38314, filed March 14, 2022, and incorporated by reference herein

10.16	Credit Agreement, dated as of October 7, 2022, between MVB Financial Corp., as Borrower, and Raymond James Bank, as Lender	Form 8-K, File No. 001-38314, filed October 11, 2022, and incorporated by reference herein
10.17	Limited Consent, Waiver and Omnibus Amendment to Credit Agreement, dated as of December 27, 2022, between MVB Financial Corp., as Borrower, and Raymond James Bank, as Lender	Filed herewith
10.18	Second Amendment to Credit Agreement, dated as of February 24, 2023, between MVB Financial Corp., as Borrower, and Raymond James Bank, as Lender	Filed herewith
21	Subsidiaries of Registrant	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
24	Power of Attorney	Contained in signature page to this Annual Report on Form 10-K
31.1	Certificate of Principal Executive Officer pursuant to Section 302 of Sarbanes Oxley Act of 2002	Filed herewith
31.2	Certificate of Principal Financial Officer pursuant to Section 302 of Sarbanes Oxley Act of 2002	Filed herewith
32.1*	Certificate of Principal Executive Officer & Principal Financial Officer pursuant to Section 906 of Sarbanes Oxley Act of 2002	Filed herewith
101.INS	XBRL Instance Document	Filed herewith
101.SCH	XBRL Taxonomy Extension Schema	Filed herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	Filed herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase	Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase	Filed herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	Filed herewith

(*) In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

(†) Management contract or compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MVB Financial Corp.

Date: March 16, 2023   By: /s/ Larry F. Mazza

Larry F. Mazza
CEO and Director
(Principal Executive Officer)

POWER OF ATTORNEY AND SIGNATURES

Know all persons by the presents, that each person whose signature appears below constitutes and appoints Larry F. Mazza and/ or Donald T. Robinson, and either of them, as attorney-in-fact, with each having the power of substitution, for him or her in any and all capacities, to sign in his or her name and on his or her behalf, any amendment to this Form 10-K and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Larry F. Mazza   Date: March 16, 2023
Larry F. Mazza, CEO and Director
(Principal Executive Officer)

/s/ Donald T. Robinson   Date: March 16, 2023
Donald T. Robinson, President and CFO
(Principal Financial and Accounting Officer)

/s/ W. Marston Becker   Date: March 16, 2023
W. Marston Becker, Chairman

/s/ John W. Ebert   Date: March 16, 2023
John W. Ebert, Director

/s/ Daniel W. Holt   Date: March 16, 2023
Daniel W. Holt, Director

/s/ Gary A. LeDonne   Date: March 16, 2023
Gary A. LeDonne, Director

/s/ Kelly R. Nelson   Date: March 16, 2023
Kelly R. Nelson, Director

/s/ Jan L. Owen   Date: March 16, 2023
Jan L. Owen, Director

/s/ Lindsay Slader   Date: March 16, 2023
Lindsay Slader, Director

/s/ Cheryl D. Spielman   Date: March 16, 2023
Cheryl D. Spielman, Director



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